   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 17, 1997.

                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                    FORM S-1

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                           --------------------------


                         FREEPORT-McMoRan SULPHUR INC.


             (Exact name of registrant as specified in its charter)

           DELAWARE                          1479                  72-1392855
 (State or other jurisdiction    (Primary Standard Industrial   (I.R.S. Employer
      of incorporation)          Classification Code Number)     Identification
                                                                      No.)

                              1615 POYDRAS STREET
                          NEW ORLEANS, LOUISIANA 70112
                                 (504) 582-4000
              (Address, including zip code, and telephone number,
       including area code, of Registrant's principal executive offices)

                               ROBERT M. WOHLEBER
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                         FREEPORT-MCMORAN SULPHUR INC.
                              1615 POYDRAS STREET
                          NEW ORLEANS, LOUISIANA 70112
                                 (504) 582-4000

           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                         ------------------------------

                                   COPIES TO:

            ROGER T. BAKER                           LISA M. BUCHANAN
  Vice President and General Counsel             Jones, Walker, Waechter,
        Freeport-McMoRan Inc.              Poitevent, Carrere & Denegre, L.L.P.
         1615 Poydras Street                      201 St. Charles Avenue
     New Orleans, Louisiana 70112              New Orleans, Louisiana 70170
            (504) 582-4000                            (504) 582-8000

                         ------------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

As soon as practicable after this Registration Statement becomes effective and all other conditions to the merger described in the prospectus included herein have been satisfied or waived.
                           --------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the "1933 Act"), check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the 1933 Act, please check the following box and list the 1933 Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the 1933 Act, check the following box and list the 1933 Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                           --------------------------

                        CALCULATION OF REGISTRATION FEE


                                                                             PROPOSED MAXIMUM
           TITLE OF EACH CLASS OF                     AMOUNT TO                 AGGREGATE                 AMOUNT OF
         SECURITIES TO BE REGISTERED                BE REGISTERED             OFFERING PRICE           REGISTRATION FEE
Common Stock, $0.01 par value per share
 (including Preferred Stock Purchase
 Rights(1))..................................      5,338,513 shares                 $0                      $0(2)


(1) Each share of Common Stock registered hereby includes a right under certain circumstances to purchase one one-hundredth of a share of Participating Preferred Stock, par value $.01 per share, of the Company.

(2) All of the shares of Common Stock registered hereby are being delivered to the stockholders of Freeport-McMoRan Inc. ("FTX") upon consummation of the merger of FTX with and into IMC-Global Inc. ("IGL"), as more fully described in the prospectus included herein. Shares of common stock and warrants of IGL that will be delivered to stockholders of FTX upon consummation of the merger have been registered by IGL under a Registration Statement on Form S-4 to be filed by IGL with the Securities and Exchange Commission (the "Commission"). Because no separate consideration will be received for the shares of Common Stock to be delivered to the FTX stockholders, the maximum offering price is zero, and, pursuant to the 1933 Act, no fee is required to be paid in connection with the registration of such shares.
                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE 1933 ACT, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                   PROSPECTUS

                                5,338,513 SHARES

                                     [LOGO]

                                  COMMON STOCK

                            $.01 PAR VALUE PER SHARE

    This Prospectus relates to 5,338,513 shares of common stock (the "Common Stock") of Freeport-McMoRan Sulphur Inc. ("Freeport Sulphur" or the "Company") which will be delivered on a pro rata basis to the holders of common stock of Freeport-McMoRan Inc. ("FTX"), in connection with the proposed merger (the "Merger") of FTX into IMC Global Inc. ("IGL").

    Freeport Sulphur is a newly-formed, wholly-owned subsidiary of Freeport-McMoRan Resource Partners, Limited Partnership, a Delaware limited partnership ("FRP"), of which FTX is the administrative managing general partner and the owner of a 51.6% partnership interest. In connection with the Merger, FRP has agreed to contribute to Freeport Sulphur the assets and liabilities of FRP's sulphur business and certain of FRP's oil and gas operations, including those businesses commonly referred to as the "Main Pass" operations, and IGL has agreed to transfer its separate interest in the Main Pass operations to FRP, which FRP will also contribute to Freeport Sulphur. Following those contributions, Freeport Sulphur will own an 83.3% interest in the Main Pass operations and will own 100% of the other assets contributed by FRP.

    Following the contributions, FRP will distribute all of the shares of Common Stock to FTX and the other holders of its units of partnership interest in accordance with their respective partnership interests, such that, following such distribution and immediately prior to the effective time of the Merger, FTX will own 5,338,513, or 51.6%, of the shares of Common Stock and FRP's public unitholders will own in the aggregate 5,008,065, or 48.4%, of the shares of Common Stock. Upon consummation of the Merger, each FTX stockholder will then receive a proportionate number of shares of Common Stock received by FTX from FRP.

    Under the terms of an Agreement and Plan of Merger dated August 26, 1997 between FTX and IGL (the "Merger Agreement"), and based on the approximately
25.1 million shares of FTX common stock outstanding as of the date of this Prospectus, each FTX stockholder would be entitled to receive approximately
0.2123 of a share of Common Stock for each share of FTX common stock held (or
0.1980 of a share of Common Stock if all outstanding options to acquire FTX common stock were exercised on or before such date). In connection with the solicitation of the vote of the FTX stockholders and the IGL stockholders on the Merger Agreement, FTX and IGL have delivered to their respective stockholders a Joint Proxy Statement/Prospectus (the "Proxy Statement") describing the material terms of the Merger, to which this Prospectus has been attached as Annex VIII.

    All of the shares of Common Stock being delivered hereby are being received by FTX from FRP and delivered to the FTX stockholders upon consummation and in consideration of the Merger. No separate consideration will be paid by FTX stockholders for the shares of Common Stock being delivered hereby. There is currently no public trading market for the shares of Common Stock. Freeport Sulphur has applied for listing of the Common Stock on the New York Stock Exchange upon notice of issuance and expects to receive approval of such listing prior to the distributions.

    RECIPIENTS OF THE COMMON STOCK SHOULD NOTE THE FACTORS DISCUSSED IN "RISK FACTORS" BEGINNING ON PAGE 10.

                             ---------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
         SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
              PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                           --------------------------


               The date of this Prospectus is November 17, 1997.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE NOTED OR THE CONTEXT REQUIRES OTHERWISE, REFERENCES HEREIN TO THE HISTORICAL OPERATIONS AND PERFORMANCE OF THE "COMPANY" OR "FREEPORT SULPHUR" REFER ONLY TO THE OPERATIONS AND PERFORMANCE OF THE FRP TRANSFERRED BUSINESSES AND NOT OF THE IGL TRANSFERRED BUSINESSES, AND PROSPECTIVE STATEMENTS ABOUT THE "COMPANY" OR "FREEPORT SULPHUR" REFER TO FREEPORT SULPHUR AS IF EACH OF THE CONTRIBUTION AND THE DISTRIBUTIONS (AS DEFINED BELOW) HAD BEEN CONSUMMATED.

                        THE MERGER AND THE DISTRIBUTIONS

    This Prospectus relates to 5,338,513 shares of Common Stock of the Company which are to be delivered on a pro rata basis to the holders of common stock, $.01 par value, of FTX (the "FTX Common Stock") in connection with the proposed Merger of FTX into IGL (the "FTX Stockholder Distribution"). Under the terms of the Merger Agreement, each share of FTX Common Stock that is issued and outstanding at the effective time of the Merger (the "Effective Time") will be converted into the right to receive, (i) 0.90 of a share of IGL common stock, $1.00 par value (the "IGL Common Stock"), (ii) one-third of a warrant to purchase a share of IGL Common Stock, with each whole warrant representing a right to purchase one share of IGL Common Stock for $44.50 per share, and (iii) a proportionate number of shares of Common Stock that will be held by FTX immediately prior to the Effective Time. Cash will be issued in lieu of fractional shares and fractional warrants. Based on the approximately 25.1 million shares of FTX Common Stock outstanding as of the date of this Prospectus, each FTX stockholder would be entitled to receive approximately
0.2123 of a share of Common Stock for each share of FTX Common Stock held at the Effective Time (or approximately 0.1980 of a share of Common Stock if all outstanding options to acquire FTX Common Stock were exercised on or before the Effective Time). If all outstanding options to acquire FTX Common Stock that are "in the money" as of the date of this Prospectus were exercised, there would be
25.9 million shares of FTX Common Stock outstanding and the exchange ratio would be 0.2064 of a share of Common Stock for each share of FTX Common Stock.

    In connection with the Merger, FRP and the Company have entered into a Contribution and Distribution Agreement dated August 26, 1997 (the "Distribution Agreement"), pursuant to which FRP has agreed to contribute to Freeport Sulphur the assets and liabilities of FRP's sulphur business, and of certain of FRP's oil and gas operations, including those businesses commonly referred to as the "Main Pass" operations, located offshore Louisiana in the Gulf of Mexico (the "FRP Transferred Businesses"). Also in connection with the Merger and under the terms of a separate contribution agreement, IGL has agreed to transfer to FRP its separate interest in the Main Pass operations (the "IGL Transferred Businesses"), which FRP will also contribute to Freeport Sulphur. The contributions by FRP and IGL of the FRP and IGL Transferred Businesses are referred to herein as the "Contribution," and the assets, liabilities and businesses so transferred are referred to collectively herein as the "Transferred Businesses." Following the Contribution, the Company will own an 83.3% interest in the Main Pass operations (with Homestake Sulphur Company ("Homestake") continuing to own the remaining 16.7%), and will own 100% of the other assets contributed by FRP pursuant to the Distribution Agreement.


    Following the Contribution, FRP will distribute all 10,346,578 shares of the Company's Common Stock to FTX and the other holders of its units of partnership interest (the "FRP Distribution" and together with the FTX Stockholder Distribution, the "Distributions") in accordance with their respective partnership interests, such that, following the FRP Distribution and immediately prior to the Effective Time, FTX will own 5,338,513, or 51.6%, of the outstanding shares of Common Stock and FRP's public unitholders will own in the aggregate 5,008,065, or 48.4%, of the outstanding shares of Common Stock. At the Effective Time, each FTX stockholder will be entitled to receive a proportionate number of shares of the Common Stock received by FTX in the FRP Distribution. The FRP Distribution will not be effected until approval of the Merger by the stockholders of FTX and IGL has been received and all other conditions to the Merger (other than the FRP Distribution) have been satisfied or waived, and the FTX Stockholder Distribution will not be effected until the FRP Distribution and the Merger have been consummated.


    The 10,346,578 shares of Common Stock to be distributed to the FTX stockholders and to the FRP public unitholders in the Distributions will constitute all of the outstanding Common Stock immediately following the Distributions. There is currently no public market for the Common Stock, although it is expected that a "when-issued" trading market may develop on or about the Effective Time. Freeport Sulphur has applied for listing of the Common Stock on the New York Stock Exchange (the "NYSE") upon notice of issuance and expects to receive approval of such listing prior to the Distributions. See "Description of Capital Stock."


                                  THE COMPANY

    Freeport Sulphur is a Delaware corporation formed in August 1997 to succeed to the sulphur and certain oil and gas operations of FRP. Management believes that Freeport Sulphur is the world's largest producer of mined, or "Frasch," sulphur and the largest supplier of elemental sulphur in the United States. The Company's sulphur operations include the mining, purchase, transportation, terminaling and marketing of sulphur. Its oil and gas operations consist of the production and sale of oil and gas from its Main Pass facilities.

    The Main Pass sulphur deposit, which was discovered offshore Louisiana in the Gulf of Mexico in 1988, is the largest known sulphur reserve in North America. The Company's Main Pass offshore mining complex is the largest structure of its type in the Gulf of Mexico and one of the largest in the world, and was designed to produce an average of 5,500 long tons (2,240 lbs.) per day over its life. The Company began operating the Culberson mine in West Texas in January 1995 following its acquisition of substantially all of the domestic sulphur assets of Pennzoil Company ("Pennzoil"). As of December 31, 1996, the Main Pass and Culberson mines were estimated to contain proved sulphur reserves totaling 53.1 million long tons net to the Company (or 69.7 million long tons net to the Company on a pro forma basis after the contribution of the IGL Transferred Business). In addition to the Culberson mine, the Company also acquired from Pennzoil sulphur terminals and handling facilities in Galveston, Texas and Tampa, Florida, land and marine transportation equipment, and sales and other related commercial contracts and obligations.


    The Company's principal business is the sale of sulphur and the marketing of its terminaling and transportation assets for use by recovered sulphur producers and industrial consumers of sulphur. The phosphate fertilizer industry generally accounts for approximately 90% of the Company's sulphur sales. The Company's 1996 sulphur sales were approximately 2.9 million long tons representing 25% of domestic consumption (or 3.4 million long tons representing 30% of domestic consumption on a pro forma basis after the contribution of the IGL Transferred Businesses). Sales to IMC-Agrico Company, a joint venture partnership between IGL and FRP that is a manufacturer of phosphate fertilizers and the largest purchaser of elemental sulphur in the world, ("IMC-Agrico"), represented approximately 65% of the Company's sulphur sales (or 71% on a pro forma basis after the contribution of the IGL Transferred Businesses). Pursuant to a Sulphur Supply Agreement, the Company has agreed to supply and IMC-Agrico has agreed to purchase approximately 75% of IMC-Agrico's annual sulphur consumption for as long as IMC-Agrico has an operational need for sulphur. The price per ton for all sulphur delivered under the agreement is based upon the weighted average market price for sulphur delivered by other sources to IMC-Agrico's New Wales production plant in central Florida, except that the Company is entitled to a premium with respect to approximately 40% of the sulphur that it delivers under the agreement. IMC-Agrico also pays a portion of the freight costs associated with the delivery of sulphur under the agreement. Management believes that the terms of the Sulphur Supply Agreement are no less favorable to the Company than those that could have been negotiated with an unaffiliated party.

    The Main Pass site also contains proved oil reserves from which the Company produces and sells oil for the Main Pass joint venture. Oil production averaged approximately 10,700 barrels per day (5,200 barrels net to the Company, or 7,400 barrels net to the Company on a pro forma basis after the contribution of the IGL Transferred Businesses) during the year ended December 31, 1996, and 9,400 barrels per day (4,600 barrels net to the Company, or 6,500 barrels net the Company on a pro forma basis after the contribution of the IGL Transferred Businesses) during the nine months ended September 30, 1997. As of December 31, 1996, Main Pass was estimated to contain 12.8 million barrels (5.2 million barrels net to the Company, or 7.4 million barrels net to the Company on a pro forma basis after the contribution of the IGL Transferred Businesses) of proved oil reserves. In 1997, such estimates were reduced to 8.2 million barrels (3.2 million barrels net to the Company, or 4.6 million barrels net to the Company on a pro forma basis after the contribution of the IGL Transferred Businesses) of proved oil reserves, which are expected to decline substantially in subsequent years and to be fully depleted by 2001.


    The Company's principal executive offices are located at 1615 Poydras Street, New Orleans, Louisiana 70112, and its telephone number is (504) 582-4000.

                   SUMMARY OF FEDERAL INCOME TAX CONSEQUENCES

    The following summary of the material United States federal income tax consequences of the receipt by the FTX stockholders of the Company's Common Stock in the Merger is based on an opinion of Miller & Chevalier, Chartered, tax counsel to FTX. This summary is qualified by, and amplified in, the discussion in the section of this Prospectus entitled "Certain Federal Income Tax Consequences."

    FTX stockholders will receive shares of Common Stock as part of the consideration in the Merger. Each stockholder will recognize gain, if any, but not loss, on the Merger to the extent of the fair market value of the shares of Common Stock (including the amount of cash received in lieu of a fractional share interest) received in the Merger. IGL will determine the fair market value of the Common Stock for this purpose, but its determination is not binding on the Internal Revenue Service (the "IRS"). While not free from doubt due to the absence of controlling precedent, gain recognized by an FTX stockholder who is not also an IGL stockholder should constitute capital gain, rather than dividend income, assuming that the stockholder held the FTX Common Stock with respect to which the Common Stock is received as a capital asset. FTX stockholders who also own IGL stock should consult their own tax advisors for special considerations that may apply in regard to the receipt of Common Stock or cash in lieu of a fractional share thereof. An individual stockholder's capital gain will be taxable at a maximum federal income tax rate of 20% or 28%, if the FTX stockholder held the surrendered shares of FTX Common Stock for more than 18 months or 12 months, respectively, as of the Effective Time.

    A "Non-U.S. Holder" (as defined in "Certain Federal Income Tax Consequences") will not be subject to United States federal income tax on any gain realized on the receipt of Common Stock in the Merger unless (a) the gain is derived from sources within the United States and the Non-U.S. Holder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year in which the gain is realized; (b) the Non-U.S. Holder is subject to tax pursuant to the provisions of U.S. federal tax law applicable to certain United States expatriates; (c) the gain is effectively connected with the conduct of a trade or business within the United States; or
(d) the FTX Common Stock is a "United States real property interest" as defined in section 897(c)(1) of the Code and at any time during the five years prior to the Merger the Non-U.S. Holder held, directly or constructively, more than 5% of the FTX Common Stock.

    The basis of the Common Stock received by an FTX stockholder will be equal to its fair market value as of the Effective Time. The stockholders' holding periods for the Common Stock will begin on the day after the Effective Time.

                      SUMMARY FINANCIAL AND OPERATING DATA

    The summary financial data provided below reflect the historical results of operations and financial position of the FRP Transferred Businesses only and do not include the IGL Transferred Businesses. The historical financial information is not necessarily indicative of the financial position and results of operations that would have been achieved had the Company been operated as an independent entity during the periods covered or the results that may be achieved in the future. Historical net income and dividends per share amounts are not presented because the FRP Transferred Businesses were operated through divisions of FRP for the periods presented. See "Risk Factors--Limited Relevance of Historical Financial Information."


    The summary historical financial information as of December 31, 1996 and 1995 and for each of the years in the three-year period ended December 31, 1996 has been derived from the audited financial statements of the FRP Transferred Businesses included elsewhere herein and does not include the IGL Transferred Businesses. The summary financial information as of September 30, 1997 and for each of the nine-month periods ended September 30, 1997 and 1996 has been derived from the unaudited financial statements of the FRP Transferred Businesses, and in the opinion of management includes all adjusting entries (consisting only of normal recurring adjustments), necessary for a fair presentation of the results of the periods presented.


    The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical audited financial statements of the FRP Transferred Businesses and notes thereto included elsewhere herein.


                                             NINE MONTHS ENDED
                                               SEPTEMBER 30,             YEARS ENDED DECEMBER 31,
                                          ------------------------  -----------------------------------
                                              1997         1996       1996         1995         1994
                                          ------------   ---------  ---------  ------------   ---------
                                                   (IN THOUSANDS, EXCEPT REALIZED PRICE DATA)
INCOME STATEMENT DATA:
  Revenues..............................  $158,304       $ 167,379  $ 221,426  $255,949       $ 151,795
  Net income (loss) before income
    taxes(1)............................  (425,171)(2)      11,620     12,392    25,020(3)        7,353
  Pro forma net income (loss)
    (unaudited)(1)......................  (269,558)          7,251      7,733    18,175           4,662
OPERATING DATA:
  Sulphur sales (long tons).............     2,167           2,142      2,900     3,050           2,088
  Sulphur average realized price........  $  60.75       $   63.01  $   61.78  $  70.44       $   53.07
  Oil sales (barrels)...................     1,248           1,508      1,896     2,218           2,534
  Oil average realized price............  $  18.37       $   18.82  $   19.49  $  15.82       $   13.74
CASH FLOW DATA:
  Operating.............................  $ 20,834       $  41,512  $  51,844  $ 65,407       $  34,202
  Investing.............................    (2,099)         (3,743)    (1,688)   (3,335)        (10,006)
  Financing.............................   (19,279)        (38,560)   (49,814)  (59,298)        (24,596)
OTHER DATA:
  EBITDA(4).............................    26,468          41,614     50,192    68,720          47,284
  Capital expenditures..................     2,989           4,948      3,834     3,710          11,231

                                                                                AS OF        AS OF DECEMBER 31,
                                                                            SEPTEMBER 30,  ----------------------
                                                                                1997          1996        1995
                                                                            -------------  ----------  ----------
                                                                                       (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital.........................................................   $    27,205   $   25,794  $   42,059
  Property, plant and equipment, net......................................        92,562(2)    535,653    575,029
  Total assets............................................................       178,581      633,620     680,467
  Net assets to be transferred............................................        39,910      484,360     521,782


------------------------

(1) As a partnership, FRP pays no federal or state income taxes and historically has not provided for income taxes for the FRP Transferred Businesses. Pro forma net income includes an estimated tax provision for the applicable periods as if the FRP Transferred Businesses operated as a stand-alone taxpaying entity.


(2) In 1995, the Financial Accounting Standards Board adopted Statement of Financial Accounting Standards No. 121 ("SFAS No. 121"), which requires an assessment of the carrying value of long-lived assets and a reduction of such carrying value to fair value when events or changes in circumstances indicate that the carrying amount may not be recoverable. In the third quarter of 1997, FRP and FTX determined that the sulphur assets were impaired within the meaning of SFAS No. 121 because their book value exceeded the estimated undiscounted net cash flow recoverable with respect thereto. Accordingly, in the third quarter of 1997, FRP and FTX recorded an impairment writedown totaling $425.4 million to reduce these properties to their fair value (measured by the difference between the carrying value of such assets and the current discounted value of estimated future net cash flows).



(3) Includes charges totaling $7.0 million allocated to the FRP Transferred Businesses to reflect a compensation charge related to FTX stock appreciation rights, which was attributable to the significant rise in the price of FTX Common Stock during such period. Pursuant to a management services agreement with FTX, these costs were allocated to FRP, and thus to the FRP Transferred Businesses, based on payroll costs.



(4) EBITDA represents net income before income taxes plus depreciation and amortization expense. EBITDA is not a measure of cash flow, operating results or liquidity as determined by generally accepted accounting principles. The Company has supplementally disclosed information concerning EBITDA because management believes that EBITDA is commonly accepted as providing useful information regarding a company's historical ability to incur and service debt. Management of the Company believes that factors that should be considered by investors in evaluating EBITDA include, but are not limited to, trends in EBITDA as compared to cash flow from operations, debt service requirements and capital expenditures. EBITDA as defined and measured by the Company may not be comparable to similarly titled measures of other companies. Further, EBITDA should not be considered in isolation or as an alternative to, or more meaningful than, net income or cash flow provided by operations as determined in accordance with generally accepted accounting principles as an indicator of the Company's profitability or liquidity.

                 SUMMARY PRO FORMA FINANCIAL AND OPERATING DATA


    The unaudited pro forma balance sheet data as of September 30, 1997 provided below gives effect to the transfer of the Transferred Businesses as if such transfer had occurred on September 30, 1997, and the unaudited pro forma income statement data for the nine-month period ended September 30, 1997 and the year ended December 31, 1996 gives effect to the transfer of the Transferred Businesses as if such transfer had occurred on January 1, 1996. The unaudited pro forma financial data does not purport to represent what the Company's financial position or results of operations would have been had such transfer occurred on the dates indicated or the results that may be achieved in the future.



                                 NINE MONTHS         YEAR
                                    ENDED           ENDED
                                SEPTEMBER 30,    DECEMBER 31,
                                    1997             1996
                                -------------   --------------
                                  (IN THOUSANDS, EXCEPT PER
                                            SHARE
                                   AND REALIZED PRICE DATA)
INCOME STATEMENT DATA:
  Revenues....................    $ 190,510        $268,919
  Net income (loss) before
    income taxes(1)(2)........     (422,183)         25,326
  Net income (loss)(1)........     (267,664)         15,803
  Net income (loss) per
    share.....................       (25.76)           1.52
  Weighted average common
    shares....................       10,390          10,409
OPERATING DATA:
  Sulphur sales (long tons)...        2,521           3,385
  Sulphur average realized
    price.....................    $   61.87        $  63.10
  Oil sales (barrels).........        1,782           2,708
  Oil average realized
    price.....................    $   18.37        $  19.49
OTHER DATA:
  EBITDA(3)...................    $  31,924        $ 66,326
  Capital expenditures........        4,203           5,346



                                                                                                        AS OF
                                                                                                    SEPTEMBER 30,
                                                                                                         1997
                                                                                                    --------------
                                                                                                    (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital.................................................................................   $     43,377
  Property, plant and equipment, net(2)(4)........................................................        114,462
  Total assets(2).................................................................................        278,144
  Stockholder's equity(2).........................................................................        107,677


------------------------

(1) As a partnership, FRP pays no federal or state income taxes and historically has not provided for income taxes for the Transferred Businesses. Pro forma net income includes an estimated tax provision for the applicable periods as if the Transferred Businesses operated as a stand-alone taxpaying entity.


(2) In 1995, the Financial Accounting Standards Board adopted SFAS No. 121, which requires an assessment of the carrying value of long-lived assets and a reduction of such carrying value to fair value when events or changes in circumstances indicate that the carrying amount may not be recoverable. In the third quarter of 1997, FRP and FTX determined that the sulphur assets were impaired within the meaning of SFAS No. 121 because their book value exceeded the estimated undiscounted net cash flow recoverable with respect thereto. Accordingly, in the third quarter of 1997, FRP and FTX recorded an impairment writedown totaling $425.4 million to reduce these properties to their fair value (measured by the difference between the carrying value of such assets and the current discounted value of estimated future net cash flows).

(3) EBITDA represents net income before income taxes plus depreciation and amortization expense. EBITDA is not a measure of cash flow, operating results or liquidity as determined by generally accepted accounting principles. The Company has supplementally disclosed information concerning EBITDA because management believes that EBITDA is commonly accepted as providing useful information regarding a company's historical ability to incur and service debt. Management of the Company believes that factors that should be considered by investors in evaluating EBITDA include, but are not limited to, trends in EBITDA as compared to cash flow from operations, debt service requirements and capital expenditures. EBITDA as defined and measured by the Company may not be comparable to similarly titled measures of other companies. Further, EBITDA should not be considered in isolation or as an alternative to, or more meaningful than, net income or cash flow provided by operations as determined in accordance with generally accepted accounting principles as an indicator of the Company's profitability or liquidity.



(4) The property, plant and equipment to be contributed by IGL were estimated to have a fair value of approximately $21.9 million using the same assumptions applied in the impairment assessment of FRP's sulphur assets discussed in
    (2) above.

                                  RISK FACTORS

COMPETITION

    There are two principal sources of elemental sulphur: (i) mined sulphur and
(ii) recovered sulphur produced as a by-product by oil refineries and gas treatment plants. Recovered sulphur from domestic and foreign sources is a major and lower cost source of supply for most sulphur customers and is the major source of competition for the Company. As a by-product of the producer's refining operations, the principal cost recognized by such producers is the cost of handling and transportation to customers.

    Production of recovered sulphur from high-sulphur gas processing plants and oil refineries in the United States has increased at an average rate of approximately 125,000 tons per year for the last three years. Because U.S. recovered sulphur producers do not have the ability to store large inventories of sulphur, they must move it to market and, depending on the proximity of their plants to the principal sulphur market of central Florida, such producers may enjoy a significant cost advantage over the Company.

    Because the supply of U.S. recovered sulphur alone cannot meet total domestic demand, mined sulphur, along with imported recovered sulphur obtained principally from Canada and Mexico, are required to supply the balance. Canadian recovered sulphur producers have facilities for storing excess sulphur production in solid form, and approximately 90% of the Western Hemisphere's sulphur inventories currently consist of sulphur recovered from natural gas in the province of Alberta in western Canada. At certain price levels in the U.S. sulphur markets, and depending on prices in the foreign markets they supply, Canadian producers can be expected to increase sulphur sales to U. S. buyers in competition with the Company.

    The principal competitive risk to the Company's ability to mine sulphur profitably is the potential for decreased domestic demand for sulphur, increased production from domestic recovered sulphur producers, increases in imported recovered sulphur and the rate at which stored sulphur, particularly in Canada, is released into the market. In addition, the current level of Canadian sulphur inventories limits the potential of the Company to realize significant price increases for its sulphur. See "Business-- Competition."

RELIANCE ON IGL AS CONTINUING CUSTOMER


    Approximately 65% of the Company's 1996 sulphur sales (71% on a pro forma basis after the contribution of the IGL Transferred Businesses) were made to IMC-Agrico, and, subsequent to the Distributions, IMC-Agrico will continue to account for a substantial percentage of the Company's sulphur sales. Sales of sulphur to IMC-Agrico are generally made at market prices, with a portion of such sales receiving additional price consideration. Although the Company has a long-term supply contract with IMC-Agrico that requires IMC-Agrico to purchase sulphur from the Company as long as IMC-Agrico's phosphate fertilizer operations require the use of sulphur, the loss of or a significant decline in its sales of sulphur to IMC-Agrico could have a material adverse effect on the Company's business and operating results.


EFFECT OF PRICES ON SULPHUR MINING OPERATIONS

    Although current sulphur prices allow the Company to generate positive cash flows from its mining operations, any significant decline in the market price of sulphur for a sustained period would require the Company to consider the suspension or curtailment of mining operations at either or both of its operating mines. In such event, it is likely that the Culberson mine would be closed first, because of the higher transportation costs associated with that site. Because of the costs associated with closing and re-opening mine sites, as well as the potential loss of mining or mineral development rights if mining operations were suspended, the Company could decide to operate its mines for some period even if they did not generate positive cash flow, and if operations were suspended, it could be difficult and expensive for the Company to subsequently re-open a mine.

SEASONALITY AND VOLATILITY OF SULPHUR MARKETS

    Because the principal use of sulphur is in the manufacture of phosphate fertilizers, the Company's ability to successfully market its sulphur is materially dependent on prevailing agricultural conditions and the worldwide demand for fertilizers. Although phosphate fertilizer sales are fairly constant month-to-month, seasonal increases occur in the domestic market prior to the fall and spring planting season. Generally, domestic phosphate fertilizer sales are at reduced levels after the spring planting season, although the decline in domestic sales generally coincides with the time when major commercial and governmental buyers in China, India and Pakistan purchase product for mid-year delivery. Sales are also influenced by current and projected grain inventories and prices, quantities of fertilizers imported to and exported from North America, domestic fertilizer consumption and the agricultural policies of certain foreign governments.

    Like other commodities, the market and prices for sulphur have been and may continue to be volatile. The Company's operating margins and cash flow are subject to substantial fluctuations in response to changes in supply and demand for sulphur, conditions in the domestic and foreign agriculture industry, market uncertainties and other factors beyond its control.

DEPLETION OF OIL AND GAS RESERVES

    Approximately 16.7% of the Company's 1996 revenues and 73.4% of its 1996 net income were generated from the sale of oil recovered from Main Pass. Oil revenues are expected to decline substantially in 1997 and subsequent years, and the Company currently estimates that proved oil reserves at the Main Pass site will be depleted by the year 2001. The Main Pass site is the Company's only oil and gas property, and the Company currently does not intend to pursue oil and gas exploration activities after the Main Pass reserves are depleted.

ABSENCE OF INDEPENDENT OPERATING HISTORY

    In recent years the Company's operations have been conducted by FRP, FTX and their predecessors as part of a diversified business that was partly integrated with FRP's other business activities and not as a stand-alone business. Following the Distributions, the Company will be an independent entity engaged, except for the production of oil and gas at the Main Pass operations, exclusively in the sulphur business, and neither FRP nor FTX will have any obligation to provide financial or operational support to the Company.

LIMITED RELEVANCE OF HISTORICAL FINANCIAL INFORMATION

    Because the Company has not been operated in recent years as an independent entity, the historical financial information included herein was derived from the audited financial statements of the FRP Transferred Businesses and is not necessarily indicative of the results of operations, financial position and cash flows that would have been achieved if the Company had been an independent entity during the periods presented or that will be achieved in the future. The Company's operations were an integral part of FRP's operations during the periods covered by the historical financial statements included herein, and certain historical financial data included herein has been extracted from FRP's books and records based on allocations between FRP's sulphur and oil operations and FRP's other businesses, and based on other assumptions necessary to reflect the Company's operations as if they had been operated as an independent enterprise. Additionally, the historical financial information included herein does not give effect to the contribution of the IGL Transferred Businesses, which is presented only on a pro forma basis. See "Pro Forma Financial Statements (Unaudited) of Freeport-McMoRan Sulphur Inc.," including the discussion of the assumptions reflected therein, and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

ABSENCE OF TRADING MARKET

    There is currently no trading market for the Company's Common Stock and there can be no assurance that any such market will be established or maintained. The Company has applied for listing of the Common Stock on the NYSE. Even if an active trading market develops for the Common Stock, there can be no assurance that its trading volume will be adequate to assure liquidity of a stockholder's investment.

TAXABLE RECEIPT OF FREEPORT SULPHUR COMMON STOCK


    An FTX stockholder will recognize gain, if any, but not loss, realized on the exchange of FTX Common Stock pursuant to the Merger to the extent of the value of the Common Stock and any cash received in lieu of a fractional share of Common Stock. While not free from doubt due to the absence of controlling precedent, the character of the gain recognized by an FTX stockholder who is not also an IGL stockholder arising from the receipt pursuant to the Merger of Common Stock and any cash in lieu of a fractional share of Common Stock should constitute capital gain, rather than dividend income, assuming that such stockholder holds the FTX Common Stock as a capital asset. FTX stockholders who are also stockholders of IGL should consult their tax advisors for special considerations that may apply in regard to the receipt of Common Stock or cash in lieu of a fractional share thereof.


DIVIDENDS

    The Company intends to retain earnings to meet its working capital needs and finance its continuing operations. Thus, the Company does not plan to pay cash dividends to its stockholders for the foreseeable future. See "Dividend Policy."

RESERVE ESTIMATES AND FUTURE NET CASH FLOWS

    The Company's reporting of proved sulphur and oil and gas reserves is based upon engineering estimates. Reserve engineering is a subjective process of estimating the recovery from underground accumulations of sulphur, oil and natural gas that are not susceptible to exact measurement, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Estimates of economically recoverable sulphur and oil and gas reserves and of future net cash flows necessarily depend upon a number of variable factors and assumptions, such as historical production from the area compared with production from other producing areas, the assumed effects of governmental regulations and assumptions concerning future sulphur and oil and gas prices, future operating costs, severance and excise taxes, development costs and workover and remedial costs, all of which may vary considerably from actual results. Because all reserve estimates are to some degree speculative, the quantities of sulphur and oil and natural gas that are ultimately recovered, production and operating costs, the amount and timing of future development and reclamation expenditures, and future sulphur and oil and natural gas sales prices may all vary materially from those assumed in these estimates. In addition, different reserve engineers may make different estimates of reserve quantities and cash flows based on the same data. All of the Company's sulphur reserves are considered proved because of extensive drilling and production experience; nevertheless, reserves are estimates and the amount of sulphur actually produced may vary from the estimates, and such variances could be material.

    The present values of estimated future net cash flows referred to in this Prospectus should not be construed as the current market value of the Company's estimated proved oil and gas reserves. In accordance with applicable requirements of the Commission, the estimated discounted future net cash flows from proved reserves are generally based on prices and costs as of the date of the estimate, while actual future prices and costs may be materially higher or lower. Actual net cash flows also will be affected by factors such as the amount and timing of production, supply and demand for oil and gas, curtailments or increases in consumption by gas purchasers and changes in governmental regulations and taxation. The timing of future net cash flows from proved reserves, and thus their actual present value, will be affected by the timing of production and the incurrence of expenses in the development and production of oil and gas properties. In addition, the 10% discount factor required by the Commission to be used to calculate discounted future net cash flows for reporting purposes is not necessarily the most appropriate discount factor based on interest rates in effect from time to time and risks associated with the oil and gas reserves owned by the Company or the oil and gas industry in general.

ENVIRONMENTAL MATTERS

    The Company's operations include exploration, mining, development and production of natural resources, and the extraction, handling, production, storage, transportation and disposal of materials and waste products that may be toxic or hazardous. Consequently, the Company is subject to numerous environmental laws and regulations. The Company has incurred, and expects to continue to incur, significant capital expenditures and operating expenses based on these laws and regulations. Continued governmental and public emphasis on environmental issues may result in increased capital and operating costs in the future, although the impact of future laws and regulations or future changes to existing laws and regulations cannot be predicted or quantified.

    Federal legislation (sometimes referred to as "Superfund" legislation) imposes liability, without regard to fault, for clean-up of certain waste sites, even though waste management activities at the site may have been performed in compliance with regulations applicable at the time. Under the Superfund legislation, one responsible party may be required to bear more than its proportional share of clean-up costs if payments cannot be obtained from other responsible parties. In addition, federal and state regulatory programs and legislation mandate clean-up of certain wastes at operating sites. Governmental authorities have the power to enforce compliance with these regulations and permits, and violators are subject to civil and criminal penalties, including fines, injunctions or both. Third parties also have the right to pursue legal actions to enforce compliance. Liability under these laws can be significant and unpredictable.

    The Company may receive in the future notices from governmental agencies that it is one of many potentially responsible parties at certain sites under relevant federal and state environmental laws. Some of these sites may involve significant clean-up costs. The ultimate settlement of liability for the clean-up of such sites usually occurs many years after the receipt of notices identifying potentially responsible parties because of the many complex, technical and financial issues associated with site clean-up. The Company cannot predict its potential liability for clean-up costs that it may incur in the future.

    The recent trend toward stricter standards in environmental legislation and regulation is likely to continue. For instance, legislation has been proposed in Congress from time to time that would reclassify certain crude oil and natural gas exploration and production wastes as "hazardous wastes," which would make the wastes subject to significantly more stringent handling, disposal and clean-up requirements. If such legislation were to be enacted, it could have a significant impact on the Company's operating costs, as well as the oil and gas industry in general. Initiatives to further regulate the disposal of crude oil and natural gas wastes are also pending in certain states and could have a similar impact. In addition to compliance costs, government entities and other third parties may assert substantial liabilities against owners and operators of oil and gas properties for oil spills, discharges of hazardous materials, remediation and clean-up costs and other environmental damages, including damages caused by previous property owners. The imposition of any such liabilities on the Company could have a material adverse effect on the Company's financial condition and results of operations.

    The Oil Pollution Act of 1990 imposes a variety of regulations on "responsible parties" related to the prevention of oil spills. The implementation of new, or the modification of existing, environmental laws or regulations, including regulations promulgated pursuant to the Oil Pollution Act of 1990, could have a material adverse impact on the Company.

    In connection with the Contribution, the Company has assumed responsibility for potential liabilities, including environmental liabilities, associated with the prior conduct of the Transferred Businesses. Among these are potential liabilities arising from sulphur mines that were depleted and closed in the past in accordance with reclamation and environmental laws in effect at the time, particularly in coastal or marshland areas that have experienced subsidence or erosion. The Company believes that it is in compliance with existing laws regarding such closed operations, and has implemented controls in some areas that it believes exceed its legal responsibilities. Nevertheless, it is possible that new laws or actions by governmental agencies could result in significant unanticipated additional reclamation costs. For additional information regarding certain reclamation obligations, see "Business--Environmental Matters."

    The Company could also be subject to potential liability for personal injury or property damage relating to wellheads and other materials at closed mines in coastal areas that have become exposed through coastal erosion. Although the Company has insurance in place to protect it against certain of these liabilities, there can be no assurance that such insurance coverage would be sufficient. There can also be no assurance that the Company's current or future accruals for reclamation costs will be sufficient to fully cover such costs.

OPERATING HAZARDS

    The Company's offshore sulphur mining, oil production and marine transportation operations are subject to marine perils, including collisions, hurricanes and other adverse weather conditions. All of the Company's oil and sulphur production activities are subject to blowouts, cratering, fires and other risks, any of which could result in serious personal injury or death and substantial damage to property and the environment. The Company's operations may be subject to significant interruption, and the Company may be subject to significant liability, due to industrial accidents, severe weather or other natural disasters occurring at one or more of its mining operations.

    The Company has in place, through FM Services Company ("FMS"), a company that, prior to the Distributions was an affiliate of FTX and FRP and subsequent to the Distributions will be 25% owned by the Company, certain liability, property damage, business interruption and other insurance coverages in types and amounts that it considers reasonable and believes to be customary in the Company's business. This insurance provides protection against loss from some, but not all, potential liabilities incident to the ordinary conduct of the Company's business, including coverage for certain types of damages associated with environmental and other liabilities that arise from sudden, unexpected and unforeseen events, with such coverage limits, retentions, deductibles and other features as management deems appropriate. The occurrence of an event that is not fully covered by insurance could have a material adverse effect on the Company's financial condition and results of operations.

DEPENDENCE ON MANAGEMENT AND ADMINISTRATIVE SERVICES

    The Company depends on certain management and administrative services provided by FMS. Pursuant to a management services agreement (the "Services Agreement") between the Company and FMS, FMS manages and supports certain of the Company's operations. The Services Agreement does not assure the Company unlimited access to all of the executive officers listed under "Management," and there may be competition between the Company and its former affiliates for the time and effort of the employees of FMS who provide services to the Company. If the Company were deprived of adequate access to certain key members of its management team or other personnel, or lost access to such services altogether, the Company's results of operations could be materially and adversely affected. See "Certain Transactions."

ANTI-TAKEOVER MEASURES

    The Company's charter documents contain provisions that may have the effect of discouraging a proposal for a takeover of the Company in which the Company's stockholders could receive a substantial premium for some or all of their shares. These provisions, among other things, authorize the issuance of "blank check" preferred stock and divide the board of directors into three classes, serving three-year staggered terms. The Company also intends to enter into a Stockholder Protection Rights Agreement (the "Rights Agreement"), pursuant to which each share of Common Stock will have an associated preferred stock purchase right that, if triggered by the acquisition of 15% or more of the outstanding Common Stock, would have the effect of significantly increasing the cost to a potential acquiror of a takeover of the Company. In addition, the Company is subject to certain provisions of Delaware law that limit, in some cases, the ability of the Company to engage in certain business combinations with significant stockholders. Such provisions, either alone, or in combination with each other and the Rights Agreement, may give the Company's current directors and executive officers a substantial ability to influence the outcome of a proposed takeover. See "Description of Capital Stock--Certain Charter and By-law Provisions."

                        THE MERGER AND THE DISTRIBUTIONS


    THE FOLLOWING DESCRIPTIONS OF THE MERGER AGREEMENT AND THE DISTRIBUTION AGREEMENT DO NOT PURPORT TO BE COMPLETE AND ARE QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO SUCH DOCUMENTS, COPIES OF WHICH ARE ATTACHED AS ANNEX I TO THE PROXY STATEMENT, AND AS AN EXHIBIT TO THE REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS FORMS A PART, RESPECTIVELY. ALL FTX STOCKHOLDERS ARE URGED TO READ THE MERGER AGREEMENT AND THE DISTRIBUTION AGREEMENT IN THEIR ENTIRETY.


THE MERGER

    The Common Stock being registered pursuant to the Registration Statement of which this Prospectus forms a part is being delivered to FTX stockholders in connection with the Merger. As more fully described in the Proxy Statement under the caption "The Merger," at the Effective Time, FTX will be merged with and into IGL with IGL as the surviving corporation, and each outstanding share of FTX Common Stock (other than shares owned directly or indirectly by IGL or FTX, which will be canceled, or shares owned by any stockholder of FTX who is entitled to and properly exercises appraisal rights under the Delaware General Corporation Law (the "DGCL")) will be converted into the right to receive (i)
0.90 of a share of IGL Common Stock; (ii) one-third of a warrant to purchase a share of IGL Common Stock, with each whole warrant representing a right to purchase one share of IGL Common Stock for $44.50 per share and (iii) a proportionate number of shares of Common Stock that will be held by FTX immediately prior to the Effective Time. Under the terms of the Merger Agreement, the shares of Common Stock received by FTX in the FRP Distribution will be delivered to holders of FTX Common Stock as of the Effective Time. See "--The Distribution Agreement--The Distributions." FTX stockholders will receive cash in lieu of any fractional shares of Common Stock distributable in the FTX Stockholder Distribution.

BACKGROUND OF AND REASONS FOR THE DISTRIBUTIONS

    Prior to entering into the Merger Agreement, each of FTX and IGL possessed a significant indirect investment in IMC-Agrico, a phosphate fertilizer joint venture, and also possessed a significant interest in the Main Pass operations, which involve the mining and production of sulphur and the production of oil and natural gas from deposits at the Main Pass site. During the course of negotiating the Merger, it became apparent to FTX's management that IGL's principal interest in pursuing the proposed Merger was in consolidating its ownership and control of the IMC-Agrico operations, and that IGL was unlikely to assign a value to the sulphur segment of FTX and FRP's business that would be acceptable to FTX. As a result, FTX concluded that a better way of assuring that the FTX stockholders would receive adequate value for the sulphur segment was to spin off such assets to the owners of FRP including, ultimately, the stockholders of FTX as part of the Merger consideration. For a discussion of the background of and FTX's reasons for the Merger, see the Proxy Statement, to which this Prospectus is attached.

THE DISTRIBUTION AGREEMENT

    THE CONTRIBUTION

    The Distribution Agreement provides for the transfer to the Company of certain assets of IGL, FTX and FRP and the assumption by the Company of certain liabilities related to those assets. The assets to be received by the Company in the Contribution include substantially all of the assets used by FRP in the production, marketing and distribution of sulphur, including its interest in the Main Pass operations, as well as the oil and gas production operations at Main Pass. Pursuant to the Merger Agreement and under the terms of a separate contribution agreement, IGL's 25% interest in the Main Pass operations will also be transferred to FRP, which in turn will contribute that interest to the Company. The liabilities assumed by the Company are generally those liabilities associated with the ownership, acquisition, conduct or past operation of the assets received in the Contribution. See "Business."

    THE DISTRIBUTIONS

    The Distribution Agreement provides that the FRP Distribution will be effected through the distribution to each holder of record of units of partnership interests in FRP as of the close of business on the record date for the FRP Distribution of one share of the Company's Common Stock for every 10 units of partnership interest held. In the FTX Stockholder Distribution, the FTX stockholders of record as of the Effective Time of the Merger will receive their pro rata share of the Common Stock received by FTX in the FRP Distribution. The FRP Distribution will not be effected until approval of the Merger by the stockholders of FTX and IGL has been received and all other conditions to the Merger (other than the FRP Distribution) have been satisfied or waived, and the FTX Stockholder Distribution will not be effected until the FRP Distribution and the Merger have been consummated.

    FRP will distribute 10,346,578 shares of Common Stock in the FRP Distribution, of which 51.6% or 5,338,513 shares will be distributed to FTX and 48.4% or 5,008,065 shares will be distributed to the FRP public unitholders. All of the shares of Common Stock received by FTX will be delivered to the FTX stockholders in the FTX Stockholder Distribution. Based on the approximately
25.1 million shares of FTX Common Stock outstanding as of the date of this Prospectus, the FTX stockholders will receive approximately 0.2123 of a share of Common Stock for each share of FTX Common Stock held (or approximately 0.1980 of a share of Common Stock for each share of FTX Common Stock held if all outstanding options to purchase FTX Common Stock were exercised on or prior to the Effective Time.) If all outstanding options to acquire FTX Common Stock that are "in the money" as of the date of this Prospectus were exercised, there would be 25.9 million shares of FTX Common Stock outstanding and the exchange ratio would be 0.2064 of a share of Common Stock for each share of FTX Common Stock. As a result of the Distributions, the FRP public unitholders and the FTX stockholders will own all of the outstanding shares of Common Stock of the Company.

    Under the terms of the Distribution Agreement, the Distribution Agent for each of the FRP Distribution and the FTX Stockholder Distribution will aggregate any fractional shares of Common Stock otherwise distributable in connection with the FRP Distribution and the FTX Stockholder Distribution, respectively, sell them in the open market, and make a pro rata distribution of the proceeds of such sales to FRP public unitholders or FTX stockholders, as appropriate, who would otherwise have received a fractional share in the FRP Distribution or the FTX Stockholder Distribution.

    MUTUAL INDEMNITIES

    The Distribution Agreement provides that FTX and FRP on the one hand and the Company on the other will indemnify one another against certain losses, damages, claims and liabilities assumed or retained by the indemnifying party. Among other things, FTX and FRP are obligated to indemnify the Company for an indefinite period against losses related to (i) the failure by FRP or FTX to perform their respective obligations under the Distribution Agreement, (ii) liabilities associated with any FRP assets not transferred to, and liabilities not assumed by, the Company , (iii) taxes relating to the operation of the Transferred Businesses prior to the Contribution, and (iv) the breach of any representation or warranty by FRP or FTX contained in the Distribution Agreement. The Company is obligated to indemnify FRP and FTX for an indefinite period against (i) the failure by the Company to perform its obligations under the Distribution Agreement, (ii) liabilities associated with any FRP assets transferred to the Company pursuant to the Contribution, and liabilities associated with the operation of the Transferred Businesses prior to the Contribution, (iii) taxes relating to the operation of the Transferred Businesses after the Contribution and (iv) the breach of any representation or warranty of the Company contained in the Distribution Agreement.

THE SOLVENCY OPINION



    The Company and FTX have received the opinion of Valuation Research Corporation that the FRP Distribution does not violate certain provisions of Delaware limited partnership law regarding the making of distributions and, after giving effect to the Contribution and the Distributions, that the Company
(i) will be solvent after taking into account the liabilities and obligations undertaken in connection with and as a result of the Contribution, (ii) will be able to pay its debts and liabilities as they become due, and (iii) will not be left with insufficient capital with which to engage in its businesses. Receipt of this opinion is a condition precedent to the consummation of the Merger. A copy of the opinion has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES


    The following discussion is the opinion of Miller & Chevalier, Chartered, tax counsel to FTX and addresses all material United States federal income tax consequences of the receipt by the FTX stockholders of the Company's Common Stock in the Merger. The opinion that will be rendered has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part. An opinion of counsel is not binding on the IRS or the courts, and no assurance can be given that the IRS will not challenge the treatment of certain matters discussed herein or, if it does, that it will not be successful. The discussion does not address any tax consequences of the receipt of Common Stock under applicable state, local or foreign tax laws. The discussion is based on the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), final and proposed Treasury regulations, administrative positions of the IRS, and court decisions in effect on the date of this Prospectus. All of the foregoing are subject to change, possibly with retroactive effect.


    The summary is included for general information purposes only and does not address all aspects of federal income taxation that may be relevant to a particular stockholder in light of his or its personal tax circumstances or all of the tax consequences that may be relevant to certain types of stockholders subject to special treatment under the federal income tax laws (such as individual retirement accounts, insurance companies, and tax-exempt organizations). The summary also does not address the tax consequences to subsequent purchasers of the Common Stock and is limited to stockholders who will hold the Common Stock as capital assets within the meaning of section 1221 of the Code. FTX stockholders should consult their own tax advisors as to the specific tax consequences to them of the Merger and with respect to the effects of any state, local, or foreign tax laws to which they may be subject.

RECEIPT OF FREEPORT SULPHUR COMMON STOCK IN THE MERGER

    FTX stockholders will receive shares of Common Stock as part of the consideration in the Merger. Each stockholder will recognize gain, if any, but not loss, on the Merger to the extent of the fair market value of the shares of Common Stock (including the amount of cash received in lieu of a fractional share) received in the Merger. IGL will determine the fair market value of the Common Stock based on the average trading prices of such stock during a representative period on or following the Effective Time. IGL's determination of the fair market value of the Common Stock is not binding on the IRS.

    Capital gains realized by individuals (but not corporations) are taxed at preferential rates, while corporate (but not individual) stockholders may be eligible for tax relief in the form of a dividends received deduction with respect to dividends received from another corporation. While not free from doubt due to the absence of controlling precedent, the gain recognized by an FTX stockholder who is not also an IGL stockholder arising from the receipt of Common Stock (and cash in lieu of a fractional share) pursuant to the Merger should constitute capital gain, rather than dividend income, assuming that the stockholder held the FTX Common Stock with respect to which the Common Stock is received as a capital asset. FTX stockholders who also own IGL Common Stock should consult their own tax advisors for special considerations that may apply in regard to the receipt of Common Stock or cash in lieu of a fractional share thereof. An individual stockholder's capital gain will be taxable at a maximum federal income tax rate of 20% or 28%, if the FTX stockholder has held the surrendered shares of FTX Common Stock for more than 18 months or 12 months, respectively, as of the Effective Time.

    The basis for the Common Stock received by an FTX stockholder will be equal to its fair market value as of the Effective Time (determined as provided above). The stockholders' holding periods for the Common Stock will begin on the day after the Effective Time.

SALE OR EXCHANGE OF COMMON STOCK

    In general, any gain or loss from the sale or exchange of the Common Stock will be characterized as capital gain or loss. The gain or loss will be measured by the difference between the amount realized on the sale and the stockholder's adjusted tax basis in the Common Stock. An individual stockholder's capital gain generally will be taxed at a maximum rate of 20% if the stockholder has owned the Common Stock for more than 18 months at the time of the sale, or a maximum rate of 28% if the stockholder has owned the Common Stock for more than 12 months but not more than 18 months at the time of the sale.

TAX TREATMENT OF INCOME OR LOSS OF FREEPORT SULPHUR

    The Company will be treated as a corporation for federal income tax purposes and its income will be subject to the federal corporate income tax.

DISTRIBUTIONS FROM FREEPORT SULPHUR

    Distributions of cash or other property by the Company with respect to the Common Stock will be dividends to the extent they represent current or accumulated earnings and profits as determined for federal income tax purposes. To the extent that a distribution exceeds the Company's earnings and profits, it will be treated first as a nontaxable return of capital to a stockholder and then as capital gain if the amount exceeds the stockholder's basis in the Common Stock. Dividends received by corporate holders may be eligible for the corporate dividends received deduction, subject to the conditions and limitations applicable to the deduction, and in certain circumstances may be extraordinary dividends within the meaning of Code section 1059. Corporate stockholders should consult their own tax advisors regarding the dividends received deduction and extraordinary dividend rules. It should be noted, however, that the Company intends to retain earnings to meet its working capital needs and finance its continuing operations, and does not expect to pay dividends on its Common Stock for the foreseeable future. See "Dividend Policy."

NON-U.S. HOLDERS

    The following summary addresses certain United States federal income and estate tax consequences of the receipt, ownership and disposition of Common Stock by a Non-U.S. Holder. Generally, for purposes of this discussion, a "Non-U.S. Holder" is a beneficial owner of Common Stock who or which is, for United States federal income tax purposes, a non-resident alien individual, a foreign corporation, a foreign partnership, or a foreign estate or trust. Different rules apply for United States federal estate tax purposes. See "--Federal Estate Taxes," below.


    RECEIPT OF COMPANY COMMON STOCK IN THE MERGER AND SALE OR EXCHANGE OF COMMON
     STOCK


    A Non-U.S. Holder will not be subject to United States federal income tax on any gain realized on the receipt of Common Stock (or cash in lieu of a fractional share thereof) pursuant to the Merger or on the subsequent sale or exchange of Common Stock unless (a) the gain is derived from sources within the United States and the Non-U.S. Holder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year in which the gain is realized; (b) the Non-U.S. Holder is subject to tax pursuant to the provisions of the United States federal tax law applicable to certain United States expatriates; (c) the gain is effectively connected with the conduct of a trade or business within the United States; or (d) the FTX Common Stock or the Common Stock is a "United States Real Property Interest" as defined in section 897(c)(1) of the Code and at any time during the five years prior to the Merger or sale, the Non-U.S. Holder held, directly or constructively more than 5 percent of the FTX Common Stock or the Common Stock, as the case may be. The 183-day rule referred to above only applies in limited circumstances because generally an individual present in the United States for 183 days or more in the taxable year of the sale, exchange, or other disposition will be treated as a resident for United States federal income tax purposes and therefore will be subject to United States federal income tax at graduated rates applicable to individuals who are United States persons for such purposes.

    Non-U.S. Holders should consult applicable tax treaties, which may result in United States federal income tax treatment on the sale, exchange or other disposition of stock different than as described above.


    DIVIDENDS ON COMMON STOCK


    Subject to the discussion below, dividends paid to a Non-U.S. Holder will be subject to withholding of United States federal income tax at a rate of 30% of the gross amount of such dividends or at such lower rate as may be specified by an applicable tax treaty. Proposed United States Treasury Regulations were issued on April 15, 1996 (the "Proposed Regulations"), which, if adopted, could affect the United States taxation of dividends on Common Stock paid to a Non-U.S. Holder by changing certain presumptions under current law and regulations upon which the Company may generally rely in determining whether, in the absence of documentation, a Non-U.S. Holder should be treated as qualified for the benefits of an applicable tax treaty. Dividends received by a Non-U.S. Holder that are effectively connected with the conduct of a United States trade or business of the Non-U.S. Holder will be exempt from the 30% withholding tax, but will be subject to United States federal income tax at graduated rates as if the Non-U.S. Holder were a United States person for federal income tax purposes. Non-U.S. Holders should consult their own tax advisors regarding the United States federal income taxation of any dividends, including the application of any treaties to such dividends. It should be noted, however, that the Company intends to retain earnings to meet its working capital needs and finance its continuing operations, and does not expect to pay dividends on its Common Stock for the foreseeable future. See "Dividend Policy."


    BACKUP WITHHOLDING TAX AND INFORMATION REPORTING


    Generally, the Company must report to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of United States federal income tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient's country of residence.

    Unless the Company has actual knowledge that a holder is a Non-U.S. Holder, dividends paid to a holder of Common Stock at an address within the United States may be subject to backup withholding at a rate of 31% if the holder is not an "exempt recipient" as defined in existing Treasury Regulations (which includes corporations) and fails to provide a correct taxpayer identification number and other information to the Company. Backup withholding will generally not apply to dividends paid to holders at an address outside the United States (unless the Company has knowledge that the holder is a United States person for United States federal income tax purposes).

    Proceeds from a disposition of Common Stock by a Non-U.S. Holder effected by or through a United States office of a broker will be subject to information reporting and to backup withholding at a rate of 31% of the gross proceeds, unless such Non-U.S. Holder certifies under penalties of perjury as to, among other things, his or its name, address and status as a Non-U.S. Holder or otherwise establishes an exemption. Generally, United States information reporting and backup withholding will not apply to a payment of disposition proceeds if the transaction is effected outside the United States by or through a non-United States office of a broker. However, United States information reporting requirements (but not backup withholding) will apply to a payment of disposition proceeds where the transaction is effected outside the United States if (a) the disposition is made by or through an office outside the United States of a broker that is either (i) a United States person for United States federal income tax purposes, (ii) a "controlled foreign corporation" for United States federal income tax purposes, or (iii) a foreign person which derives 50% or more of its gross income for certain periods from the conduct of a United States trade or business and (b) the broker fails to maintain documentary evidence in its files that the holder is a Non-U.S. Holder and that certain other conditions are met or that the holder otherwise is entitled to an exemption.

    The Proposed Regulations would, if adopted, alter the foregoing rules in certain respects. Among other things, the Proposed Regulations would provide certain presumptions and other rules under which Non-U.S. Holders may be subject to backup withholding in the absence of required certifications and would revise the definition of an "exempt recipient" in the case of a corporation.

    Backup withholding is not an additional tax. Rather, the tax liability of persons subject to 31% backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of United States federal income taxes, a refund may be obtained, provided that the required information is furnished to the IRS.


    FEDERAL ESTATE TAXES


    An individual Non-U.S. Holder who is treated as the owner of Common Stock at the time of his death, or has made certain lifetime transfers of an interest in Common Stock, will be required to include the value of such Common Stock in his gross estate for United States federal estate tax purposes and may be subject to United States federal estate tax, unless an applicable treaty provides otherwise. For United States federal estate tax purposes, a "Non-U.S. Holder" is an individual who is neither a citizen nor a domiciliary of the United States. Whether an individual is considered a "domiciliary" of the United States for federal estate tax purposes is generally determined on the basis of all of the facts and circumstances.

                                DIVIDEND POLICY

    The Company currently intends to retain its earnings to meet its working capital requirements and finance its business operations and does not plan to pay cash dividends to its stockholders for the foreseeable future. Any future determination to pay cash dividends will be made by the Board of Directors in light of Company's earnings, cash flow, financial position, capital requirements, credit agreements and such other factors as the Board of Directors deems relevant at that time.

                          DISTRIBUTING SECURITY HOLDER

    All of the shares of Common Stock being delivered hereby have been received by FTX in the FRP Distribution and are being distributed to FTX stockholders in the FTX Stockholder Distribution in accordance with the terms of the Merger Agreement. No cash consideration is being paid by FTX stockholders in connection with the FTX Stockholder Distribution and neither the Company nor FTX will receive any proceeds from the FTX Stockholder Distribution.

                                 CAPITALIZATION


    The following table sets forth the unaudited pro forma capitalization of the Company as of September 30, 1997, after giving effect to the transactions described in the "Pro Forma Financial Statements (Unaudited) of Freeport-McMoRan Sulphur Inc." included elsewhere herein. The table set forth below should be read in conjunction with the Financial Statements of the FRP Transferred Businesses and the notes thereto, the "Pro Forma Financial Statements (Unaudited) of Freeport-McMoRan Sulphur Inc.," and "Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere in this Prospectus.



                                                                                                SEPTEMBER 30, 1997
                                                                                                    PRO FORMA
                                                                                                ------------------
                                                                                                  (IN THOUSANDS)
Long-term debt, less current maturities.......................................................     $          0
                                                                                                       --------
Stockholders' equity:

    Preferred Stock, no par value per share, 50,000,000 shares authorized; none issued or
      outstanding.............................................................................          --

    Common Stock, $0.01 par value per share, 100,000,000 shares authorized; 10,346,578 million
      shares issued and outstanding...........................................................              103

    Additional paid-in capital................................................................          107,574
        Total stockholders' equity............................................................          107,677
                                                                                                       --------
Total capitalization..........................................................................     $    107,677
                                                                                                       --------
                                                                                                       --------

                     SELECTED FINANCIAL AND OPERATING DATA

    The selected financial data provided below reflect the historical results of operations and financial position of the FRP Transferred Businesses only and do not include the IGL Transferred Businesses. The historical financial information is not necessarily indicative of the financial position and results of operations that would have been achieved had the Company been operated as an independent entity during the periods covered or the results that may be achieved in the future. Historical net income and dividend per share amounts are not presented because the FRP Transferred Businesses were operated through divisions of FRP for the periods presented. See "Risk Factors--Limited Relevance of Historical Financial Information."


    The following selected financial data as of December 31, 1996 and 1995 and for each of the years in the three-year period ended December 31, 1996 has been derived from the audited financial statements of the FRP Transferred Businesses and does not include the IGL Transferred Businesses. The selected financial data as of December 31, 1994, 1993 and 1992 and for each of the years in the two-year period ended December 31, 1993 are unaudited and were derived from the accounting records of FRP. The selected financial data as of and for each of the nine-month periods ended September 30, 1997 and 1996, have been derived from the unaudited financial statements of the FRP Transferred Businesses, and in the opinion of management includes all adjusting entries (consisting only of normal recurring adjustments), necessary for a fair presentation of the results of the periods presented.


    The selected financial information of the FRP Transferred Businesses set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical audited financial statements of the FRP Transferred Businesses and notes thereto included elsewhere herein.


                                    NINE MONTHS ENDED
                                      SEPTEMBER 30,                              YEARS ENDED DECEMBER 31,
                                --------------------------  ------------------------------------------------------------------
                                    1997           1996        1996         1995           1994         1993           1992
                                -------------   ----------  ----------  -------------   ----------  -------------   ----------
                                                          (IN THOUSANDS, EXCEPT REALIZED PRICE DATA)
INCOME STATEMENT DATA:
  Revenues....................  $ 158,304       $  167,379  $  221,426  $ 255,949       $  151,795  $ 131,732       $  163,852
  Loss on valuation and sale
    of assets.................     --               --          --         --               --        (86,631)          --
  Net income (loss) before
    income taxes(1)...........   (425,171)(2)       11,620      12,392     25,020(3)         7,353   (122,253)(4)      (11,641)
  Pro forma net income (loss)
    (unaudited)(1)............   (269,558)           7,251       7,733     18,175            4,662    (77,508)          (7,380)
OPERATING DATA:
  Sulphur sales (long tons)...      2,167            2,142       2,900      3,050            2,088      1,403            1,038
  Sulphur average realized
    price.....................  $   60.75       $    63.01  $    61.78  $   70.44       $    53.07  $   57.28       $    82.69
  Oil sales (barrels).........      1,248            1,508       1,896      2,218            2,534      3,443            4,884
  Oil average realized
    price.....................  $   18.37       $    18.82  $    19.49  $   15.82       $    13.74  $   14.43       $    15.91



                                 AS OF SEPTEMBER
                                       30,                         AS OF DECEMBER 31,
                                ------------------  -------------------------------------------------
                                  1997      1996      1996      1995      1994      1993       1992
                                --------  --------  --------  --------  --------  ---------  --------
                                                           (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital.............  $ 27,205  $ 38,271  $ 25,794  $ 42,059  $ 41,590  $  25,105  $ 18,668
  Property, plant and
    equipment, net............    92,562(2)  542,454  535,653  575,029   551,916    577,491   662,878
  Total assets................   178,581   633,668   633,620   680,467   637,902    668,274   723,576
  Net assets to be
    transferred...............    39,910   494,842   484,360   521,782   556,060    573,303   663,238


------------------------------

(1) As a partnership, FRP pays no federal or state income taxes and historically has not provided for income taxes for the FRP Transferred Businesses. Pro forma net income includes an estimated tax provision for the applicable periods as if the FRP Transferred Businesses operated as a stand-alone taxpaying entity.


(2) In 1995, the Financial Accounting Standards Board adopted SFAS No. 121, which requires an assessment of the carrying value of long-lived assets and a reduction of such carrying value to fair value when events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. In the third quarter of 1997, FRP and FTX determined that the sulphur assets were impaired within the meaning of SFAS No. 121 because their book value exceeded the estimated undiscounted net cash flow recoverable with respect thereto. Accordingly, in the third quarter of 1997, FRP and FTX recorded an impairment writedown totaling $425.4 million to reduce these properties to their fair value (measured by the difference between the carrying value of such assets and the current discounted value of future net cash flows).



(3) Includes charges totaling $7.0 million allocated to the FRP Transferred Businesses to reflect a compensation charge related to FTX stock appreciation rights, which was attributable to the significant rise in the price of FTX Common Stock during such period. Pursuant to a management services agreement with FTX, these costs were allocated to FRP, and thus to the FRP Transferred Businesses, based on payroll costs.



(4) Includes charges totaling $11.6 million for restructuring and other related charges.

                SELECTED PRO FORMA FINANCIAL AND OPERATING DATA


    The unaudited pro forma balance sheet data as of September 30, 1997 provided below gives effect to the transfer of the Transferred Businesses, as if such transfer had occurred on September 30, 1997, and the unaudited pro forma income statement data for the nine-month period ended September 30, 1997 and the year ended December 31, 1996 gives effect to the transfer of the Transferred Businesses as if such transfer had occurred on January 1, 1996. The unaudited pro forma financial data does not purport to represent what the Company's financial position or results of operations would have been had such transfer occurred on the dates indicated or the results that may be achieved in the future.



                                                                                    NINE MONTHS         YEAR
                                                                                       ENDED           ENDED
                                                                                   SEPTEMBER 30,    DECEMBER 31,
                                                                                        1997            1996
                                                                                   --------------  --------------
                                                                                     (IN THOUSANDS, EXCEPT PER
                                                                                               SHARE
                                                                                      AND REALIZED PRICE DATA)
INCOME STATEMENT DATA:
  Revenues.......................................................................    $  190,510      $  268,919
  Net income (loss) before income taxes(1)(2)....................................      (422,183)         25,326
  Net income (loss)(1)...........................................................      (267,664)         15,803
  Net income (loss) per share....................................................        (25.76)           1.52
  Weighted average common shares.................................................        10,390          10,409
OPERATING DATA:
  Sulphur sales (long tons)......................................................         2,521           3,385
  Sulphur average realized price.................................................    $    61.87      $    63.10
  Oil sales (barrels)............................................................         1,782           2,708
  Oil average realized price.....................................................    $    18.37      $    19.49
OTHER DATA:
  EBITDA(3)......................................................................    $   31,924      $   66,326
  Capital expenditures...........................................................         4,203           5,346



                                                                                                        AS OF
                                                                                                    SEPTEMBER 30,
                                                                                                         1997
                                                                                                    --------------
                                                                                                    (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital.................................................................................   $     43,377
  Property, plant and equipment, net(2)(4)........................................................        114,462
  Total assets(2).................................................................................        278,144
  Stockholder's equity(2).........................................................................        107,677


------------------------

(1) As a partnership, FRP pays no federal or state income taxes and historically has not provided for income taxes for the Transferred Businesses. Pro forma net income includes an estimated tax provision for the applicable periods as if the Transferred Businesses operated as a stand-alone taxpaying entity.


(2) In 1995, the Financial Accounting Standards Board adopted SFAS No. 121, which requires an assessment of the carrying value of long-lived assets and a reduction of such carrying value to fair value when events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. In the third quarter of 1997, FRP and FTX determined that the sulphur assets were impaired within the meaning of SFAS No. 121 because their book value exceeded the estimated undiscounted net cash flow recoverable with respect thereto. Accordingly, in the third quarter of 1997, FRP and FTX recorded an impairment writedown totaling $425.4 million to reduce these properties to their fair value (measured by the difference between the carrying value of such assets and the current discounted value of future net cash flows).

(3) EBITDA represents net income before income taxes plus depreciation and amortization expense. EBITDA is not a measure of cash flow, operating results or liquidity as determined by generally accepted accounting principles. The Company has supplementally disclosed information concerning EBITDA because management believes that EBITDA is commonly accepted as providing useful information regarding a company's historical ability to incur and service debt. Management of the Company believes that factors that should be considered by investors in evaluating EBITDA include but are not limited to, trends in EBITDA as compared to cash flow from operations, debt service requirements and capital expenditures. EBITDA as defined and measured by the Company may not be comparable to similarly titled measures of other companies. Further, EBITDA should not be considered in isolation or as an alternative to, or more meaningful than, net income or cash flow provided by operations as determined in accordance with generally accepted accounting principles as an indicator of the Company's profitability or liquidity.



(4) The property, plant and equipment to be contributed by IGL were estimated to have a fair value of approximately $21.9 million using the same assumptions applied in the impairment assessment of FRP's sulphur assets discussed in
    (2) above.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

    The following Management's Discussion and Analysis of Financial Condition and Results of Operations relates to the historical results of operations and financial condition of the FRP Transferred Businesses only and does not include the IGL Transferred Businesses. Such information should be read in conjunction with the audited financial statements of the FRP Transferred Businesses and the Pro Forma Financial Statements of Freeport-McMoRan Sulphur Inc. included elsewhere herein. Prior to the Contribution, the Company's operations were conducted as an integral part of FRP's operations, and certain historical financial data has been extracted from FRP's books and records based on allocations between the FRP Transferred Businesses and FRP's other businesses, and based on other assumptions necessary to reflect the Company's operations as if they had been conducted as an independent enterprise. The results of operations described below are not necessarily indicative of the operating results that the Company would have achieved on an independent basis or of future operating results.

    The Company's business consists of the sale of sulphur, the marketing of logistics services, the operation of two sulphur mines and a logistics system consisting of sulphur transportation and terminaling assets. The Company's operations include the Main Pass mine located offshore Louisiana in the Gulf of Mexico, the Culberson mine located in west Texas, five sulphur terminals located across the Gulf Coast, and marine and rail transportation assets. The oil operations consist of FRP's interest in the Main Pass operations.


IMPAIRMENT ASSESSMENT OF SULPHUR ASSETS



    In 1995, the Financial Accounting Standards Board ("FASB") issued SFAS 121 which requires an assessment of the carrying value of long-lived assets and a reduction of such carrying value to fair value when events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. As a result of its most recent review of its sulphur assets, FRP and FTX concluded that the carrying value of the Main Pass sulphur assets exceeded the undiscounted estimated future net cash flows, such that an impairment writedown of $416.4 million (based on September 30, 1997 book values) was required. A similar analysis of the Culberson mine sulphur assets, based on a reassessment of recoverable reserves utilizing recent production history, also indicated that a writedown of $9.0 million (based on September 30, 1997 book values) was required. Fair values were estimated using discounted estimated future net cash flows related to these assets. The writedowns to fair value were recorded by FRP and FTX in the third quarter of 1997 and are reflected in the unaudited September 30, 1997 financial statements as additional depreciation and amortization charges. Future operating results of the Company will reflect lower depreciation and amortization expense as a result of these writedowns.

RESULTS OF OPERATIONS


                                            NINE MONTHS ENDED
                                              SEPTEMBER 30,                   YEARS ENDED DECEMBER 31,
                                      -----------------------------  -------------------------------------------
                                           1997            1996          1996           1995            1994
                                      ---------------  ------------  ------------  ---------------  ------------
                                                    (DOLLARS IN MILLIONS, EXCEPT REALIZED PRICES)
Revenues............................  $      158.3     $      167.4  $      221.4  $      255.9     $      151.8
Net income (loss)...................        (425.2)(1)         11.6          12.4          25.0(2)           7.4
Sulphur sales (long tons)...........     2,167,000        2,141,800     2,900,000     3,049,700        2,087,800
Sulphur average realized price per
 ton................................  $      60.75     $      63.01  $      61.78  $      70.44     $      53.07
Oil sales (barrels).................     1,247,600        1,507,500     1,895,500     2,217,600        2,533,700
Oil average realized price per
 barrel.............................  $      18.37     $      18.82  $      19.49  $      15.82     $      13.74


------------------------


(1) Includes charges totaling $425.4 million for asset impairments.



(2) Includes charges totaling $7.0 million allocated to the FRP Transferred Businesses to reflect a compensation charge related to FTX stock appreciation rights, which was attributable to the significant rise in the price of FTX Common Stock during such period. Pursuant to a management services agreement with FTX, these costs were allocated to FRP, and thus to the FRP Transferred Businesses, based on payroll costs.


                            ------------------------


    NINE MONTHS ENDED SEPTEMBER 30, 1997 COMPARED WITH NINE MONTHS ENDED
     SEPTEMBER 30, 1996



    Sulphur operations reported a net loss of $429.2 million in the nine-month 1997 period compared with net income of $4.7 million for the 1996 period, primarily because of the asset impairment charges and lower sulphur prices. Sulphur realized prices for the 1997 period were 4% lower than the 1996 period. Sulphur sales volumes for 1997 rose slightly from the 1996 period, primarily due to increased sales to IMC-Agrico. Production levels at the Main Pass and Culberson sulphur mines were reduced in early 1996 in response to lower domestic demand for sulphur, and these mines continue to operate at curtailed levels. Higher sales volumes in 1997 were met through inventory reductions and recovered sulphur purchases. Combined production from the two mines averaged 7,600 tons per day for the nine-month 1997 period compared with 8,000 tons per day for the 1996 period.



    Main Pass net income from oil and gas operations totaled $4.0 million in 1997 and $8.2 million in 1996 reflecting slightly lower average realizations and reduced production levels. Current estimates are that the proved oil reserves at the Main Pass site will be depleted by the year 2001.



    Production and delivery costs were higher in the 1997 period because of higher sulphur sales volumes, energy costs and drilling costs. Depreciation and amortization in the nine-month 1997 period includes the asset impairment charges, but without the charges was lower compared with the 1996 period because of the lower production rates. General and administrative expenses were lower in the 1997 period compared with the 1996 period.


    1996 COMPARED WITH 1995

    Sulphur net income totaled $3.3 million for 1996 compared with $23.0 million for 1995 primarily because of lower prices and volumes and slightly higher unit costs. Sulphur sales volumes for 1996 were 5% lower than the 1995 level. Production levels at the Main Pass and Culberson mines were reduced in early 1996 in response to lower domestic sulphur sales to U.S. phosphate fertilizer producers. Production averaged 7,800 tons per day for 1996 compared with 8,500 tons per day in 1995. Sulphur market prices were 12% lower than the 1995 period, reflecting lower demand from the phosphate fertilizer industry and higher recovered sulphur supplies. Unit production costs for 1996 rose slightly from 1995 levels because of the reduced production levels and increased energy costs.

    Main Pass oil net income for 1996 totaled $9.1 million compared with $2.0 million for 1995. Despite lower sales volumes, net income benefited in 1996 from a significant increase in average realizations caused by the overall rise in world oil prices which occurred in mid-1996 and again in late 1996. Lower production for 1996 reflected declining reservoir production levels.

    Production and delivery and depreciation and amortization costs were lower in 1996 because of the reduced production levels. General and administrative expenses were lower in 1996 primarily because of a $7.0 million charge ($5.2 million to sulphur operations and $1.8 million to oil operations) that was allocated to the FRP Transferred Businesses to reflect a compensation charge related to FTX stock appreciation rights, which was attributable to the significant rise in the price of FTX Common Stock during such period. Pursuant to a management services agreement with FTX, these costs were allocated to FRP, and thus to the FRP Transferred Businesses, based on payroll costs.

    1995 COMPARED WITH 1994

    Sulphur net income totaled $23.0 million for 1995 compared with $4.3 million for 1994. Sales increased by 46% due to the Company's acquisition in January 1995 of substantially all of Pennzoil's sulphur assets, including sales contracts for approximately 900,000 long tons per year, and to the strengthening in sulphur prices during 1995. Main Pass unit production costs for 1995 were virtually unchanged from 1994.

    Main Pass oil net income was $2.0 million in 1995 compared with $3.1 million in 1994. Lower production in 1995 was offset by higher average realized prices.

    Production and delivery and depreciation and amortization costs were higher in 1995 primarily because of the Company's acquisition of Pennzoil's sulphur assets in January 1995. General and administrative expenses were higher in 1995 primarily because of the FTX stock appreciation rights charges discussed above and the Pennzoil acquisition.

CAPITAL RESOURCES AND LIQUIDITY


    Net cash provided by operating activities totaled $20.8 million for the nine-month 1997 period, $41.5 million for the nine-month 1996 period, $51.8 million for 1996, $65.4 million for 1995 and $34.2 million for 1994. Lower net income and increased working capital requirements resulted in lower net cash provided by operating activities in the nine-month 1997 period compared with the nine-month 1996 period. Net cash provided by operating activities in 1996 was lower than in 1995 primarily because of lower net income. Net cash provided by operating activities in 1995 was $31.2 million higher than in 1994 primarily because of higher net income and lower reclamation and shutdown expenditures.



    Capital expenditures primarily relate to maintaining current levels of production. Capital expenditures totaled $3.0 million for the nine-month 1997 period, $4.9 million for the nine-month 1996 period, $3.8 million for 1996, $3.7 million for 1995 and $11.2 million for 1994. Higher capital expenditures in 1994 related to drilling additional development wells at the Main Pass oil operations. Proceeds from asset sales included certain warehousing and supply assets of $0.9 million in the nine-month 1997 period, $1.2 million in the nine-month 1996 period and $2.1 million in 1996 mostly from the sale of certain marine assets, and $1.2 million from the sale of an airplane and certain marine assets in 1994. Capital expenditures for 1997 are expected to be slightly higher compared with 1996 and 1995 because of additional drilling activities scheduled in 1997 to maintain required levels of water treatment capacity for the sulphur operations. Funding for capital expenditures is provided by operating cash flows.


    Based on current projections, management believes that the Company will generate sufficient cash flow from operations to fund its ongoing working capital requirements, reclamation costs and projected capital expenditures for the foreseeable future. Additionally, the Company is in discussions with various banks and expects to establish a revolving credit facility to further enhance its liquidity and financial flexibility.

ENVIRONMENTAL

    The Company, through its predecessors, has a history of commitment to environmental responsibility. Since the 1940s, long before public attention focused on the importance of maintaining environmental quality, the Company has conducted pre-operational, bioassay, marine ecological and other environmental surveys to ensure the environmental compatibility of its operations. The Company's environmental policy commits its operations to compliance with local, state and federal laws and regulations, and prescribes the use of periodic environmental audits of all facilities to evaluate compliance status and communicate that information to management. The Company has access to environmental specialists who have developed and implemented corporate-wide environmental programs. The Company continues to study methods to reduce discharges and emissions.

    Federal legislation (sometimes referred to as "Superfund" legislation) requires payments for cleanup of certain waste sites, even though waste management activities were performed in compliance with regulations applicable at the time. Under the Superfund legislation, one party may, under certain circumstances, be required to bear more than its proportional share of cleanup costs at a site where it has responsibility pursuant to the legislation, if payments cannot be obtained from other responsible parties. Other legislation mandates cleanup of certain wastes at operating sites. States also have regulatory programs that can mandate waste cleanup. Liability under these laws involves inherent uncertainties.


    Estimated future expenditures to restore properties and related facilities to a condition that complies with environmental and other regulations are accrued over the life of the properties. The future expenditures are estimated based on current costs, laws and regulations. As of September 30, 1997, the Company had accrued $45.6 million ($17.0 million of which will be reimbursed by third parties) for abandonment and restoration of its non-operating sulphur assets and $8.1 million for the dismantling of the Main Pass oil operations. Current liabilities include $11.5 million at September 30, 1997 for reclamation and mine shutdown, $2.5 million of which will be reimbursed by third parties. The Company's share of abandonment and restoration costs for its two operating sulphur mines is estimated to total approximately $50 million, $18.8 million of which had been accrued at September 30, 1997, with essentially all such costs expected to be incurred after mine closure. These estimates are by their nature imprecise and can be expected to be revised over time because of changes in government regulations, operations, technology and inflation.


    The Company has made, and will continue to make, expenditures at its operations for protection of the environment. Continued government and public emphasis on environmental issues can be expected to result in increased future investments for environmental controls, which will be charged against income from future operations. Present and future environmental laws and regulations applicable to current operations may require substantial capital expenditures and may affect its operations in other ways that cannot now be accurately predicted.

    The Company maintains insurance coverage in amounts deemed prudent for certain types of damages associated with environmental liabilities that arise from sudden, unexpected and unforeseen events.

CAUTIONARY STATEMENT

    This Prospectus contains forward-looking statements regarding the Company's business strategy, reserve expectations, demand for sulphur, competition, the availability of financing, the ability to satisfy future cash obligations, and environmental costs. Important factors that might cause future results to differ from these projections include the reliance on IGL and FRP as continuing customers, the seasonality and volatility of sulphur markets, competition, and environmental issues as described in more detail under "Risk Factors."

                                    BUSINESS

GENERAL

    Freeport Sulphur is a Delaware corporation formed in August 1997 to succeed to the sulphur and certain oil and gas operations of FRP. Management believes that Freeport Sulphur is the world's largest producer of mined, or "Frasch," sulphur and the largest supplier of elemental sulphur in the United States. Pursuant to the Distribution Agreement, FRP will contribute to Freeport Sulphur all of its sulphur operations, and certain of its oil and gas operations, including FRP's 58.3% interest in the Main Pass operations and its sulphur mine in Culberson County, Texas. In addition, in connection with the Merger, IGL will transfer to FRP, which in turn will contribute to Freeport Sulphur, IGL's 25% interest in the Main Pass operations, with the result that the Company will have an 83.3% interest in the Main Pass operations, and Homestake will continue to own the remaining 16.7% interest. The Company also will continue to serve as the operator of the Main Pass operations. The Company's sulphur operations include the mining, purchase, transportation, terminaling and marketing of sulphur. Its oil and gas operations consist of the production and sale of oil and gas from its Main Pass facilities.

    Sulphur, both in its elemental form and in the form of sulphuric acid, is essential to agriculture and industry. Sulphur is a base element primarily used in the production of sulphuric acid, which is used in the manufacture of phosphate fertilizers and other agricultural chemicals, and has numerous industrial applications, including ore and metal leaching, petroleum and mineral refining, and chemical manufacturing. While sulphur is essential in almost every segment of the economy, it is generally used as a processing agent and is seldom apparent in the final product.

    Freeport Sulphur is the successor to a line of business that has been conducted by FRP and its predecessors since 1912, making it the longest continuously operating sulphur company in the United States. Since its founding, the Company has introduced numerous innovations in the production and transportation of sulphur, including the development of a mine in marsh terrain near the mouth of the Mississippi River, the use of directional drilling (a critical technique for exploiting offshore sulphur deposits), and the development of technology for transporting molten sulphur, which has earned the acceptance of U.S. sulphur consumers as an environmentally and economically superior method. Freeport Sulphur was the first, and remains the only, company to superheat seawater for sulphur mining, and in 1960 constructed the first offshore sulphur mine, followed by a second offshore mine constructed in 1968, and a third offshore mine with the construction of the Main Pass mine in 1992. Freeport Sulphur remains the only company to successfully operate offshore sulphur mines. Over its history, the Company has mined more than 160,000,000 long tons of sulphur, and in 1988 discovered the largest sulphur deposit in North America at Main Pass in the Gulf of Mexico. Through its 1995 acquisition of substantially all of the sulphur assets of Pennzoil, Freeport Sulphur became the world's largest producer of mined sulphur and a leading supplier of sulphur to the United States market, and positioned itself as having the industry's largest molten sulphur handling system.

    The Main Pass sulphur deposit is the largest known sulphur reserve in North America. The Company's Main Pass offshore mining complex is the largest structure of its type in the Gulf of Mexico and one of the largest in the world, and was designed to produce an average of 5,500 long tons per day over its life. The Company began operating the Culberson mine in January 1995 following its acquisition of substantially all of Pennzoil's domestic sulphur assets. As of December 31, 1996, the Main Pass and Culberson mines were estimated to contain proved sulphur reserves totaling 53.1 million long tons net to the Company (or
69.7 million long tons net to the Company on a pro forma basis after the contribution of the IGL Transferred Businesses). In addition to the Culberson mine, the Company also acquired from Pennzoil sulphur terminals and handling facilities in Galveston, Texas and Tampa, Florida, land and marine transportation equipment, and sales and other related commercial contracts and obligations.

    The Company's principal business is the sale of sulphur and the marketing of its terminaling and transportation assets for use by recovered sulphur producers and industrial consumers of sulphur. The phosphate fertilizer industry generally accounts for approximately 90% of the Company's sulphur sales. The Company's 1996 sulphur sales were approximately 2.9 million long tons, representing 25% of domestic consumption (or 3.4 million long tons, representing 30% of domestic consumption, on a pro forma basis after the contribution of the IGL Transferred Businesses). Sales to IMC-Agrico, a manufacturer of phosphate fertilizers and the largest purchaser of elemental sulphur in the world, represented approximately 65% of the Company's sulphur sales (or 71% on a pro forma basis after the contribution of the IGL Transferred Businesses). Pursuant to a Sulphur Supply Agreement, the Company has agreed to supply and IMC-Agrico has agreed to purchase approximately 75% of IMC-Agrico's annual sulphur consumption for as long as IMC-Agrico has an operational need for sulphur. The price per ton for all sulphur delivered under the agreement is based upon the weighted average market price for sulphur delivered by other sources to IMC-Agrico's New Wales production plant in central Florida, except that the Company is entitled to a premium with respect to approximately 40% of the sulphur that it delivers under the agreement. IMC-Agrico also pays a portion of the freight costs associated with the delivery of sulphur under the agreement. Management believes that the terms of the Sulphur Supply Agreement are no less favorable to the Company than those that could have been negotiated with an unaffiliated party.


    The Company operates the largest molten sulphur handling system in North America and has the capacity to transport and terminal over five million long tons of molten sulphur annually. The Company uses this system both to support the movement of its own mined and purchased sulphur and as a service that it markets to recovered sulphur producers and industrial consumers.

    Freeport Sulphur is a major purchaser of recovered sulphur, which is sulphur recovered from the refining of sour natural gas and sour crude oil, purchasing almost one million tons per year. Approximately 30% of the Company's 1996 sulphur sales were supplied from its recovered sulphur purchases. Substantially all of the sulphur purchased by the Company, along with the sulphur produced at the Main Pass and Culberson mines, is sold by the Company to industrial companies for use in the manufacture of sulphuric acid.


    The Main Pass operations also contain proved oil reserves from which the Company produces and sells oil for the Main Pass joint venture. Oil production averaged approximately 10,700 barrels per day (5,200 barrels net to the Company, or 7,400 barrels net to the Company on a pro forma basis after the contribution of the IGL Transferred Businesses) during the year ended December 31, 1996, and 9,400 barrels per day (4,600 barrels net to the Company, or 6,500 barrels net the Company on a pro forma basis after the contribution of the IGL Transferred Businesses) during the nine months ended September 30, 1997. As of December 31, 1996, Main Pass was estimated to contain 12.8 million barrels (5.2 million barrels net to the Company, or 7.4 million barrels net to the Company on a pro forma basis after the contribution of the IGL Transferred Businesses) of proved oil reserves. In 1997, such estimates were reduced to 8.2 million barrels (3.2 million barrels net to the Company, or 4.6 million barrels net to the Company on a pro forma basis after the contribution of the IGL Transferred Businesses) of proved oil reserves, which are expected to decline substantially in subsequent years and to be fully depleted by 2001.


STRATEGY

    The Company's strategy is to utilize its extensive production facilities and its transportation and other logistical capabilities to maintain its leadership position in the U.S. sulphur market and to capitalize on new marketing opportunities that are expected to develop from projected increases in global phosphate fertilizer demand and other uses of sulphur. In addition, the Company may expand its third party transportation and terminaling services business and seek opportunities to increase its recovered sulphur marketing activities.

    The Company is also evaluating related business opportunities including the possible construction and operation of sulphur recovery and sulphuric acid plants for third parties. The Company believes it can market its operational, technological and marketing expertise to other industrial concerns, and enter into strategic alliances with enterprises having complementary expertise and shared growth objectives. The Company also plans to seek opportunities to expand its business in technologies related to its current Main Pass oil operations such as sour crude oil processing for others in the Gulf of Mexico region, and the application of its seawater heating technology to such uses as secondary oil recovery.

    Freeport Sulphur's future sulphur sales volumes and realizations will continue to depend on the level of demand from the phosphate fertilizer industry and the availability of competing supplies from recovered sulphur producers. Accordingly, the Company continually evaluates its sulphur business strategy in light of competitive factors and the dynamics of the sulphur market, including the possibility of adjusting overall production levels to match changes in market fundamentals.

    With respect to the Company's oil business, the Company does not currently intend to pursue oil operations that are not related to Main Pass.

SULPHUR BUSINESS

    SOURCES AND USES OF SULPHUR

    Sulphur is present in many areas of the world and its production is generally classified into three categories: elemental, pyrites and sulphur in other forms ("SOF"). Elemental sulphur represents over two-thirds of worldwide supplies of sulphur in all forms. Its sources include sulphur mined by the Frasch process from underground deposits and recovered sulphur. The remaining one-third of worldwide sulphur is in the form of pyrites (metal sulphides) and SOF, with the most significant source being sulphuric acid recovered as a by-product from the smelting of non-ferrous metals. In the United States, mined elemental sulphur is principally found in the caprock that covers salt domes in the coastal areas of the Gulf of Mexico and in strata-bound deposits in West Texas. Recovered elemental sulphur is produced from the processing of natural gas that contains hydrogen sulfide and from the refining of sour (high sulphur content) crude oil. Recovered sulphur is the largest source of sulphur in the world, representing approximately 85% of global production of elemental sulphur.

    Worldwide, over 56 million long tons of sulphur are consumed annually, of which over 90% is converted to sulphuric acid. The remainder is used in elemental form in fertilizer applications, chemical manufacturing and other applications. While sulphur is essential in almost every segment of the economy, it is generally used as a processing agent and is seldom apparent in the final product.

    Sulphur is used primarily in the manufacture of phosphate fertilizer, with over 60% of worldwide sulphur consumption being used for this purpose. Sulphur is burned to form sulphuric acid, which is then used to convert phosphate rock to phosphoric acid, the base material for the manufacture of phosphate fertilizer. Approximately 0.4 of a long ton of sulphur is required to produce one short ton of diammonium phosphate fertilizer, the principal form of phosphate fertilizer. Although the Company is highly dependent on the phosphate fertilizer market, management believes that the overall strength of the phosphate fertilizer market and the resulting demand for sulphuric acid should support production at current levels for the immediate future. Industry studies indicate that world demand for phosphate fertilizer, driven by anticipated population growth, increases in levels of grain consumption and other factors, will exceed production capacities in the next several years. This has led to plans to construct new capacity and feasibility studies evaluating the expansion of existing capacity and the addition of new capacity for the manufacture of phosphate fertilizer.

    Sulphur is itself an important plant nutrient, along with nitrogen, phosphorous and potassium. In 1996, 9.0 million tons of sulphur were applied to soils worldwide through fertilizer application. Sulphur is also a key raw material in the manufacture of many fungicides and other agricultural chemicals. The Sulphur Institute estimates the current annual worldwide plant nutrient sulphur deficit at 8.2 million tons and the outlook is for increasing deficiencies, thus making the use of sulphur as a fertilizer a developing and growing market.

    In addition to its agricultural applications, sulphur (usually in the form of sulphuric acid) is essential to the manufacturing processes of pharmaceuticals, paper, chemicals, paint, steel, petroleum and other products. Sulphuric acid is also used in the manufacture of detergents and animal feed. There is a growing demand for sulphur in the form of sulphuric acid for ore leaching by the non-ferrous metals industry mainly due to advancements in solvent extraction-electrowinning technology (SX/EW). This advancement has allowed the development of oxide ore bodies that previously were not considered commercially exploitable.

    SULPHUR MINE OPERATIONS

    OVERVIEW. Although sulphur is one of the most common elements in the earth's crust, discoveries of elemental sulphur in quantities that can be mined economically are rare. The Company is currently mining two such deposits, the Main Pass mine offshore Louisiana in the Gulf of Mexico and the Culberson mine in West Texas. The Company's sulphur discovery at Main Pass in 1988 was the first major sulphur discovery in North America in over 25 years. The Main Pass and Culberson mines utilize the Frasch mining process, which involves drilling wells and injecting superheated water into the underground sulphur deposit to melt solid sulphur, which is then recovered in liquid form. The Company has used the Frasch process for more than 80 years, and has developed technology using superheated seawater in the Frasch process, thereby enhancing offshore mining.

    THE FRASCH PROCESS. The sulphur deposits at the Company's Culberson and Main Pass mines are located approximately 400 and 2,000 feet underground, respectively. Sulphur production wells are drilled into sulphur bearing formations by rotary drilling rigs employing a directional drilling technique that permits drilling from the well platform at angles of up to 85 DEG. from vertical, allowing sulphur within a radius of more than 3,700 feet to be mined from a single platform. In addition to production wells, pressure control wells must also be drilled to recover excess water from the underground formation and to facilitate water flow. The Frasch process used by the Company permits cost efficient extraction of sulphur from these underground deposits. Superheated water and compressed air are forced separately through concentric pipes towards the sulphur deposit where the heated water liquefies the sulphur and the compressed air helps lift the molten sulphur to the surface. The Frasch process was developed in the 1890s and Freeport Sulphur was only the second company to use this technology. The Company has also developed proprietary technology that enables it to use seawater in the Frasch process without experiencing the corrosion and scaling that otherwise would affect the heat exchangers and pipelines. Frasch mining of sulphur deposits at locations where large quantities of fresh water are unavailable, such as Main Pass, would not be commercially viable without these techniques.

    Natural gas and water are the two resources essential to the Frasch process. Natural gas is used to fire steam boilers that produce the superheated water necessary for sulphur liquefaction. The Company's mine operations currently consume approximately nine billion cubic feet of natural gas annually. The Company is dependent on others for the supply of natural gas, but has never experienced difficulty in obtaining the required supply of natural gas because it has long-term supply agreements in place with prices tied to market indices. At Main Pass, where the Company consumes the majority of its natural gas requirements, gas is supplied by a single supplier, but the Company has access to a large multiple-supplier pipeline should its primary supplier have difficulties in delivering its requirements. At the Culberson mine and the Port Sulphur terminal, natural gas is provided by multiple suppliers. In its Main Pass operations the Company also supplements its natural gas needs with the gas that is produced in conjunction with its Main Pass oil operations, which is provided to the sulphur mining operations in exchange for electricity used by the oil operations. In the event of a national shortage of natural gas, curtailment may be imposed by federal authorities and may interfere with the mining process, but the Company believes that the risk of such curtailment during the anticipated life of the mines is remote. Moreover, if necessary, the boilers can also operate on fuel oil. The availability of water for the Main Pass mine is not a factor for the Company because of its ability to use seawater.

                                   [PICTURE]

               DIAGRAMMATIC SKETCH OF A SALT DOME SULPHUR DEPOSIT

    THE MINES. The Main Pass deposit was discovered by the Company in 1988. The mine currently has the highest production rate of any sulphur mine in the world and contains the largest known Frasch sulphur reserve in North America. The free sulphur in the Main Pass deposit exists in the porous limestone that is part of the caprock covering a salt dome. The Main Pass offshore complex, which is more than a mile in length, is one of the largest structures of its type in the world and is the largest in the Gulf of Mexico. The Main Pass mine was designed to produce an average of 5,500 long tons per day over its life and has two sulphur storage tanks with a combined capacity of 24,000 long tons. The facility, which has housing capacity for 240 persons, is located in 210 feet of water and is designed to withstand hurricane force conditions. In the event of a major storm in the Gulf, personnel would be evacuated, but the mine is designed to remain in operation through a communications link to Freeport Sulphur's corporate office in New Orleans. During the year ended December 31, 1996, sulphur production at Main Pass averaged approximately 5,350 long tons per day. All Main Pass sulphur is transported to the Company's terminal in Port Sulphur, Louisiana in 7,500-ton self-propelled tankers. The Company receives a fee from Homestake for operating the Main Pass mine and for processing, transporting and marketing Homestake's share of the Main Pass sulphur. At December 31, 1996, the Main Pass deposit was estimated to contain proved sulphur reserves totaling 66.2 million long tons (38.6 million long tons net to the Company, or 55.1 million long tons net to the Company on a pro forma basis after the contribution of the IGL Transferred Businesses). Production from the Main Pass mine is subject to a royalty of 12.5% of net mine revenues that is payable to the U.S. Department of Interior-Minerals Management Services (the "MMS").


    The Company began operating the Culberson mine, which is located in West Texas south of the New Mexico border, in January 1995 after acquiring the mine from Pennzoil. The Culberson mine's free sulphur is part of a strata-bound orebody located in the Upper Permian and Salado formations. For the year ended December 31, 1996, production at the Culberson mine averaged approximately 2,450 long tons per day. A unique feature of the Culberson mine is a continuous water re-injection system, through which water recovered from pressure control wells is reheated and re-injected into the production wells. This recycling system results in significant cost savings. Once mined, the liquid sulphur is stored in on-site tanks with a combined capacity of 45,000 long tons until it is shipped to the Company's Galveston terminal by a Company-owned 95-car unit train that averages 8,400 long tons of liquid sulphur per trip. At December 31, 1996, the Culberson mine was estimated to contain proved sulphur reserves totaling 14.5 million long tons. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Impairment Assessment of Sulphur Assets." Production from the Culberson mine is subject to a royalty of 9% of net mine revenues that is payable to the State of Texas and several private land owners through a unitization agreement.

    The agreement pursuant to which the Company obtained the Culberson mine requires the Company to make quarterly payments to Pennzoil, based on a unit volume payment multiplied by an assumed volume of sulphur, both of which are determined by the average market price of sulphur during the quarter. The Company is obligated to make these payments irrespective of whether the Culberson mine is operational. The payments terminate upon the earlier of January 2015 or the quarter in which the cumulative assumed volume of production exceeds 18.6 million long tons. Under this arrangement, the Company paid Pennzoil $2 million and $1.5 million for fiscal 1996 and the first nine months of 1997, respectively.


    The Company has the right, exercisable on January 1, 1999 (the "First Option Date") and each subsequent third anniversary of the First Option Date, to terminate its obligation to make further quarterly installment payments in exchange for a lump sum payment of $65 million less a cumulative inflation adjustment on the date such right is exercised, but in no event less than $10 million. If the Company does not exercise its right on any option date, Pennzoil may, within a defined time period after each option date, require the Company to make a single payment of $10 million in exchange for relinquishing its rights to receive any further payments under the agreement.

    The Company also has rights to sulphur deposits at its Caminada Mine, located eight miles from Grand Isle in the Gulf of Mexico, which the Company is not currently mining. The Company is maintaining its lease rights to the remaining sulphur reserves under a "suspension of production" issued by the MMS. The Company estimates that the Caminada mine has approximately 1.8 million long tons of recoverable proved sulphur reserves remaining.

    SULPHUR RESERVES. The table below sets forth the Company's portion of the proved developed reserves for the Company's two sulphur mines.


                                                                              LONG TONS AT
                                                                             SEPTEMBER 30,
PROVED DEVELOPED RESERVES(1)                                                    1997(2)
------------------------------------------------------------------------  --------------------

Main Pass                                                                      37.8 million(3)
Culberson                                                                       7.8 million


------------------------

(1) All sulphur reserves are considered proved because of the Company's extensive drilling and production experience.

(2) Reserves represent long tons (2,240 lbs.) of sulphur that are expected to be recovered from the host formation. Long tons of sulphur are calculated in place and a recovery factor, based on the percentage of residual sulphur expected to be left behind, is applied to calculate the total estimated recoverable tons.


(3) Or 54.0 million long tons on a pro forma basis after the contribution of the IGL Transferred Businesses.

                            ------------------------

    SULPHUR PURCHASES

    The Company is a major purchaser of recovered sulphur in the United States and management expects its sulphur purchasing program, which is currently averaging almost one million long tons per year, to increase and become a more significant component of the Company's business. The Company purchases recovered sulphur principally from oil refineries located along the lower Mississippi River and in the Louisiana and Texas Gulf Coast regions, and from gas processing plants in southern Mississippi.

    The Company's recovered sulphur purchase program provides it with a source of sulphur that is as important as the production from its mines in enabling the Company to meet its sales contract commitments. Approximately 30% of the Company's 1996 sulphur sales volume was supplied through recovered sulphur purchases. The Company believes that its position as a leading sulphur supplier in the domestic market, coupled with its extensive sulphur handling capabilities, would allow it to replace any curtailed mine production with purchased recovered sulphur at price levels that would maintain the Company's profitability; however there can be no assurance that it will be able to do so.

    SULPHUR HANDLING OPERATIONS

    OVERVIEW. The Company operates the largest molten sulphur handling system in North America and has the capacity to transport and terminal over five million long tons of molten sulphur annually. The Company uses this system both to support the movement of its own mined and purchased sulphur, and as a service that it markets to recovered sulphur producers and industrial consumers. The Company believes that the integration of the sulphur handling business with its production, purchasing and marketing operations gives the Company a synergistic competitive advantage over other suppliers of similar services.

    MARINE TRANSPORTATION. The Company operates two molten sulphur tankers, each having a capacity of approximately 25,000 tons. The two tankers have the combined capacity to transport 3.5 million long tons of sulphur per year across the Gulf of Mexico, which are loaded at the Company's Galveston and Port Sulphur terminals and delivered to its Tampa terminals. The Company's inland barge system is capable of transporting over one million tons annually. Each of the Company's barges has a capacity of approximately 2,500 long tons and serves the Texas, Louisiana and Mississippi Gulf Coast regions and the lower Mississippi River. Two 7,500-ton tankers are used to transport sulphur from the Main Pass mine's offshore production platform and can also be used in Gulf Coast service to transport sulphur from the Company's terminals to its customers.

    LAND TRANSPORTATION. The Company operates a rail car fleet of more than 500 cars, including a 95-car unit train that transports sulphur from the Culberson mine to the Galveston terminal for loading onto the Company's tankers for shipment to its Tampa terminals. The Company also makes other rail movements in connection with transporting sulphur directly to customers' plants. The Company also transports approximately 500,000 tons of molten sulphur per year through a third party trucking service used primarily to serve the Galveston, Texas, lower Mississippi River and Pensacola, Florida areas.

    TERMINALS. The Company owns and operates five sulphur terminals in the United States, the largest of which is located at Port Sulphur, Louisiana. The Port Sulphur facility is a combined liquid storage tank farm and stockpile area for solid sulphur. Liquid sulphur is stored in steam-heated, insulated tanks having an aggregate capacity of approximately 110,000 long tons. The solid storage area can hold approximately 1.3 million long tons of solid sulphur. Because substantially all of the Company's domestic customers consume sulphur in liquid form, the Company delivers all of its production in liquid form. This reduces the need to remelt the sulphur, conserves energy and reduces costs, and is an environmentally superior handling method. Sulphur can be solidified for long-term storage to maintain inventory reserves. The Company owns a high capacity sulphur melter that permits the conversion of solid sulphur into liquid sulphur to supplement mine production during periods of high demand and to cover shortfalls in mine production or in recovered sulphur purchases. Sulphur is transported from Port Sulphur by barge to customers' plants in Louisiana on the lower Mississippi River or along the Gulf Coast of Texas and Mississippi, or by tanker to the Company's terminals in Tampa.

    The Company's other terminals are located in Tampa and Pensacola, Florida and Galveston, Texas. There are two Tampa terminals, each of which has a liquid storage capacity of 90,000 long tons and is supplied with sulphur from Port Sulphur and Galveston by the Company's sulphur tankers. Each of the Tampa facilities ships molten sulphur to phosphate fertilizer producers in central Florida by tank truck. The Pensacola terminal has a storage capacity of 10,000 long tons and is used for the storage, handling and shipping of recovered sulphur purchases or transporting recovered sulphur for third parties. Molten sulphur is shipped by barge from the Pensacola terminal to either the Port Sulphur terminal or directly to lower Mississippi River customers.

    The Galveston terminal was acquired from Pennzoil in 1995 and has five 15,000-long ton liquid storage tanks and solid storage capacity of one million long tons. This terminal receives sulphur from the Company's Culberson mine by unit train, and recovered sulphur purchases by truck, barge or rail, and then ships sulphur to local customers by truck or barge or to the Tampa terminals by tanker. The Galveston terminal also has the ability to load solid sulphur aboard large oceangoing vessels, giving the Company access to international markets should market conditions favor sulphur exports.

    SULPHUR SALES

    Substantially all of the Company's sulphur is sold to the phosphate fertilizer industry for the manufacture of sulphuric acid, which is used to produce phosphoric acid, a base chemical used in the production of phosphate fertilizers. Typically, the phosphate fertilizer industry accounts for approximately 90% of the Company's total sulphur sales. Freeport Sulphur's domestic shipments to its five largest customers represented 91% of total shipments in 1996, 89% in 1995 and 94% in 1994. The majority of the Company's sulphur supply contracts, with the exception of its contract with IMC-Agrico discussed below, are for a term of one year or longer and generally call for the repricing of sulphur on a quarterly or six-month basis.

    The Company also processes, transports, and markets Homestake's share of production at the Main Pass mine for a fee. In addition to supplying the domestic sulphur market and providing transportation and terminaling services for others, Freeport Sulphur maintains the capability of marketing sulphur internationally should market conditions favor export sales.


    Sales to IMC-Agrico, a manufacturer of phosphate fertilizers and the largest purchaser of elemental sulphur in the world, represented approximately 65% of the Company's sulphur sales (or 71% on a pro forma basis after the contribution of the IGL Transferred Businesses) and 54% of its total revenues (or 57% on a pro forma basis after the contribution of the IGL Transferred Businesses) during 1996. Pursuant to a Sulphur Supply Agreement, the Company has agreed to supply and IMC-Agrico has agreed to purchase approximately 75% of IMC-Agrico's annual sulphur consumption for as long as IMC-Agrico has an operational need for sulphur. The price per ton for all sulphur delivered under the agreement is based upon the weighted average market price for sulphur delivered by other sources to IMC-Agrico's New Wales production plant in central Florida, except that the Company is entitled to a premium with respect to approximately 40% of the sulphur that it delivers under the agreement. IMC-Agrico also pays a portion of the freight costs associated with the delivery of sulphur under the agreement. Management believes that the terms of the Sulphur Supply Agreement are no less favorable to the Company than those that could have been negotiated with an unaffiliated party.


    Revenues from the Company's sulphur sales depend significantly on production levels of phosphate fertilizer, the availability of sulphur that is recovered from high-sulphur oil and natural gas refining and the rate at which stored surpluses, particularly in Canada, are released into the market and depleted. Improved phosphate consumption rates, coupled with reduced imports and curtailed mine production, stabilized sulphur prices beginning in mid-year 1996 and continuing into the first-half of 1997. However, current prices are substantially weaker than the high levels of the early 1990's, primarily because of economic and political changes in Eastern Europe and the former Soviet Union, which led to the closure of plants consuming in excess of seven million tons of sulphur per year. To the extent that current United States phosphate fertilizer production remains strong, sustained sulphur demand is expected to continue; however, the current level of Canadian sulphur inventories limits the potential for significant price increases. See "Competition."

OIL AND GAS BUSINESS

    OVERVIEW

    The Main Pass site also contains oil and natural gas reserves located within the same caprock reservoir that contains the sulphur reserves. The Company's estimate of proved recoverable oil reserves at Main Pass at December 31, 1996 was 12.8 million barrels (5.2 million barrels net to the Company or 7.4 million barrels net to the Company on a pro forma basis after the contribution of the IGL Transferred Businesses). After 1996 such estimates were reduced to 8.2 million barrels (3.2 million barrels net to the Company, or 4.6 million barrels net to the Company on a pro forma basis after the contribution of the IGL Transferred Businesses) due to adjustments made by the Company to the 1996 reserve estimate to account for production during the first half of fiscal 1997 and because certain reserves are no longer believed to be recoverable based on updated geologic information. No credit was taken in this adjustment for possible offsetting increases in reserves based on recent production history, but some offset additions may be possible when Ryder Scott Company performs a review of the reserves at the end of fiscal 1997. The Main Pass oil reserves are expected to decline substantially in subsequent years and to be fully depleted by 2001, and the Company does not intend to pursue oil and gas exploration operations that are not related to Main Pass.

    RESERVES AND ACREAGE

    For information relating to estimates of the Company's net interests in proved oil reserves as of December 31, 1996, and for supplementary information relating to estimates of discounted future net cash flows from proved oil reserves, and changes in such estimates, reference is made to the audited financial statements of the FRP Transferred Businesses, included elsewhere herein.

    At various times, the Company is required to report estimates of oil reserves to various governmental authorities. The basis for reporting estimates of reserves to these authorities may not be comparable to the reserves presented herein because of differences in the times at which such estimates are made and variances in reserve and other definitions of the particular governmental authority. Generally, however, the reserves data used for these governmental reports is computed from the same reserve information base as reported herein.

    The Company's interest in Main Pass, which is located in federal waters offshore Louisiana, constitutes the only oil and gas producing property owned by Freeport Sulphur. The property consists of 1,125 gross acres and is fully developed within the meaning of governmental reporting requirements.

    The Company possesses a leasehold interest in its Main Pass oil property that is maintained by production and will remain in effect until production and drilling and development operations cease. The Company believes that the lease terms are sufficient to allow for reasonable development of the reserves and that it has satisfactory title to such property.

    PRODUCTION


    Recoverable hydrocarbons at Main Pass are located in the upper portion of the same caprock that hosts the sulphur reserves and in an overlying layer of sand. The limestone caprock reservoir and the overlying sand are in fluid contact with each other, share a common oil and gas composition and have the same pressure characteristics. Oil production commenced in the fourth quarter of 1991 with cumulative total production as of September 30, 1997 totaling 34.1 million barrels. Oil production has been enhanced by the injection of superheated water in the sulphur mining operations, which both lowers oil viscosity, allowing it to flow more freely, and maintains reservoir pressure, thereby enhancing recovery. Any associated gas that is produced with the oil is provided to the sulphur mining operation in exchange for electricity used in the oil operations. The co-development of the sulphur and oil reserves has yielded significant operating synergies and efficiencies.

    The purchase agreement pursuant to which the Company obtained the rights to the Main Pass oil lease obligates the Company under certain circumstances to make an annual production payment to Chevron U.S.A. Inc. The payment amount is based on the amount of annual oil production at the Main Pass site and the amount by which the average annual price of oil exceeds certain specified prices during the term of the contract. If the average annual price of oil does not exceed the specified prices, no payment is due. No payments were made for fiscal 1996 or the first nine months of 1997 in connection with this obligation. This payment obligation will convert to a royalty right on behalf of Chevron upon the occurrence of certain events that the Company anticipates will occur in the first half of 1998. Under this royalty right, Chevron will be entitled to receive 25% of revenues (less transportation costs) of oil and gas production after the first to occur of (i) cumulative oil production at the Main Pass site in excess of 36 million barrels or (ii) 20 years from the date of first oil production (November 6, 1991); provided that this 25% overriding royalty is limited to 50% of net profit realized on oil production.


    OIL SALES

    Oil prices have historically exhibited, and can be expected to continue to exhibit, volatility as a result of such factors as conflicts in the Middle East, actions by the Organization of Petroleum Exporting Countries and changes in worldwide economic and political conditions. Since the beginning of 1997, oil prices have fallen by approximately 25%, with some experts speculating that prices may soften further prior to year end. The oil produced at Main Pass contains sulphur and is generally heavier than other Gulf Coast crude oils. As a result, it sells at a discount relative to Gulf Coast crude oils containing less sulphur and to lighter grade crude oils.

    Oil produced at the Main Pass mine is sold to two Gulf Coast refiners with sales volumes split 72% and 28%. Both sales contracts are for a term of six months and are priced at market for the oil's grade. AMOCO Production Company is the Company's largest oil customer, accounting for 74% of oil revenues and 12% of the Company's total revenues for fiscal 1996.

COMPETITION

    SULPHUR

    In the United States, there are two principal sources of elemental sulphur:
(i) mined sulphur produced by Freeport Sulphur and (ii) recovered sulphur produced by more than 50 companies at more than 130 refineries and gas treatment plants. There are four producers of mined sulphur worldwide, of which management believes Freeport Sulphur is the largest and the only mined sulphur producer serving the United States market. For 1996, Freeport Sulphur estimates that its production of sulphur accounted for approximately 27% of domestic, and 6% of world, elemental sulphur production.

    The Company estimates that total domestic sulphur consumption in 1996 was
11.5 million tons, of which domestic Frasch sulphur accounted for approximately 25%, domestic recovered sulphur accounted for approximately 60%, and imported sulphur, primarily from Canada and Mexico, accounted for approximately 14%. The remaining 1% of domestic sulphur consumption was attributable to sulphuric acid produced in metal smelting operations and imported sulphuric acid.

    The following table sets forth for each of the years 1994 through 1996 the total estimated domestic sulphur consumption in tons, together with the percentage supplied by Frasch suppliers, domestic recovered sulphur and imported sulphur:

                          DOMESTIC SULPHUR CONSUMPTION

                   TOTAL
                CONSUMPTION
               (MILLIONS OF      FRASCH      DOMESTIC     PERCENTAGE
    YEAR           TONS)        SUPPLIERS    RECOVERED     IMPORTED
------------  ---------------  -----------  -----------  -------------
    1996              11.5            25%          60%           14%
    1995              11.7            27%          55%           17%
    1994              10.9            28%          58%           13%

                            ------------------------

    Recovered sulphur from domestic and foreign sources is the major source of competition for Freeport Sulphur. Approximately 90% of the Western Hemisphere's sulphur inventories currently consist of sulphur recovered from natural gas in the province of Alberta in western Canada, primarily because United States recovered sulphur suppliers do not have the ability to store large inventories of sulphur. During the 1990s world sulphur supply has been in surplus resulting in a build up of Canadian sulphur inventories. Canadian sulphur inventories were estimated to be 9.8 million tons at year end 1996 and are expected to increase.

    Production of recovered sulphur in the United States has increased at an average rate of approximately 125,000 tons per year for the last three years, and totaled approximately 7.6 million tons in 1996. High-sulphur gas processing capacity in the U.S. is not expected to increase above current levels, but the sulphur content of crude oil feedstocks to U.S. oil refineries is expected to continue to increase. Although growth in U.S. recovered sulphur production is expected to continue, the rate of growth is expected to slow, as the refining industry is consolidating into a smaller number of large refineries, and it is estimated that total U.S. refinery processing will not increase substantially. Technology for recovery of sulphur from coal and oil-burning utility plants is well advanced and this and other sources of sulphur resulting from air pollution abatement efforts will have some impact on sulphur supplies. Industry studies vary in their forecast of the worldwide elemental sulphur balance; however it is widely accepted that a surplus currently exists and will continue into the foreseeable future.

    Recovered sulphur provides a major and lower cost source of supply for most sulphur customers. The supply of U.S. recovered sulphur alone, however, cannot satisfy total domestic demand, and mined sulphur, along with imported recovered sulphur obtained principally from Canada and Mexico are required to supply the balance. The principal competitive risk to the Company's ability to mine sulphur profitably is the potential for decreased domestic demand for sulphur, increased production from domestic recovered sulphur producers, increases in imported recovered sulphur, and the rate at which stored sulphur, particularly in Canada, is released into the market.

    OIL

    A large number of companies and individuals are engaged in the development and production of oil. A substantial number of the companies engaged in the development and production of oil possess financial resources considerably greater than those of the Company.

CUSTOMERS

    IMC-Agrico is the Company's single largest sulphur customer, accounting for approximately 65% of sulphur sales and 54% of total sales for fiscal 1996 (or 71% and 57%, respectively, on a pro forma basis after the contribution of the IGL Transferred Businesses). The Company's next four largest customers represent approximately 25% of sulphur sales. These companies represent a mix of industrial companies and phosphate fertilizer manufacturers.

    The oil produced from Main Pass is sold to two Gulf Coast refiners with sales volumes split 72% and 28%. AMOCO Production Company is the largest customer, accounting for 12% of the Company's total revenues for fiscal 1996.

ENGINEERING, RESEARCH AND DEVELOPMENT

    Crescent Technology, Inc. ("Crescent") furnishes certain engineering consulting, research and development, environmental and safety services to the Company. Many of Crescent's employees are former employees of the Company, FTX and other formerly related companies who formed Crescent in 1993 to provide technical services to such companies and others on an outsourced basis. Crescent owns and operates laboratory and pilot plant facilities at Belle Chase, Louisiana, where minerals analysis, metallurgical work and other research and testing are conducted, which contributes to the Company's technical operations and commercial activities. Additionally, Crescent maintains engineering consulting and mine development groups in New Orleans, Louisiana, which provide the engineering consulting, environmental services and design and construction supervision activities required to implement new ventures and apply improvements to the Company's existing operations.

OPERATING HAZARDS

    The Company's oil and gas and sulphur production activities are subject to all of the risks normally incident to the development and production of hydrocarbons and sulphur, including blowouts, cratering, fires and other risks, any of which could result in serious personal injury or death and substantial damage to property and the environment. Additionally, its offshore sulphur mining, oil production and marine transportation operations are subject to marine perils, including collisions, hurricanes and other adverse weather conditions. Freeport Sulphur carries insurance for certain of these risks, with such coverage limits, retentions, deductibles, and other features as management deems appropriate.

REGULATORY MATTERS

    The Company's mining, production and exploration activities are subject to various federal, state and local laws governing exploration, development, production, exports, taxes, labor standards, occupational health and safety, toxic substances and other matters. Regulations pertaining to the environment mandate, among other things, the maintenance of air and water quality standards, solid and hazardous waste standards, protection of underground sources of drinking water, and protection and regulation of wetland areas. The Company will succeed to all licenses, permits or other authorizations obtained or held by FRP or any of its affiliates insofar as they relate to the sulphur and Main Pass oil and gas businesses. All licenses, permits and other authorizations currently required of each existing operation have been obtained or timely applied for.

    To comply with these federal, state and local laws, material capital and operating expenditures on environmental projects, both with respect to maintaining current operations and initiating new operations, may be required in the future. The amount of such expenditures cannot be estimated at this time, but such costs could have an adverse effect on the Company's financial condition and results of operations. There is also a risk that more stringent laws affecting the operation of mining companies could be enacted, and although such regulations would affect the industry as a whole, compliance with such new regulations could be costly.

    Domestic oil operations are subject to extensive state and federal regulation. Compliance is often burdensome, and failure to comply carries substantial penalties. The heavy and increasing regulatory burden on the oil industry increases the cost of doing business and consequently affects profitability.

ENVIRONMENTAL MATTERS

    Federal laws and regulations have expanded greatly in recent years with respect to environmental considerations. The United States Department of Interior, the U.S. Environmental Protection Agency (the "EPA") and the Coast Guard administer laws and regulations that impose liability upon the lessee under a federal lease for the cost of cleanup of pollution damages. A serious incident of pollution may also result in any one of these agencies requiring lessees under federal leases to suspend or cease operations in the particular area. The Company carries insurance against some, but not all, of these risks.

    The Company, through its predecessors, has a history of commitment to environmental responsibility. Since the 1940s, long before the general public recognized the importance of maintaining environmental quality, the Company has conducted pre-operational, bioassay, marine ecological and other environmental surveys to ensure the environmental compatibility of its operations. The Company's environmental policy commits its operations to compliance with applicable laws and regulations. The Company has implemented corporate-wide environmental programs and continues to study methods to reduce discharges and emissions.

    The largest effluent from sulphur mining operations is the pressure control water recovered from the sulphur-bearing formation. At Main Pass, pressure control wells remove water from the formation and discharge the water under the terms of a National Pollutant Discharge Elimination System permit issued by the EPA. At the Culberson mine, the pressure control water is removed from the formation and reused in the Frasch mining process. The injection of mine water at Culberson is authorized by an Underground Injection Control permit issued by the EPA. Other water discharges at the two mines and five terminals are made under permits issued by the EPA, state regulatory agencies in the States of Texas, Louisiana or Florida, or local regulatory authorities. All of these discharges are in substantial compliance with applicable regulations.

    The Company has various other permits with respect to air emissions, solid waste production and disposal, dredging of bottom sediment and the operation of port facilities that facilitate its business activities. Agencies that provide these permits and authorizations include the MMS, the U.S. Coast Guard, the Louisiana Department of Environmental Quality, the Louisiana Department of Natural Resources, the Texas Natural Resources Conservation Commission, and the Florida Department of Environmental Protection. The Company believes it is in compliance in all material respects with the terms and conditions of these permits and does not anticipate any significant new costs to obtain new permits or to maintain compliance with existing permits.

    In connection with the Contribution, the Company has assumed responsibility for environmental liabilities associated with the prior conduct of the Transferred Businesses, including reclamation responsibilities at three previously producing sulphur mines. Sulphur production was suspended at the Company's Caminada offshore sulphur mine in 1994, and the Company will be required to salvage the mining facilities once the remaining reserves are produced or it becomes certain that such reserves will not be economically recoverable. The Company's salvage expense will be shared on a 50/50 basis with Exxon Corporation, and a reserve has been accrued for the estimated expense.

    The Company's Grande Ecaille mine, which was depleted in 1978, was salvaged in accordance with applicable regulations at the time of closure. Although the Company has no legal obligation to do so, it has undertaken to reclaim wellheads and other materials, none of which are classified as hazardous, that are being exposed through coastal erosion, and it is anticipated that these reclamation activities will continue for several more years. Additional expenditures may be required from time to time if erosion continues, although the Company does not expect such expenditures to be material. Additional expenditures may be necessary in the future to remove building foundations should the Company decide it is in the best interest of the Company to do so.

    Reclamation of the Company's two producing sulphur mines, Main Pass and Culberson, will be required upon the closure of those facilities, and a reserve account is being accumulated to cover this expense. The Company has also closed nine other sulphur mines, all of which have been reclaimed in accordance with applicable regulations and customary industry practices.

    In September 1997 the Company completed the salvage of its Grand Isle mine in the Gulf of Mexico, which was depleted in 1991, by converting it into an artificial reef for the enhancement of marine life. The reef was constructed at the request of the State of Louisiana as part of its "Rigs-to-Reefs" program through which the State and private industry are cooperating to provide useful marine habitats using offshore structures that are no longer needed for commercial activities. The Grand Isle reef is the first in shallow water and is the largest in the Gulf of Mexico. The reef was donated to the State of Louisiana, which has assumed all responsibility for its upkeep, although the Company will retain responsibility for any environmental liabilities that may arise from previous mining activities with respect to this site.

    Although the Company believes that its prior reclamation activities were carried out in compliance with then applicable laws and regulations and that it is accruing adequate reserves to cover future reclamation costs, no assurance can be given that the Company will not incur materially greater reclamation costs than those anticipated.

EMPLOYEES


    As of September 30, 1997, Freeport Sulphur had 426 active employees. There are 402 employees working at the Company's mine sites and terminals, and 24 employees located at its New Orleans headquarters. None of the employees of Freeport Sulphur is represented by any union or covered by any collective bargaining agreement. The Company believes its employee relations are satisfactory.


    The Company also uses contract personnel to perform many of the technical tasks customarily conducted by Company employees at its Main Pass mine, which minimizes development costs and allows the Company to use its management staff to direct the efforts of both the sulphur mine and oil operations. Freeport Sulphur also receives financial, legal and administrative and other related services through an administrative services agreement with FMS. See "Risk Factors--Dependence on Management and Administrative Services."

LEGAL PROCEEDINGS

    The Company is involved from time to time in various legal proceedings of a character normally incident to its businesses. The Company believes that its potential liability in any such pending or threatened proceedings will not have a material adverse effect on the financial condition or results of operations of the Company. The Company, through FMS, maintains liability insurance to cover some, but not all, potential liabilities normally incident to the ordinary course of its businesses with such coverage limits as management deems prudent.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The following table sets forth certain information with respect to the Company's directors (the "Directors") and executive officers (the "Executive Officers").

               NAME                    AGE                           POSITION
----------------------------------     ---     -----------------------------------------------------
James R. Moffett..................     59      Co-Chairman of the Board
Rene L. Latiolais.................     55      Co-Chairman of the Board
Richard C. Adkerson...............     50      Vice Chairman of the Board
Robert M. Wohleber................     46      President, Chief Executive Officer and Director
John G. Amato.....................     53      General Counsel
J. Terrell Brown..................     57      Director
Thomas D. Clark, Jr...............     56      Director
B. M. Rankin, Jr..................     67      Director

    James R. Moffett has served as the Chairman of the Board of each of Freeport-McMoRan Copper & Gold Inc. ("FCX") and FTX for the last five years. Mr. Moffett has also served as Chief Executive Officer of FCX since July 1995. Mr. Moffett is also President Commissioner of P.T. Freeport Indonesia Company ("PTFI"), an operating subsidiary of FCX, and Co-Chairman of the Board of McMoRan Oil & Gas Co. ("MOXY"), an oil and gas exploration company.

    Rene L. Latiolais has served as Vice Chairman of the Board of FCX since 1994. Since 1993 Mr. Latiolais has also served as a Commissioner of PTFI. Mr. Latiolais currently serves as President and Chief Executive Officer of FTX and FRP. He is also a Director of FTX. Mr. Latiolais held the office of Chief Operating Officer of FTX until 1995, the office of Executive Vice President of FTX until 1993, and the office of Senior Vice President of FTX from 1987 until 1992.

    Richard C. Adkerson has served as President and Chief Operating Officer of FCX since April 1997. Mr. Adkerson has also served as Chief Financial Officer of FCX since 1994 and, prior to April 1997, served FCX as Executive Vice President. Mr. Adkerson is also Vice Chairman of the Board of FTX, Co-Chairman of the Board and Chief Executive Officer of MOXY and Chairman of the Board and Chief Executive Officer of FM Properties Inc. ("FMPO"), a real estate development company. From 1992 to 1995 Mr. Adkerson served as Senior Vice President and Chief Financial Officer of FTX. Mr. Adkerson also serves as a Director of Hi-Lo Automotive, Inc.

    Robert M. Wohleber has served as Senior Vice President of FRP and FTX since November 1996. From June 1994 to November 1996, Mr. Wohleber served as Vice President of FTX. He served as Vice President and Treasurer of FTX from May 1992 to June 1994 and served as Treasurer of FTX from May 1989 to May 1992. Mr. Wohleber was named a Senior Vice President of FCX in November 1997. He served as a Vice President of FCX from July 1994 to November 1997, as Vice President and Treasurer of FCX from July 1993 to June 1994, and as Treasurer of FCX from August 1990 to June 1993.

    John G. Amato has served as General Counsel of MOXY since 1994, and has also served as the General Counsel of FMPO since 1995. Prior to August 1995, Mr. Amato served as General Counsel of FTX and FCX. Mr. Amato currently provides legal and business advisory services to FTX and FCX under a consulting arrangement.

    J. Terrell Brown is Chairman of the Board of Directors and Chief Executive Officer of United Companies Financial Corporation ("United Companies"), a provider of non-traditional consumer and mortgage lending. He is also Chairman of the Board of Directors and Chief Executive Officer of each of United Companies' subsidiaries. He has served as a director and executive officer of United Companies since 1969 and was named Chief Executive Officer in 1985.

    Thomas D. Clark, Jr. has served as the Dean of E. J. Ourso College of Business Administration at Louisiana State University since 1995 and is the Ourso Distinguished Professor of Business. Prior to his current position, Mr. Clark held a variety of positions at Florida State University and the Air Force Institute of Technology, including Chairman of Information and Management Services and Director of the Center for Information Systems Research. Mr. Clark also serves as a director of Ocean Energy, Inc., an oil and gas exploration company.

    B. M. Rankin, Jr. is a private investor. Mr. Rankin has served as a Director of FTX since 1981, of MOXY since 1994 and of FCX since 1995.

    The Board of Directors consists of three classes, each serving a three-year term of office, with the members of one class being elected each year. Messrs. Brown and Latiolais are members of the class serving until the 1998 annual meeting of stockholders, Messrs. Clark and Wohleber are members of the class serving until the 1999 annual meeting of stockholders, and Messrs Adkerson, Moffet and Rankin are members of the class serving until the 2000 annual meeting of stockholders.

DIRECTOR COMPENSATION

    Each Director who is not an employee of the Company will be paid an annual director's fee of $15,000 and an attendance fee of $500 for each committee meeting attended. All Directors will be paid an attendance fee of $1,000 for each board meeting attended. Each Director will be reimbursed for reasonable out-of-pocket expenses incurred in attending board and committee meetings. Each Director who is not an employee of the Company will also be eligible to receive options to purchase shares of Common Stock under the terms of the Director Plan described below.

COMMITTEES OF THE BOARD OF DIRECTORS

    The Company's Board of Directors has established an Audit Committee and a Corporate Personnel Committee (the "Compensation Committee"). The Audit Committee is responsible for reviewing the Company's financial statements and annual audit and meeting with the Company's independent public accountants to review the Company's internal controls and financial management practices. The members of the Audit Committee are Messrs. Brown, Clark and Rankin.

    The Compensation Committee is responsible for recommending to the Board of Directors compensation for the Company's key employees, including its Executive Officers, and administering the Company's incentive plans and performing such other similar functions as may be assigned by the Board of Directors. The members of the Compensation Committee are Messrs. Brown and Clark.

EXECUTIVE COMPENSATION

    The Company was not incorporated until August 26, 1997, and therefore did not have any Executive Officers or employees during the year ended December 31, 1996. The future compensation and employment arrangements of the Company's Executive Officers and employees will be determined by the Board of Directors and the Compensation Committee.

    The services of the Executive Officers who are not employed by the Company will be provided to the Company by FMS under a management services agreement. The Company will reimburse FMS at FMS' cost, including allocated overhead, for such services. Such Executive Officers will be compensated exclusively by FMS for their services to the Company. Those Executive Officers who are also employees of FMS are eligible to participate in certain FMS employee benefit plans and programs. The total costs to FMS for such Executive Officers, including the costs borne by FMS with respect to such plans and programs, will be allocated to the Company, to the extent practicable, in proportion to the time spent by such Executive Officers on Company affairs. No other payment will be made by the Company to FMS for providing such compensation and benefit plans and programs to such Executive Officers.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The members of the Company's Compensation Committee are Messrs. Brown and Clark, neither of whom has ever been an officer or employee of the Company, nor has or has had any other significant relationship with the Company. No Executive Officer of the Company serves as a director or member of the compensation committee of another entity, one of whose executive officers will serve as a Director or on the Compensation Committee of the Company.

THE EMPLOYEE BENEFITS AGREEMENT

    The Company, FTX and FRP have entered into the Employee Benefits Agreement to provide for the transfer of assets and liabilities pertaining to certain employee benefit plans maintained by FTX for the benefit of FTX employees who have in the past provided services to FRP in connection with the FRP Transferred Businesses and to provide for the compensation and benefits of those employees who will become employees of the Company (the "Transferred Employees"). In accordance with the terms of the Employee Benefits Agreement, the Company will sponsor qualified and non-qualified defined contribution and defined benefit pension plans that initially will have substantially the same provisions as the FTX pension plans and will provide credit for prior FTX service. All liabilities under the FTX pension plans with regard to the Transferred Employees will be transferred to the Company's plans. Assets sufficient to fund the transferred qualified plan liabilities will be transferred from the FTX plans to the comparable Company plans, and assets sufficient to fund the transferred non-qualified plan liabilities will be transferred from FTX to the Company.

    The Company will establish new welfare benefit plans, such as medical, dental, life insurance, disability and sick leave plans, which will credit Transferred Employees with prior service at FTX and will credit items such as deductibles, limits and usage of and by Transferred Employees under similar FTX plans. FTX will pay the Company an actuarially-determined amount to cover the costs of post-retirement medical benefits for Transferred Employees. The Company will assume responsibility for all claims made after the Merger by Transferred Employees on sickness, disability or other leaves of absence. FTX will retain liability for retiree medical benefits for employees who retired prior to the Merger, but the Company has agreed to reimburse FTX quarterly for a portion of those expenses for former employees who provided services primarily for the Transferred Businesses. In addition, the Company will reimburse FTX for claims and premiums related to COBRA coverage for certain employees who lose medical coverage as a result of the Merger and related transactions.

    Pursuant to the Employee Benefits Agreement, each outstanding stock option, stock appreciation right, and stock incentive unit relating to FTX Common Stock that has been granted under an FTX stock option or stock incentive plan and that is held by any person other than an employee of IGL or the IMC-Agrico joint venture (collectively, the "FTX Awards") will be converted into an adjusted FTX stock option, stock appreciation right, or stock incentive unit, respectively (an "Adjusted FTX Award"), and a new non-qualified option to purchase Common Stock (a "Company Option") under the Company's Adjusted Stock Award Plan described below. Thus, after the FTX Stockholder Distribution, each holder of an FTX Award will hold an Adjusted FTX Award and a Company Option. The number of shares of FTX Common Stock subject to the Adjusted FTX Award will be the same as the number of shares of FTX Common Stock subject to the related FTX Award, and the number of shares of Common Stock subject to the Company Option will be the number of shares of Common Stock that a holder of record of the number of shares of FTX Common Stock subject to the related FTX Award would be eligible to receive in the FTX Stockholder Distribution.

    If the FTX Award that is converted contains a "tax-offset" payment right feature, the Company Option derived from such FTX Award will relate to a number of shares of Common Stock determined as described above multiplied by a factor of 1.6556. No Company Option will contain a "tax-offset" payment right feature. Each Company Option will, however, have in-tandem "limited rights" equal in number to the number of shares of Common Stock subject to such Company Option.

    The exercise price of each FTX Award will be allocated between the Adjusted FTX Award and the Company Option based on the relative fair market values of FTX Common Stock and Common Stock at the time of the Merger. Each Company Option and each Adjusted FTX Award will have the same exercisability terms, remaining duration and change of control provisions as the FTX Award from which it was derived.

    In connection with the Merger, each outstanding Adjusted FTX Award, whether a stock option, stock appreciation right or stock incentive unit, will, in effect, be converted into an IGL stock option, stock appreciation right or stock incentive unit, respectively.

    In accordance with the terms of the Employee Benefits Agreement, FTX will calculate, as of the date of the FTX Stockholder Distribution, its liability under various non-qualified incentive plans in respect of the deferred compensation of the Transferred Employees. In consideration of a cash payment by FTX to the Company in an amount equal to such accrued liability, the Company will assume such liability in respect of the Transferred Employees. Similarly, FTX shall determine the total amount of cash bonus payments that it would have made to the Transferred Employees as a group under non-qualified incentive plans for 1997, and, in consideration of a cash payment by FTX to the Company in an amount equal thereto, the Company will assume the payment of such amounts to the Transferred Employees as soon as feasible after 1997 in accordance with procedures it may later establish for payment of cash incentives to its employees.

STOCK OPTION PLANS


    COMPANY ADJUSTED STOCK AWARD PLAN



    The Company has adopted the Freeport-McMoRan Sulphur Inc. Adjusted Stock Award Plan (the "Company Adjusted Stock Award Plan"). The purpose of the Company Adjusted Stock Award Plan is to provide for the issuance of the Company Options as described under "The Employee Benefits Agreement" above. No other awards will be made under the Company Adjusted Stock Award Plan.


    The maximum number of shares of Common Stock in respect of which stock options may be granted under the Company Adjusted Stock Award Plan is expected to be approximately 450,000, and will be determined in accordance with the conversion procedures described under "The Employee Benefits Agreement" above. No individual will be granted awards under the Company Adjusted Stock Award Plan with respect to more than 200,000 shares of Common Stock. The shares of Common Stock to be delivered under the Company Adjusted Stock Award Plan will be made available from the authorized but unissued shares of Common Stock or from treasury shares.

    The Company Adjusted Stock Award Plan will be administered by the Compensation Committee, upon which no Director who is an officer of the Company may serve. Current and former employees, officers and directors of FTX who hold FTX Awards at the Effective Time of the Merger are eligible to receive stock options under the Company Adjusted Stock Award Plan. It is estimated that approximately 180 persons will receive stock options under the Company Adjusted Stock Award Plan pursuant to the conversion of FTX Awards described above.

    Stock options granted under the Company Adjusted Stock Award Plan will have the terms described under "The Employee Benefits Agreement" above. If the Compensation Committee determines that any dividend or other distribution (whether in the form of cash, securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of shares, issuance of warrants or other rights to purchase securities of the Company, or other similar corporate transaction or event affects the Common Stock such that an adjustment is appropriate to prevent dilution or enlargement of the benefits intended under the Company

Adjusted Stock Award Plan, then the Compensation Committee has discretion to (i) adjust the number and type of shares (or other securities or property) with respect to which options may be granted, (ii) make equitable adjustments in the number and kind of shares (or other securities or property) subject to outstanding stock options and the respective exercise prices thereof and (iii) if appropriate, provide for the payment of cash to a participant.

    The Company Adjusted Stock Award Plan may be amended at any time by the Board of Directors, except that stockholder approval will be required if determined by the Compensation Committee to be necessary or advisable in order to comply with any tax or regulatory requirement.

    The federal income tax consequences of the stock options are described below under "--Federal Income Tax Consequences."

    The following table sets forth information with respect to the stock options anticipated to be granted under the Company Adjusted Stock Award Plan, to (i) each of the Executive Officers, (ii) all Executive Officers as a group, (iii) each of the Directors who is not an Executive Officer, (iv) all Directors who are not Executive Officers as a group and (v) all employees of the Company, including all officers who are not Executive Officers as a group, based on the number of FTX Awards held by each of them as of October 31, 1997 and assuming that each share of FTX Common Stock converted in the Merger will entitle the holder to receive 0.2123 of a share of Common Stock. No associate of any Director or Executive Officer is anticipated to be eligible to participate in the Company Adjusted Stock Award Plan. Other than the persons identified in the following table, no person is anticipated to receive more than 5% of the awards anticipated to be granted under the Company Adjusted Stock Award Plan. Each option will be immediately exercisable in full and will have a term equal to the remaining term of the FTX Award. Each stock option is granted in conjunction with a limited right, the terms of which are as described under "--1997 Stock Option Plan" below.

                          NEW PLAN BENEFITS UNDER THE
                       COMPANY ADJUSTED STOCK AWARD PLAN

                                                            NUMBER OF SHARES UNDERLYING       PERCENT OF TOTAL
                                                             OPTIONS ANTICIPATED TO BE     OPTIONS ANTICIPATED TO
NAME AND POSITION                                                     GRANTED              BE GRANTED TO EMPLOYEES
--------------------------------------------------------  -------------------------------  -----------------------
James R. Moffett, Co-Chairman of the Board..............                74,897                        16.9%
Rene L. Latiolais, Co-Chairman of the Board.............                96,227                        21.8%
Richard C. Adkerson, Vice Chairman of the Board.........                23,609                         5.3%
Robert M. Wohleber, President, Chief Executive Officer                   9,431                         2.1%
 and Director...........................................
John G. Amato, General Counsel..........................                14,747                         3.3%
J. Terrell Brown, Director..............................                    --                           --
Thomas D. Clark, Jr., Director..........................                    --                           --
B.M. Rankin, Jr., Director..............................                 3,711                        *
Executive Officer Group.................................               218,911                        49.5%
Non-Executive Officer Director Group....................                 3,711                        *
Non-Executive Officer Employee Group....................               219,615                        49.7%

------------------------

*   Less than 1%.
                            ------------------------


    1997 STOCK OPTION PLAN FOR NON-EMPLOYEE DIRECTORS


    The Company has adopted the Freeport-McMoran Sulphur Inc. 1997 Stock Option Plan for Non-Employee Directors (the "Director Plan"). The purpose of the Director Plan is to align more closely the interests of the Company's non-employee Directors with those of the Company's stockholders by providing for the automatic grant of stock options to such Directors in accordance with the terms of the Director Plan.

    The maximum number of shares of Common Stock in respect of which options may be granted under the Director Plan is 75,000. The shares of Common Stock to be delivered under the Director Plan will be made available from the authorized but unissued shares of Common Stock or from treasury shares.

    Except for determinations with respect to the transferability of options, which will be made by the Compensation Committee, the Director Plan will be administered by the Board of Directors.

    All Directors who are not employees of the Company or a subsidiary will be "Eligible Directors" under the Director Plan. There will initially be three Eligible Directors. Each Eligible Director will be granted an option to purchase 5,000 shares of Common Stock upon the Distributions and an option to purchase 1,000 shares on May 1 of each year that the Director Plan is in effect.

    Options granted under the Director Plan will be non-qualified options. The exercise price of options granted under the Director Plan will be 100% of the fair market value of the underlying shares of Common Stock on the date of grant. Each option becomes exercisable in 25% annual increments beginning on the first anniversary of the date of grant, and will have a term of 10 years. Upon termination of Board service, except in the case of death or retirement, an option may be exercised, to the extent exercisable at the time of termination of Board service, for a period of three months, but no later than the expiration date of the option. Upon death or retirement from service as a Director, a Director's options that were exercisable on the date of death or retirement or could have become exercisable within one year after such date will remain exercisable until the earlier of (i) in the case of death, the first anniversary of the date of death, or in the case of retirement, the third anniversary of the date of such retirement or (ii) the expiration date of the option. An option will become exercisable in full upon a change of control of the Company, as defined in the Director Plan.

    The option exercise price may be satisfied in cash or by delivering shares of Common Stock owned by the optionee.

    If the Board determines that any dividend or other distribution (whether in the form of cash, securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of shares or other securities of the Company, issuance of warrants or other rights to purchase securities of the Company, or other similar corporate transaction or event affects the Common Stock such that an adjustment is appropriate to prevent dilution or enlargement of the benefits intended under the Director Plan, then the Board has discretion to (i) adjust the number and type of shares (or other securities or property) with respect to which options may be granted, (ii) make equitable adjustment in the number and kind of shares (or other securities or property) subject to outstanding stock options and the respective exercise prices thereof and (iii) if appropriate, provide for the payment of cash to a participant. In the event the Company is merged or consolidated into or with another corporation in a transaction in which the Company is not the survivor, or in the event that substantially all of the Company's assets are sold to another entity not affiliated with the Company, any holder of an option, whether or not then exercisable, will be entitled to receive (unless the Company takes such alternative action as may be necessary to preserve the economic benefit of the option for the optionee) on the effective date of any such transaction, in cancellation of such option, an amount in cash equal to the excess, if any, of the fair market value on the effective date of any such transaction of the shares underlying such option over the aggregate exercise price thereof.

    The Director Plan may be amended or terminated at any time by the Board of Directors, except that no amendment will be made without stockholder approval if stockholder approval is deemed necessary to comply with regulatory requirements.

    The federal income tax consequences of the stock options are described below under "--Federal Income Tax Consequences."

    1997 STOCK OPTION PLAN


    The Company has adopted the Freeport-McMoRan Sulphur Inc. 1997 Stock Option Plan (the "Stock Plan"). The purpose of the Stock Plan is to motivate and reward key personnel by giving them a proprietary interest in the Company's success.

    Awards under the Stock Plan will be made by the Compensation Committee. The Compensation Committee has full power and authority to designate participants, set the terms of awards and to make any determinations necessary or desirable for the administration of the Plan.

    Those persons eligible to participate in the Stock Plan are: (a) officers and key employees of the Company and its existing or future subsidiaries, (b) officers and employees of any entity with which the Company has contracted to receive executive, management or legal services and who provide services to the Company or a subsidiary under such arrangement, (c) any consultant or advisor to the Company, a subsidiary or an entity with which the Company has contracted to receive executive, management or legal services and who provides services to the Company or a subsidiary under such arrangement and (d) any person who has agreed in writing to become eligible to participate within 30 days. A subsidiary is defined as (i) a corporation or other entity in which the Company possesses directly or indirectly equity interests representing at least 50% of the voting power or 50% of the total value of all classes of equity interests of such corporation or other entity and (ii) any other entity in which the Company has a direct or indirect economic interest that is designated as a subsidiary by the Compensation Committee. The Compensation Committee may delegate to certain Executive Officers of the Company the power to make awards to eligible persons who are not Executive Officers or Directors, subject to limitations to be established by the Compensation Committee. It is anticipated that the Compensation Committee's determinations of which eligible individuals will be granted awards and the terms thereof will be based on each individual's present and potential contribution to the success of the Company and its subsidiaries. It is estimated that approximately fifty persons will be granted awards under the Stock Plan.

    The maximum number of shares of Common Stock with respect to which awards payable in shares of Common Stock may be granted under the Stock Plan is 1,000,000, plus, to the extent authorized by the Board, the number of shares reacquired by the Company in the open market or in private transactions for an aggregate price no greater than the cash proceeds received by the Company from the exercise of Stock Plan options. Grants of stock appreciation rights, limited rights and other stock-based awards not granted in tandem with options and payable only in cash may relate to no more than 1,000,000 shares. No individual may receive in any year awards under the Stock Plan that relate to more than 200,000 shares of Common Stock. Shares subject to awards that are forfeited or canceled will again be available for award. In addition, to the extent that shares are delivered to pay the exercise price of options or are delivered or withheld by the Company in payment of the withholding taxes relating to an award under the Stock Plan, the number of shares withheld or delivered will again be available for grant under the Stock Plan. The shares to be delivered under the Stock Plan will be made available from the authorized but unissued shares of Common Stock or from treasury shares.

    Stock options, stock appreciation rights, limited rights, and other stock-based awards may be granted under the Stock Plan in the discretion of the Compensation Committee. Options granted under the Stock Plan may be either non-qualified or incentive stock options. Only employees of the Company and its subsidiaries will be eligible to receive incentive stock options. Stock appreciation rights and limited rights may be granted in conjunction with or unrelated to other awards and, if in conjunction with an outstanding option or other award, may be granted at the time of such award or thereafter, at the exercise price of such other award. The Compensation Committee has discretion to fix the exercise price of such options at a price not less than 100% of the fair market value of the underlying Common Stock at the time of grant thereof (or at the time of grant of the related award in the case of a stock appreciation right or limited right granted in conjunction with an outstanding award), except that this limitation on the Compensation Committee's discretion does not apply in the case of awards granted in substitution for outstanding awards previously granted by an acquired company or a company with which the Company combines. The

Compensation Committee has broad discretion as to the terms and conditions upon which options and stock appreciation rights are exercisable, but under no circumstances will an option, a stock appreciation right or a limited right have a term exceeding 10 years.

    The option exercise price may be satisfied in cash, or in the discretion of the Compensation Committee, by exchanging Common Stock owned by the optionee or by a combination of cash and Common Stock. The ability to pay the option exercise price in Common Stock would permit an optionee to engage in a series of successive stock-for-stock exercises of an option (sometimes referred to as "pyramiding") and thereby fully exercise an option with little or no cash investment; however, it is expected that the Compensation Committee's policy will be to require any stock tendered in payment of the exercise price to be in certificated form and to have been held by the exercising optionee for such time as is sufficient to avoid any adverse accounting consequences to the Company resulting from the permitting of stock-for-stock exercises.

    Upon the exercise of a stock appreciation right with respect to Common Stock, a participant would be entitled to receive, for each such share subject to the right, the excess of the fair market value of such shares on the date of exercise over the exercise price of such right. The Compensation Committee has the authority to determine whether the value of a stock appreciation right is paid in cash or Common Stock or a combination thereof.

    Limited rights generally are exercisable only during a period beginning not earlier than one day and ending not later than 90 days after the expiration date of any tender offer, exchange offer or similar transaction that results in any person or group becoming the beneficial owner of more than 40% of all classes and series of the Company's stock outstanding, taken as a whole that have voting rights with respect to the election of directors of the Company (not including shares of preferred stock which may be issued in the future that have the right to elect directors only if the Company fails to pay dividends). Upon the exercise of a limited right granted under the Stock Plan, a participant would be entitled to receive, for each share of Common Stock subject to such right, the excess, if any, of the highest price paid in or in connection with such transaction over the grant price of the limited right.

    The Stock Plan also authorizes the Compensation Committee to grant to participants awards of Common Stock and other awards that are denominated in, payable in, valued in whole or in part by reference to, or are otherwise based on the value of, Common Stock ("Other Stock-Based Awards"). The Compensation Committee has discretion to determine the participants to whom Other Stock-Based Awards are to be made, the times at which such awards are to be made, the size of such awards, the form of payment, and all other conditions of such awards, including any restrictions, deferral periods or performance requirements. The terms of the Other Stock-Based Awards will be subject to such rules and regulations as the Compensation Committee determines.

    Any award under the Stock Plan may provide that the participant has the right to receive currently or on a deferred basis dividends or dividend equivalents or other cash payments in addition to or in lieu of such awards, all as the Compensation Committee determines.

    If the Compensation Committee determines that any dividend or other distribution (whether in the form of cash, securities or other property), recapitalization, stock split, reverse stock split reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of shares or other securities of the Company, issuance of warrants or other rights to purchase securities of the Company, or other similar corporate transaction or event affects the Common Stock such that an adjustment is appropriate to prevent dilution or enlargement of the benefits intended under the Stock Plan, then the Compensation Committee has discretion to (i) adjust the number and kind of shares that may be the subject of future awards under the Stock Plan, (ii) make equitable adjustment in the number and kind of shares (or other securities or property) subject to outstanding awards and the respective grant or exercise prices thereof and (iii) if appropriate, provide for the payment of cash to a participant.

    The Stock Plan may be amended or terminated at any time by the Board of Directors, except that no amendment may be made without stockholder approval if such approval is determined by the Compensation Committee to be necessary or advisable in order to comply with any tax or regulatory requirement, including any approval requirement that is necessary to qualify awards as "performance-based" compensation under Section 162(m) of the Code.

    The grant of awards under the Stock Plan is entirely in the discretion of the Compensation Committee. The Compensation Committee has not yet made a determination as to the awards to be granted under the Stock Plan.


    FEDERAL INCOME TAX CONSEQUENCES


    An optionee will not recognize any income for federal income tax purposes upon the grant of a non-qualified stock option, nor will the Company normally realize any deduction for federal income tax purposes at the time of grant. When an optionee exercises a non-qualified option, the difference between the exercise price and any higher fair market value of the Common Stock on the date of exercise will be ordinary income to the optionee (subject to withholding) and will generally be allowed as a deduction at that time for federal income tax purposes to the Company.

    Any gain or loss realized by an optionee on disposition of the Common Stock acquired upon exercise of a non-qualified option will generally be capital gain or loss to the optionee, long-term or short-term depending on the holding period, and will not result in any additional federal income tax consequences to the Company. The optionee's basis in the Common Stock for determining gain or loss on the disposition will be the fair market value of the Common Stock determined generally at the time of exercise.

    When an optionee exercises an incentive stock option while employed by the Company or a subsidiary or within three months (one year for disability) after termination of employment by reason of retirement or death, no ordinary income will be recognized by the optionee at that time, but the excess (if any) of the fair market value of the Common Stock acquired upon such exercise over the option price will be an adjustment to taxable income for purposes of the federal alternative minimum tax applicable to individuals. If the Common Stock acquired upon exercise of the incentive stock option is not disposed of prior to the expiration of one year after the date of acquisition and two years after the date of grant of the option, the excess (if any) of the sale proceeds over the aggregate option exercise price of such Common Stock will be long-term capital gain, but the Company will not be entitled to any tax deduction with respect to such gain. Generally, if the Common Stock is disposed of prior to the expiration of such periods (a "Disqualifying Disposition"), the excess of the fair market value of such Common Stock at the time of exercise over the aggregate option exercise price (but not more than the gain on the disposition if the disposition is a transaction on which a loss, if realized, would be recognized) will be ordinary income at the time of such Disqualifying Disposition (and the Company will generally be entitled to a federal income tax deduction in a like amount). Any gain realized by the optionee as the result of a Disqualifying Disposition that exceeds the amount treated as ordinary income will be capital in nature, long-term or short-term depending on the holding period. If an incentive stock option is exercised more than three months (one year for disability) after termination of employment, the federal income tax consequences are the same as described above for non-qualified stock options.

    If the exercise price of an option is paid by the surrender of previously owned shares, the basis of the previously owned shares carries over to the shares received in replacement therefor. If the option is a non-qualified option, the income recognized on exercise is added to the basis. If the option is an incentive stock option, the optionee will recognize gain if the shares surrendered were acquired through the exercise of an incentive stock option and have not been held for the applicable holding period. This gain will be added to the basis of the shares received in replacement of the previously owned shares.

    Awards that are granted, accelerated or enhanced upon the occurrence of a change of control may give rise, in whole or in part, to excess parachute payments within the meaning of Section 280G of the Code to the extent that such payments, when aggregated with other payments subject to Section 280G, exceed the limitations contained therein. Such excess parachute payments will be nondeductible to the Company and subject the recipient of the payments to a 20% excise tax.

    If permitted by the Compensation Committee, at any time that a participant is required to pay to the Company the amount required to be withheld under applicable tax laws in connection with the exercise of a stock option or the issuance of Common Stock, the participant may elect to have the Company withhold from the shares that the participant would otherwise receive shares of Common Stock having a value equal to the amount to be withheld. This election must be made prior to the date on which the amount of tax to be withheld is determined.

    The foregoing discussion summarizes the federal income tax consequences of stock options that may be granted under the Company Adjusted Stock Award Plan, the Directors Plan and the Stock Plan, based on current provisions of the Code, which are subject to change. This summary does not cover any foreign, state or local tax consequences or participation in such plans.


    RETIREMENT BENEFIT PROGRAM


    The Company has adopted a retirement benefit program. Under the program, each participant, including Executive Officers, is entitled to benefits based upon the sum of his starting account balance, annual benefit credits and annual interest credits allocated to his "account." The starting account balance is equal to the value of the participant's accrued benefit under FTX's plan at the time of the FTX Stockholder Distribution. The annual benefit credit consists of two parts: (1) 4% of the participant's earnings for the year in excess of the social security wage base for the year; and (2) a percentage of the participant's total earnings for the year. The percentage of total earnings is determined as follows:

    - 15%, if as of January 1, 1997, the participant's age plus service totaled 65 or more, he was at least 50 years old and had at least 10 years of service;

    - 10%, if as of January 1, 1997, the participant's age plus service totaled 55 or more, he had at least 10 years of service, and he did not meet the requirements for a 15% allocation;

    - 7%, if as of January 1, 1997, the participant's age plus service totaled 45 or more, he had at least 5 years of service, and he did not meet the requirements for a greater allocation;

    - 4%, if the participant did not meet the requirements for a greater allocation.

    The annual interest credit is equal to the account balance at the end of the prior year multiplied by the annual yield on 10-year U.S. Treasury securities on the last day of the preceding year. Interest credits stop at the end of the year in which the participant reaches age 60. Upon retirement a participant's account balance is payable either in a lump sum or an annuity, as selected by the participant. A participant's "earnings" are comprised of annual base salary, plus a percentage of certain bonuses, which percentage is the lesser of 50% or the percentage of the bonus not deferred. Years of service include not only years with the Company but also any years with FTX and FRP and any of their predecessors.

    Benefits payable to a participant under the FTX retirement benefit program under which participants in the Company's plan have previously participated were at one time determined primarily by such individual's final average compensation and years of service. The Company's retirement benefit program does not incorporate this design. However, if a participant's age plus service equaled 65 or more as of January 1, 1997, and as of that date the participant had both attained age 50 and had at least 10 years of service, the participant is "grandfathered" into a benefit of no less than the benefit under the former FTX retirement benefit formula based on years of service and final average earnings.

    Currently no Executive Officers are participating in this program.

                             PRINCIPAL STOCKHOLDERS

    None of the individuals serving as a Director or Executive Officer of the Company currently owns any shares of Common Stock, all of which currently are owned by FRP. The Directors and Executive Officers will receive shares of Common Stock in respect of shares of FTX Common Stock and FRP units of partnership interest held by them at the time of the Distributions. In addition, the Company has agreed to issue to the Directors and Executive Officers and other holders of stock options, stock appreciation rights and other similar stock-based awards granted under certain FTX benefit plans options to purchase Common Stock under the Company Adjusted Stock Award Plan described above.

    The following table sets forth certain information regarding the number of shares of Common Stock expected to be beneficially owned by (i) each of the Directors and Executive Officers; (ii) all Directors and Executive Officers as a group and (iii) each person expected to own more than 5% of the outstanding Common Stock, immediately after the Distributions, determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934 (the "1934 Act"). In calculating the number of shares, it is assumed that each share of FTX Common Stock converted in the Merger will entitle the holder to receive 0.2123 of a share of Common Stock. Except as otherwise noted, each of the individuals will have sole voting and investment power with respect to such Common Stock.

                                                                                NUMBER OF SHARES
                                                                                ANTICIPATED TO BE
                                                                                  BENEFICIALLY     PERCENTAGE
                                     NAME                                           OWNED(1)        OF CLASS
------------------------------------------------------------------------------  -----------------  -----------
James R. Moffett..............................................................       77,501(2)(3)       *
Rene L. Latiolais.............................................................       43,241(2)(4)       *
Richard C. Adkerson...........................................................        9,985(2)(5)       *
Robert M. Wohleber............................................................        2,684             *
John G. Amato.................................................................       41,468(6)          *
J. Terrell Brown..............................................................           --            --
Thomas D. Clark, Jr...........................................................           --            --
B.M. Rankin, Jr. .............................................................       36,182(7)          *
All Directors and Executive Officers as a Group...............................      211,061(8)        2.0%
Wellington Management Company, L.L.P. ........................................    1,307,680           12.6%
 75 State Street
 Boston, Massachusetts 02109
Merrill Lynch & Co., Inc. ....................................................      797,413           7.7%
 World Financial Center, North Tower
 250 Vesey Street
 New York, New York 10281

------------------------

*   Less than 1%.

(1) Includes shares that would be acquired within sixty days after October 31, 1997, upon the exercise of outstanding FTX stock options or Company stock options to be granted pursuant to the Company Adjusted Stock Option Plan as follows: Mr. Moffett, 18,840 shares; Mr. Latiolais, 30,827 shares; Mr. Adkerson, 7,678 shares; Mr. Wohleber, 2,684 shares; Mr. Amato, 14,455 shares; Mr. Rankin, 2,822 shares; all Directors and Executive Officers as a group, 74,484 shares.

(2) Includes shares held by the trustee under FTX's Employee Capital Accumulation Program as of October 31, 1997 as follows: Mr. Moffett, 917 shares; Mr. Latiolais, 639 shares and Mr. Adkerson, 178 shares.

(3) Includes 9,614 shares held for the benefit of three trusts with respect to which Mr. Moffett, as co-trustee, shares voting and investment power, but as to which he disclaims beneficial ownership.

(4) Includes 58 shares held by custodian of reinvestment plan for the benefit of Mr. Latiolais.

(5) Includes 52 shares held in a retirement trust for the benefit of Mr.
    Adkerson.

(6) Includes 54 shares held in a retirement trust for the benefit of Mr. Amato; 3 shares held in a retirement trust for the benefit of Mr. Amato's wife; 617 shares held for trusts with respect to which Mr. Amato, as trustee, has sole voting and investment power but as to which he disclaims beneficial ownership and 17,151 shares held for the benefit of trusts with respect to which Mr. Amato, as co-trustee, shares voting and investment power but as to which he disclaims beneficial ownership.

(7) Includes 12,281 shares with respect to which Mr. Rankin has sole voting and investment power under a power of attorney but as to which he disclaims beneficial ownership.

(8) Includes the 41,544 shares discussed in footnotes (2) through (7) above.
                            ------------------------

                              CERTAIN TRANSACTIONS

    FRP and the Company are parties to the Distribution Agreement and the Employee Benefits Agreement, which are discussed elsewhere in this Prospectus. See "The Merger and the Distributions" and "Management--Employee Benefits Agreement." At the time these agreements were negotiated and executed, the Company was a wholly-owned subsidiary of FRP.

    Prior to 1996, the Company received certain management and administrative services from FTX. Beginning in 1996, FMS began providing these services under a Management Services Agreement that was negotiated and executed when FMS was an affiliate of FTX and FRP, and the Company was a wholly-owned subsidiary of FRP. Subsequent to the Distributions, FMS will be 25% owned by the Company. Pursuant to these arrangements, the Company paid FTX $8.8 million and $15.9 million (including $7.0 million for stock appreciation right costs) for fiscal 1994 and 1995, respectively, and in 1996 paid FMS and FTX $6.7 million and $2.0 million, respectively.

    IMC-Agrico and the Company are parties to the Sulphur Supply Agreement. At the time this agreement was negotiated and executed, the Company was a wholly-owned subsidiary of FRP, which currently owns a 41.45% interest in IMC-Agrico. For fiscal 1994, 1995 and 1996, payments from IMC-Agrico represented 58%, 54% and 54% of the Company's total revenues, respectively.

    Prior to January 1, 1997, the Main Pass operations were managed by Freeport-McMoRan Oil and Gas Company ("FMOG"), an affiliate of FRP and FTX. For fiscal 1994, 1995 and 1996, the Company paid FMOG $0.8 million, $0.9 million and $1.0 million, respectively, for management services provided pursuant to this arrangement. Since January 1, 1997, the Main Pass operations have been managed by FRP and, after the Distributions, will be managed by the Company.

    Management believes that the terms of all of these agreements are, and expects that the terms of all future agreements with affiliates will be, on terms no less favorable to the Company than those that could be obtained in an arm's-length transaction with an unaffiliated party.

                          DESCRIPTION OF CAPITAL STOCK

    The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, $.01 par value per share, and 50,000,000 shares of preferred stock, $.01 par value per share (the "Preferred Stock"). Upon completion of the Distributions, approximately 10,346,578 shares of Common Stock will be outstanding, and no shares of Preferred Stock will be outstanding. Prior to the Distributions, there has been no public market for the Common Stock. Although application has been made to have the Common Stock listed on the NYSE, there can be no assurance that a market for the Common Stock will develop or, if developed, will be sustained. See "Risk Factors--Absence of Trading Market." The following summary description of the capital stock of the Company is qualified in its entirety by reference to the Company's Certificate of Incorporation ("Certificate") and By-laws, copies of which are filed as exhibits to the Registration Statement of which this Prospectus forms a part.

COMMON STOCK

    Each holder of Common Stock is entitled to one vote for each share of Common Stock held of record on all matters as to which stockholders are entitled to vote and stockholders may not cumulate votes for the election of directors. Subject to any preferences accorded to the holders of the Preferred Stock, if and when issued by the Board of Directors, holders of Common Stock are entitled to dividends at such times and in such amounts as the Board of Directors may determine. The Company does not intend to pay dividends for the foreseeable future. See "Dividend Policy." Upon the dissolution, liquidation or winding up of the Company, after payment of debts, expenses and the liquidation preference plus any accrued dividends on any outstanding shares of Preferred Stock, the holders of Common Stock will be entitled to receive all remaining assets of the Company ratably in proportion to the number of shares held by them. Holders of Common Stock have no preemptive, subscription or conversion rights and are not subject to further calls or assessments, or rights of redemption by the Company. The shares of Common Stock being distributed in the Distributions will be validly issued, fully paid and nonassessable.

PREFERRED STOCK

    The Company's Board of Directors has the authority, without approval of the stockholders, to issue shares of Preferred Stock in one or more series and to fix the number of shares and rights, preferences and limitations of each series. Among the specific matters that may be determined by the Board of Directors are the dividend rights, the redemption price, if any, the terms of a sinking fund, if any, the amount payable in the event of any voluntary liquidation, dissolution or winding up of the affairs of the Company, conversion rights, if any, and voting powers, if any.

    The existence of authorized but unissued Common Stock and undesignated Preferred Stock may enable the Board of Directors to make more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise. If, in the exercise of its fiduciary responsibilities, the Board of Directors were to determine that a takeover proposal was not in the Company's best interest, such shares could be issued by the Board of Directors without stockholder approval in one or more transactions that might prevent or make more difficult or costly the completion of the takeover transaction by diluting the voting or other rights of the proposed acquiror or insurgent stockholder group, by creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent Board of Directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. The Company's Certificate grants the Board of Directors broad power to establish the rights and preferences of the authorized and unissued Preferred Stock, one or more series of which could be issued entitling holders (i) to vote separately as a class on any proposed merger or consolidation, (ii) to cast a proportionately larger vote together with the Common Stock on any such transaction or for all purposes,
(iii) to elect directors having terms of office or voting rights greater than those of other directors, (iv) to convert Preferred Stock into a greater number of shares of Common Stock or other securities, (v) to demand redemption at a specified price under prescribed circumstances related to a change of control or
(vi) to exercise other rights that could have the effect of impeding a takeover. The issuance of shares of Preferred Stock pursuant to the Board of Directors' authority described above may adversely effect the rights of holders of the Common Stock.

    In addition, certain other charter provisions that are described below may have the effect, either alone, in combination with each other, or combined with the existence of authorized but unissued capital stock, of making more difficult or discouraging an acquisition of the Company deemed undesirable by the Board of Directors.

CERTAIN CHARTER AND BY-LAW PROVISIONS


    CLASSIFIED BOARD OF DIRECTORS


    The Company's Certificate and By-laws divide the members of the Board of Directors into three classes, with each class to be as nearly equal in number of directors as possible, serving staggered three-year terms.


    SIZE OF THE BOARD OF DIRECTORS; REMOVAL OF DIRECTORS; FILING OF VACANCIES ON
     THE BOARD OF DIRECTORS


    The Company's Certificate and By-laws provide that the number of directors shall be fixed from time to time by the Board of Directors, but shall not be fewer than the number required by Delaware law. Under the Company's Certificate, a vote of 80% of the outstanding shares of capital stock entitled to vote generally in an election of directors (the "Voting Stock") is required to remove a director, and a director may only be so removed for cause involving fraud or a violation of the duty of loyalty as determined by a final judgment of a court of competent jurisdiction. The Certificate also provides that a newly created directorship resulting from an increase in the number of directors may only be filled by the Board of Directors and any vacancies on the Board of Directors resulting from death, resignation, removal or other cause may be filled only by the affirmative vote of both (a) a majority of the remaining directors then in office and (b) a majority of all Continuing Directors (defined below), voting as a separate group. In addition, these provisions specify that any director elected to fill a vacancy on the Board of Directors will serve for the remainder of the full term of the class of directors in which the new directorship was created or in which the vacancy occurred.


    STOCKHOLDER ACTION BY UNANIMOUS CONSENT


    Under Delaware law, unless a corporation's certificate of incorporation specifies otherwise, any action that could be taken by its stockholders at an annual or special meeting may be taken, instead, without a meeting and without notice to or a vote of other stockholders, if a consent in writing is signed by holders of outstanding stock having voting power that would be sufficient to take such action at a meeting at which all outstanding shares were present and voted. The Company's Certificate provides that stockholder action may be taken only at an annual or special meeting of stockholders. As a result, the Company's stockholders may not act upon any matter except at a duly called meeting.


    AMENDMENT OF THE BY-LAWS


    Under Delaware law, the power to adopt, amend or repeal by-laws is conferred upon the stockholders; however, a corporation may in its certificate of incorporation also confer upon the board of directors the power to adopt, amend or repeal its By-laws. The Company's Certificate and By-laws grant the Board of Directors the power to adopt, amend and repeal the By-laws at any regular or special meeting of the Board of Directors but only upon the affirmative vote of both (i) a majority of the directors then in office and (ii) a majority of the Continuing Directors (defined below), voting as a separate group. The Company's stockholders may adopt, amend or repeal the By-laws but only at any regular or special meeting of stockholders by an affirmative vote of 80% of the Voting Stock.

    ADVANCE NOTICE OF STOCKHOLDER NOMINATIONS AND STOCKHOLDER BUSINESS


    The Company's By-laws permit stockholders to nominate a person for election as a director or bring other matters before a stockholders' meeting only if such stockholder has been, for at least one year, the beneficial owner of at least 1% of the Voting Stock and only if written notice of such intent to nominate or bring business before a meeting is given as described below.

    A stockholder intending to nominate a person for election as a director or to propose other matters at a stockholders' meeting must furnish notice of such intention to the Company's Secretary not more than 270 days and not less than 60 days in advance of the first anniversary of the preceding year's annual stockholders' meeting, subject to certain exceptions applicable principally to special meetings. The notice must, among other things, state the name, age and address of the stockholder submitting the notice and any persons acting in concert with such stockholder, the number of shares of Voting Stock held by the stockholder and the dates such stock was acquired, and must include a representation by such stockholder that he or she is a holder of record of the Company's capital stock and intends to appear at the meeting in person and make the nomination or bring up the specified matter.

    In the case of nominations for directors, the notice must also state (i) the name, age, address and principal occupation of each nominee, (ii) a description of all arrangements between the nominating stockholder and each nominee, (iii) other information required to be included in a proxy statement pursuant to the proxy rules of the Commission and (iv) the consent of each nominee to serve as a director of the Company if elected and an affidavit of each such nominee certifying that he meets the qualifications necessary to serve as a director of the Company. In the case of other proposed business, the notice must set forth a brief description of the business, the reasons for conducting such business at the meeting and any material interest of the stockholder therein. The Chairman of the stockholders' meeting will have the power to disregard any nomination or other matter that fails to comply with these procedures. In addition, the Company's Secretary may require any stockholders submitting a notice of intent to make a nomination or bring other business before a stockholders' meeting to furnish such documentary information as may be necessary to determine that such stockholder has been for at least one year the beneficial owner of at least 1% of the Voting Stock.

    With respect to any proposal by a stockholder to bring before a meeting any matter other than the nomination of directors, the Company's By-laws provide that the Company may disregard proposals that (i) are substantially duplicative of a prior-received proposal to be voted upon at an upcoming meeting, (ii) deal with substantially the same subject matter as a prior proposal that was voted upon within the preceding five years and that failed to receive affirmative votes in excess of certain specified levels, which range, depending on the circumstances, between 3% and 10%, or (iii) in the judgment of the Board of Directors, are not proper subjects for action by stockholders under Delaware law.


    AMENDMENT OF CERTAIN PROVISIONS OF THE CERTIFICATE OF INCORPORATION


    Under Delaware law, unless the certificate of incorporation specifies otherwise, a corporation's certificate of incorporation may be amended by the affirmative vote of the majority of the stockholders. The Company's Certificate requires the affirmative vote of 80% of the Voting Stock to amend, alter or repeal certain provisions of the Certificate regarding (i) stockholder unanimous written consents, (ii) the classification, filling of vacancies and removal of members of the Board of Directors, (iii) the limitation of liability of directors, (iv) business combinations and (v) amendments to the Certificate and the By-laws.


    SPECIAL MEETINGS OF THE STOCKHOLDERS


    The Company's By-laws provide that special meetings of stockholders may be called only by the Chairman of the Board of Directors, the Company's president or a majority of the Board of Directors. Stockholders do not have the power to call a special meeting.

    BUSINESS COMBINATIONS


    Delaware law provides that, unless otherwise provided in a corporation's certificate of incorporation, a merger, sale of substantially all of the assets or dissolution of a company requires the approval of the holders of a majority of the outstanding capital stock. The Company's Certificate does not alter this vote requirement generally, but provides that, if one of these transactions or certain issuances, reclassifications or other transactions affecting the Company's capital stock involves an Interested Stockholder (defined below), the transaction must be approved (i) by a majority of both the directors then in office and a majority of the Continuing Directors (defined below), voting as a separate group and (ii) by the affirmative vote of (A) the holders of 80% of the Voting Stock, voting together as a single class, and (B) 75% of the Voting Stock other than Voting Stock beneficially owned by the Interested Stockholder. An Interested Stockholder is any person who (i) beneficially owns 15% or more of the Voting Stock or (ii) is an affiliate of the Company and, at any time within two years prior to the date in question, beneficially owned 15% or more of the then outstanding Voting Stock, other than the Company or its subsidiaries, or any person owning any shares of the capital stock of the Company as of the date of filing of the Company's Certificate and any person whose beneficial ownership of any capital of the Company arises solely as a result of a trusteeship or a custodial relationship with any employee stock ownership or other employee benefit plan of the Company. A Continuing Director is any member of the Board of Directors who is not an Interested Stockholder or an affiliate thereof and (i) was a director prior to the time the Interested Stockholder became an Interested Stockholder or (ii) was recommended or elected by a majority of the Continuing Directors at a meeting at which a quorum consisting of a majority of the Continuing Directors was present. In the absence of an Interested Stockholder, the Continuing Directors shall mean all the directors then in office.

    This additional voting requirement does not apply if the transaction has been approved by a majority of the Continuing Directors, or if all of the following conditions have been met: (i) the aggregate amount of consideration received per share by the holders meet certain "fair price" criteria, (ii) prior to the consummation of the transaction (a) there has been no failure to declare or pay dividends on any outstanding Preferred Stock or Common Stock, (b) the Interested Stockholder has not received the benefits (except proportionately as a stockholder) of any loans, advances or other financial assistance or tax advantages provided by the Company, and (c) the Interested Stockholder has not caused any material change in the Company's equity capital structure, and (iii) the Interested Stockholder has not become the beneficial owner of any additional shares of Voting Stock except as part of the transaction that resulted in such Interested Stockholder becoming an Interested Stockholder or as a result of a pro rata stock dividend.

    The Company is also subject to Section 203 of the DGCL, which imposes a three-year moratorium on the ability of Delaware corporations to engage in a wide range of specified transactions with any interested stockholder, defined to include, among others, any person other than such corporation and any of its majority-owned subsidiaries who own 15% or more of any class or series of stock entitled to vote generally in the election of directors, unless, among other exceptions, the transaction is approved by (i) the Board of Directors prior to the date the interested stockholder obtained such status, or (ii) the holders of two-thirds of the outstanding shares of each class or series of stock entitled to vote generally in the election of directors, not including those shares owned by the interested stockholder.

    The provisions described above may tend to deter any potential unfriendly offers or other efforts to obtain control of the Company that are not approved by the Board of Directors and thereby deprive the stockholders of opportunities to sell shares of Common Stock at prices higher than the prevailing market price. On the other hand, these provisions will tend to assure continuity of management and corporate policies and to induce any person seeking control of the Company or a business combination with the Company to negotiate on terms acceptable to the then elected Board of Directors.

RIGHTS AGREEMENT

    The Company plans to adopt the Rights Agreement at or prior to the Distributions, pursuant to which each share of Common Stock will include an associated preferred share purchase right (a "Right"). Each Right will entitle the registered holder to purchase from the Company one one-hundredth of a share of Participating Preferred Stock, $.01 par value, for an exercise price to be determined by the Board of Directors (the "Exercise Price"), subject to adjustment. The Rights will be represented by the Common Stock certificates and will be exercisable only after an entity acquires 15% or more of the outstanding Common Stock or commences a tender offer that will result in the entity owning 15% or more of the Common Stock. After an entity acquires 15% or more of the outstanding Common Stock, each Right would then entitle the holder (other than the acquiring entity) to purchase, at the Exercise Price, the number of shares of Common Stock or other securities of the Company (or, in certain situations, the acquiring entity) having a market value of twice the Right's Exercise Price (the "Flip-in Date"). The Rights will expire on the tenth anniversary of the date it is entered into unless earlier redeemed by the Company, as described below. Until a Right is exercised, the holder, as such, will have no rights as a stockholder of the Company, including without limitation, the right to vote or to receive dividends.

    The Board of Directors of the Company may, at its option, at any time prior to the close of business on the Flip-in Date, redeem all (but not less than all) the then outstanding Rights at a price to be determined by the Board of Directors (the "Redemption Price"), as provided in the Rights Agreement. Immediately upon the action of the Board of Directors of the Company electing to redeem the Rights, without any further action and without any notice, the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive the Redemption Price in cash for each Right so held.

    The Rights will not prevent a takeover of the Company. However, the Rights may cause substantial dilution to a person or group that acquires 15% or more of the Common Stock unless the Rights are first redeemed by the Board of Directors of the Company. The Rights are intended to encourage any person desiring to acquire a controlling interest in the Company to do so through a transaction negotiated with the Company's Board of Directors rather than through a hostile takeover attempt. The Rights are intended to assure that any acquisition of control of the Company will be subject to review by the Board to take into account, among other things, the interests of all the Company's stockholders.

TRANSFER AGENT

    The transfer agent and registrar for the Common Stock is ChaseMelon Shareholder Services, L.L.C.

LIMITATION OF DIRECTORS' AND OFFICERS' LIABILITY AND INDEMNIFICATION

    In accordance with the DGCL, the Company's Certificate contains provisions eliminating the personal liability of the directors to the Company and its stockholders for monetary damages for breaches of their fiduciary duties as directors to the fullest extent permitted by Delaware law. By virtue of these provisions, under current Delaware law, a director of the Company will not be personally liable for monetary damages for a breach of his or her fiduciary duty except for liability for (a) a breach of his or her duty of loyalty to the Company or to its stockholders, (b) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (c) dividends or stock repurchases or redemptions that are unlawful under Delaware law and (d) any transaction from which he or she receives an improper personal benefit. In addition, the Certificate provides that if Delaware law is amended to authorize the further elimination or limitation of the liability of a director, then the liability of the directors shall be eliminated or limited to the fullest extent permitted by Delaware law, as amended. These provisions pertain only to breaches of duty by directors as directors and not in any other corporate capacity, such as officers, and limit liability only for breaches of fiduciary duties under Delaware corporate law and not for violations of other laws such as the federal securities laws.

    As a result of the inclusion of such provisions, stockholders may be unable to recover monetary damages against directors for actions taken by them that constitute negligence or gross negligence or that are in violation of their fiduciary duties, even though it may be possible to obtain injunctive or other equitable relief with respect to such actions. If equitable remedies are found not to be available to stockholders in any particular case, stockholders may not have any effective remedy against the challenged conduct. These provisions may have the effect of reducing the likelihood of derivative litigation against directors that might have benefitted the Company.

    The Company believes that such provisions are necessary to attract and retain qualified individuals to serve as directors. In addition, such provisions will allow directors to perform their duties in good faith without concern for the application of monetary liability on a retrospective basis in the event that a court determines their conduct to have been negligent or grossly negligent.

    The Company's By-laws require the Company to indemnify its officers and directors against expenses and costs, judgments, settlements and fines incurred in the defense of any claim, including any claim brought by or in the right of the Company, to which they were made parties by reason of being or having been officers or directors.

                    COMPARISON OF THE RIGHTS OF STOCKHOLDERS

    The following is a summary of material differences between the rights of holders of the Company's Common Stock and the rights of holders of FTX Common Stock. As each of Freeport Sulphur and FTX is organized under the laws of Delaware, these differences arise principally from provisions of the certificate of incorporation and by-laws of each of Freeport Sulphur and FTX. See "Description of Capital Stock."

    The following summaries do not purport to be complete statements of the rights of Freeport Sulphur stockholders under the Freeport Sulphur Certificate and By-laws as compared with the rights of FTX stockholders under the FTX Restated Certificate of Incorporation, as amended (the "FTX Certificate"), and Amended and Restated By-laws (the "FTX By-laws") or a complete description of the specific provisions referred to herein. The identification of specific differences is not meant to indicate that other equal or more significant differences do not exist. These summaries are qualified in their entirety by reference to the DGCL and governing corporate instruments of Freeport Sulphur and FTX, to which stockholders are referred.

DIRECTORS

    Freeport Sulphur directors may be removed at any time by the vote of 80% of the stockholders entitled to vote for such director, but only for cause. Vacancies or newly created directorships in the Freeport Sulphur Board of Directors may be filled for the unexpired term only by a majority vote of both the remaining directors and of the Continuing Directors, defined above.

    The FTX Certificate and FTX By-laws do not provide for removal of directors for cause, however, under the DGCL, where a corporation's board is classified, stockholders may remove directors only for cause. The FTX Certificate provides that a newly created directorship resulting from any increase in the number of directors and any vacancies on the FTX Board resulting from death, resignation, disqualification, removal or other reason may be filled solely by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the FTX Board.

RIGHTS AGREEMENT

    Freeport Sulphur has adopted the Rights Agreement as discussed above. Subject to the terms of the Rights Agreement, if an entity acquires 15% or more of the outstanding Common Stock, each holder of a Right (other than the acquiring entity) would be entitled to purchase a number of shares of Common Stock or other securities of Freeport Sulphur (or, in certain situations, the acquiring entity) having a market value of twice the Right's exercise price.

    FTX does not have a stockholder rights plan.

BUSINESS COMBINATIONS

    Delaware law provides that, unless otherwise provided in a corporation's certificate of incorporation, a merger, sale of substantially all of the assets or dissolution of a company requires the approval of the holders of a majority of the outstanding capital stock. Freeport Sulphur's Certificate generally provides that if one of these transactions, or other reclassifications or transactions affecting Freeport Sulphur's capital stock, involves a party owning in excess of 15% of Freeport Sulphur's outstanding Common Stock, the transaction must be approved (i) by a majority of the directors then in office and a majority of the Continuing Directors and (ii) by the affirmative vote of 75% of the outstanding Common Stock entitled to vote, other than the stock held by the acquiring party. This additional voting requirement does not apply if the transaction has been approved by a majority of the Continuing Directors, or if certain other conditions discussed above have been met. See "Description of Capital Stock--Business Combinations."

    The FTX Certificate has similar provisions requiring that certain transactions involving holders of 20% or more of the FTX Common Stock be approved by the affirmative vote of the holders of at least 85% of the outstanding shares of FTX Common Stock entitled to vote.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Upon completion of the Distributions, the Company will have 10,346,578 shares of Common Stock outstanding, all of which will be owned by the FTX stockholders and the FRP public unitholders. All such shares will be freely transferable without restriction under the 1933 Act except by persons who are deemed to be an "affiliate" of the Company as defined in Rule 144 under the 1933 Act or by persons who may be deemed to be an "affiliate" of FTX or IGL as defined in paragraphs (c) and (d) of Rule 145 under the 1933 Act. Under the Company Adjusted Stock Award Plan, the Company will issue options to purchase Common Stock in substitution for certain options to purchase FTX Common Stock outstanding under various FTX employee benefit plans at the time of the Merger. See "Management--The Employee Benefits Agreement." In addition to such stock options, the Company may grant additional options to purchase Common Stock pursuant to the Directors Plan and Stock Plan subject to certain restrictions. See "Management--Stock Option Plans." The Company currently expects to file a registration statement under the 1933 Act to register shares reserved for issuance under the Stock Option Plans discussed above. Shares issued pursuant to the Company's Stock Option Plans after the effective date of such Registration Statement (other than shares issued to "affiliates" as such term is defined under the 1933 Act) generally will be freely tradeable without restriction or further registration under the 1933 Act.

    Pursuant to Rules 144 and 145 under the 1933 Act, the sale of Common Stock held by affiliates of the Company, former affiliates of FTX or affiliates of IGL will be subject to certain restrictions. Such persons may sell Common Stock under such rules only if (i) the Company has filed all reports required to be filed by Section 13 or 15(d) of the 1934 Act during the preceding twelve months,
(ii) such Common Stock is sold in a "broker's transaction" which is defined under the 1933 Act as a sale in which (a) the seller does not solicit or arrange for orders to buy the securities, (b) the seller does not make any payment other than to the broker, (c) the broker does no more than execute the order and receive a normal commission and (d) the broker does not solicit customer orders to buy the securities, and (iii) such sale and all other sales made by such person within the preceding three months do not exceed the greater of (x) one percent of the outstanding shares of Common Stock or (y) the average weekly trading volume of Common Stock on the New York Stock Exchange during the four-week period preceding the sale. Any former affiliate of FTX who is not an affiliate of IGL or the Company after the Merger may sell Common Stock without restriction following the first anniversary of the Effective Time of the Merger.

                                 LEGAL MATTERS

    The legality of the shares of Common Stock offered hereby is being passed upon for the Company by Jones, Walker, Waechter, Poitevent, Carrere & Denegre, L.L.P., New Orleans, Louisiana. Miller & Chevalier, Chartered, special counsel to FTX will pass upon certain federal income tax consequences.

                                    EXPERTS

    The financial statements of Freeport-McMoRan Sulphur Inc., the FRP Transferred Businesses and the IGL Transferred Businesses appearing in this Prospectus and Registration Statement to the extent and for the periods indicated have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

    The information included in this Prospectus regarding the gross quantities of reserves of the oil and gas properties described in this Prospectus and the future cash flows and the present values thereof from such reserves is based on estimates of such reserves and present values prepared by Ryder Scott Company, Petroleum Engineers in reliance upon the authority of such firm as experts in petroleum engineering.

                             AVAILABLE INFORMATION


    Following the Distributions, the Company will be subject to the information requirements of the 1934 Act and in accordance therewith will file reports, proxy statements and other information with the Commission. The reports, proxy statements and other information to be filed by the Company with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as the Commission's Regional Offices, including the following: Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such information may be obtained by mail at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W. Street, N.W., Washington, D.C. 20549 or accessed electronically on the Commission's Web site at (http://www.sec.gov). The Company has applied for listing of the Common Stock on the NYSE upon notice of issuance and reports and other information concerning the Company can also be inspected at the NYSE offices, 20 Broad Street, New York, New York, 10005.


    The Company intends to furnish holders of Common Stock with annual reports containing consolidated financial statements prepared in accordance with United States generally accepted accounting principles and audited and reported on, with an opinion expressed, by an independent public accounting firm, as well as quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.


    The Company has filed with the Commission a Registration Statement on Form S-1 under the 1933 Act with respect to the Common Stock being distributed pursuant to this Prospectus. This Prospectus does not contain all information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements contained herein concerning the provisions of any documents are not necessarily complete and, in each instance, reference is made to the copy of such document filed or incorporated by reference as an exhibit to the Registration Statement. The Registration Statement and the related exhibits filed by the Company with the Commission may be inspected and copied at the public reference facilities of the Commission listed above.

                         INDEX TO FINANCIAL STATEMENTS


                                                                                                               PAGE
                                                                                                             ---------
FREEPORT-MCMORAN SULPHUR INC.
  Report of Independent Public Accountants.................................................................        F-2
  Balance Sheet as of August 26, 1997......................................................................        F-3
  Note to Balance Sheet....................................................................................        F-3

FRP TRANSFERRED BUSINESSES
  Report of Independent Public Accountants.................................................................        F-4
  Balance Sheets as of September 30, 1997 (unaudited) and December 31, 1996 and 1995.......................        F-5
  Statements of Operations for the nine months ended September 30, 1997 and 1996 (unaudited) and the years
    ended December 31, 1996, 1995 and 1994.................................................................        F-6
  Statements of Cash Flow for the nine months ended September 30, 1997 and 1996 (unaudited) and the years
    ended December 31, 1996, 1995 and 1994.................................................................        F-7
  Statements of Changes in Net Assets to be Transferred for the nine months ended September 30, 1997 and
    1996 (unaudited) and the years ended December 31, 1996, 1995 and 1994..................................        F-8
  Notes to Financial Statements............................................................................        F-9

PRO FORMA FINANCIAL STATEMENTS (UNAUDITED) OF FREEPORT-MCMORAN SULPHUR INC.
  Pro Forma Condensed Balance Sheet as of September 30, 1997...............................................       F-21
  Pro Forma Statement of Operations for the nine months ended September 30, 1997...........................       F-22
  Pro Forma Statement of Income for the year ended December 31, 1996.......................................       F-23
  Notes to Pro Forma Financial Statements..................................................................       F-24

IGL TRANSFERRED BUSINESSES
  Report of Independent Public Accountants.................................................................       F-27
  Statements of Gross Sulphur and Oil Revenues and Direct Operating Expenses for the nine months ended
    September 30, 1997 (unaudited) and for the year ended December 31, 1996................................       F-28
  Notes to Financial Statements............................................................................       F-29

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Freeport-McMoRan Sulphur Inc.:

    We have audited the accompanying balance sheet of Freeport-McMoRan Sulphur Inc. (a Delaware corporation) as of August 26, 1997. This balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this balance sheet based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Freeport-McMoRan Sulphur Inc. as of August 26, 1997 in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

New Orleans, Louisiana,
September 16, 1997

                         FREEPORT-MCMORAN SULPHUR INC.

                                 BALANCE SHEET

                                AUGUST 26, 1997

Cash..............................................................  $  --
                                                                    ---------
                                                                    ---------
Preferred stock, par value $0.01, 50,000,000 shares authorized, none issued or outstanding......................................  $  --
Common stock, par value $0.01, 100,000,000 shares authorized, 100
  shares issued and outstanding...................................       1.00
Additional paid-in capital........................................      99.00
Less subscription receivable......................................    (100.00)
                                                                    ---------
    Total stockholder's equity....................................  $  --
                                                                    ---------
                                                                    ---------

     The accompanying note is an integral part of this financial statement.

                             NOTE TO BALANCE SHEET

    On August 26, 1997, IMC Global Inc. ("IGL") and Freeport-McMoRan Inc. ("FTX") executed a definitive agreement for FTX to merge with and into IGL (the "Merger"). The terms of the Merger provide that each share of FTX common stock will be converted into the right to receive (i) 0.90 of a share of IGL common stock, (ii) one-third of a warrant exercisable for a share of IGL common stock and (iii) a proportionate number of shares of a newly formed company (Freeport-McMoRan Sulphur Inc.) that would be held by FTX immediately prior to consummation of the Merger. Completion of the Merger is subject to, among other things, approval of the definitive merger agreement by the IGL and FTX shareholders and the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (early termination having been granted). Both companies expect the Merger to be completed by the end of 1997.

    On August 26, 1997, Freeport-McMoRan Resource Partners, Limited Partnership ("FRP") acquired 100 shares of Freeport-McMoRan Sulphur Inc. (the "Company") common stock, par value $0.01 per share for a $100.00 subscription. The Company, a Delaware corporation, was formed for the purpose of owning and operating the sulphur business and the 58.3% interest in the Main Pass sulphur and oil operations owned by FRP, together with the 25.0% interest in Main Pass owned by IGL, a joint venture partner with FRP, (collectively, the "Transferred Businesses"). The Company will operate the Transferred Businesses and assume substantially all liabilities related to the Transferred Businesses.

    Immediately prior to the Merger, IGL will transfer its 25% interest in Main Pass to FRP. FRP will then contribute the Transferred Businesses to the Company.

    FRP intends to distribute 100% of the Company's common stock to its public unitholders and to FTX, the administrative managing general partner and the owner of 51.6% of FRP's partnership interest. FTX will then distribute the shares of common stock that it receives from FRP to the FTX stockholders on a pro rata basis. Until such distributions, the Company will be wholly owned by FRP. FTX shall bear all of the costs and expenses incurred in connection with the distributions.

    Each share of the Company's common stock will also represent one right under the Company's Preferred Stock Purchase Rights Plan. The rights are not currently exercisable. Under certain circumstances the rights become exercisable for the Company's preferred stock or the stock of a person effecting certain reorganizations, mergers or combinations with the Company.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Freeport-McMoRan Sulphur Inc.:


    We have audited the accompanying balance sheets of the FRP Transferred Businesses (Note 1) of Freeport-McMoRan Resource Partners, Limited Partnership ("FRP") as of December 31, 1996 and 1995, and the related statements of operations, cash flow and changes in net assets to be transferred for each of the years in the three-year period ended December 31, 1996. These financial statements are the responsibility of FRP's management. Our responsibility is to express an opinion on these financial statements based on our audits.


    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the FRP Transferred Businesses as of December 31, 1996 and 1995 and the results of their operations and cash flow for each of the years in the three-year period ended December 31, 1996 in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

New Orleans, Louisiana,
September 16, 1997

                           FRP TRANSFERRED BUSINESSES

                                 BALANCE SHEETS


                                 (IN THOUSANDS)



                                                                                                DECEMBER 31,
                                                                                           ----------------------
                                                                                              1996        1995
                                                                               SEPTEMBER   ----------  ----------
                                                                                  30,
                                                                                 1997
                                                                              -----------
                                                                              (UNAUDITED)
                                                     ASSETS
Current assets:
Cash and cash equivalents...................................................   $   2,572   $    3,116  $    2,774
Accounts receivable:
  Customers.................................................................      21,878       27,402      31,359
  Other.....................................................................      11,460       15,849       9,018
Inventories:
  Products..................................................................      24,216       21,859      22,221
  Materials and supplies....................................................       9,119        8,214       9,542
Prepaid expenses and other..................................................       2,117        6,764       6,058
                                                                              -----------  ----------  ----------
  Total current assets......................................................      71,362       83,204      80,972
                                                                              -----------  ----------  ----------
Property, plant and equipment...............................................     918,870      916,858     932,102
Less accumulated depreciation and amortization..............................     826,308      381,205     357,073
                                                                              -----------  ----------  ----------
  Net property, plant and equipment.........................................      92,562      535,653     575,029
                                                                              -----------  ----------  ----------
Other assets................................................................      14,657       14,763      24,466
                                                                              -----------  ----------  ----------
Total assets................................................................   $ 178,581   $  633,620  $  680,467
                                                                              -----------  ----------  ----------
                                                                              -----------  ----------  ----------

                                  LIABILITIES AND NET ASSETS TO BE TRANSFERRED

Current liabilities:
Accounts payable............................................................   $  14,029   $    6,610  $   13,980
Accrued liabilities.........................................................      18,619       25,539      16,742
Current portion of reclamation and mine shutdown reserves...................      11,509       25,261       8,191
                                                                              -----------  ----------  ----------
  Total current liabilities.................................................      44,157       57,410      38,913
Reclamation and mine shutdown reserves......................................      61,055       56,848      79,857
Other liabilities...........................................................      33,459       35,002      39,915
Net assets to be transferred................................................      39,910      484,360     521,782
                                                                              -----------  ----------  ----------
Liabilities and net assets to be transferred................................   $ 178,581   $  633,620  $  680,467
                                                                              -----------  ----------  ----------
                                                                              -----------  ----------  ----------


   The accompanying notes are an integral part of these financial statements.

                           FRP TRANSFERRED BUSINESSES


                            STATEMENTS OF OPERATIONS



                                 (IN THOUSANDS)



                                                        NINE MONTHS ENDED
                                                          SEPTEMBER 30,            YEARS ENDED DECEMBER 31,
                                                     -----------------------  -----------------------------------
                                                        1997         1996        1996        1995        1994
                                                     -----------  ----------  ----------  ----------  -----------
                                                           (UNAUDITED)
Revenues...........................................  $   158,304  $  167,379  $  221,426  $  255,949  $   151,795
Cost of sales:
Production and delivery............................      126,328     118,228     160,982     168,504       94,388
Depreciation and amortization......................      451,639      29,994      37,800      43,700       39,931
                                                     -----------  ----------  ----------  ----------  -----------
  Total cost of sales..............................      577,967     148,222     198,782     212,204      134,319
General and administrative expenses................        5,508       7,537      10,252      18,725       10,123
                                                     -----------  ----------  ----------  ----------  -----------
  Total costs and expenses.........................      583,475     155,759     209,034     230,929      144,442
                                                     -----------  ----------  ----------  ----------  -----------
Net income (loss)..................................     (425,171)     11,620      12,392      25,020        7,353
Pro forma income taxes (unaudited).................      155,613      (4,369)     (4,659)     (6,845)      (2,691)
                                                     -----------  ----------  ----------  ----------  -----------
Pro forma net income (loss) (unaudited)............  $  (269,558) $    7,251  $    7,733  $   18,175  $     4,662
                                                     -----------  ----------  ----------  ----------  -----------
                                                     -----------  ----------  ----------  ----------  -----------


   The accompanying notes are an integral part of these financial statements.

                           FRP TRANSFERRED BUSINESSES

                            STATEMENTS OF CASH FLOW


                                 (IN THOUSANDS)



                                                     NINE MONTHS ENDED
                                                       SEPTEMBER 30,              YEARS ENDED DECEMBER 31,
                                                  ------------------------  -------------------------------------
                                                     1997         1996         1996         1995         1994
                                                  -----------  -----------  -----------  -----------  -----------
                                                        (UNAUDITED)
Cash flow from operating activities:
Net income (loss)...............................  $  (425,171) $    11,620  $    12,392  $    25,020  $     7,353
Adjustments to reconcile net income (loss) to
  net cash provided by operating activities:
  Depreciation and amortization.................      451,639       29,994       37,800       43,700       39,931
  Reclamation and mine shutdown
    expenditures................................      (15,188)      (6,451)      (7,504)      (2,476)     (11,193)
  Other.........................................       (2,266)       3,462        6,421        4,642        6,074
  (Increase) decrease in working capital:
    Accounts receivable.........................       14,671       11,578       (3,234)     (17,504)      (6,674)
    Inventories.................................       (3,262)      (2,050)       1,690        5,465        7,742
    Prepaid expenses and other..................         (111)        (508)         166       (1,605)      (1,520)
    Accounts payable and accrued liabilities....          522       (6,133)       4,113        8,165       (7,511)
                                                  -----------  -----------  -----------  -----------  -----------
Net cash provided by operating activities.......       20,834       41,512       51,844       65,407       34,202
                                                  -----------  -----------  -----------  -----------  -----------

Cash flow from investing activities:
Capital expenditures............................       (2,989)      (4,948)      (3,834)      (3,710)     (11,231)
Sale of assets and other........................          890        1,205        2,146          375        1,225
                                                  -----------  -----------  -----------  -----------  -----------
Net cash used in investing activities...........       (2,099)      (3,743)      (1,688)      (3,335)     (10,006)
                                                  -----------  -----------  -----------  -----------  -----------

Cash flow from financing activities:
Net distributions to FRP........................      (19,279)     (38,560)     (49,814)     (59,298)     (24,596)
                                                  -----------  -----------  -----------  -----------  -----------
Net cash used in financing activities...........      (19,279)     (38,560)     (49,814)     (59,298)     (24,596)
                                                  -----------  -----------  -----------  -----------  -----------
Net increase (decrease) in cash and cash
  equivalents...................................         (544)        (791)         342        2,774         (400)
Cash and cash equivalents at beginning of
  year..........................................        3,116        2,774        2,774      --               400
                                                  -----------  -----------  -----------  -----------  -----------
Cash and cash equivalents at end of period......  $     2,572  $     1,983  $     3,116  $     2,774  $   --
                                                  -----------  -----------  -----------  -----------  -----------
                                                  -----------  -----------  -----------  -----------  -----------


 The accompanying notes, which include information in Note 8 regarding noncash transactions,
              are an integral part of these financial statements.

                           FRP TRANSFERRED BUSINESSES

             STATEMENTS OF CHANGES IN NET ASSETS TO BE TRANSFERRED


                                 (IN THOUSANDS)



                                                         NINE MONTHS ENDED
                                                           SEPTEMBER 30,            YEARS ENDED DECEMBER 31,
                                                       ----------------------  ----------------------------------
                                                          1997        1996        1996        1995        1994
                                                       ----------  ----------  ----------  ----------  ----------
                                                            (UNAUDITED)
Balance at beginning of year.........................  $  484,360  $  521,782  $  521,782  $  556,060  $  573,303
Net income (loss)....................................    (425,171)     11,620      12,392      25,020       7,353
Net distributions to FRP.............................     (19,279)    (38,560)    (49,814)    (59,298)    (24,596)
                                                       ----------  ----------  ----------  ----------  ----------
Balance at end of period.............................  $   39,910  $  494,842  $  484,360  $  521,782  $  556,060
                                                       ----------  ----------  ----------  ----------  ----------
                                                       ----------  ----------  ----------  ----------  ----------


   The accompanying notes are an integral part of these financial statements.

                           FRP TRANSFERRED BUSINESSES

                         NOTES TO FINANCIAL STATEMENTS

1.  ORGANIZATION AND OPERATIONS AND BASIS OF PRESENTATION

    ORGANIZATION AND OPERATIONS. On August 26, 1997, Freeport-McMoRan Resource Partners, Limited Partnership ("FRP") acquired 100 shares of Freeport-McMoRan Sulphur Inc. (the "Company" or "Freeport Sulphur") common stock, par value $0.01 per share, for a $100 subscription. The Company, a Delaware corporation, was formed for the purpose of owning and operating the sulphur business and the 58.3% interest in the Main Pass sulphur and oil operations owned by FRP (the "FRP Transferred Businesses"), together with the 25.0% interest in Main Pass owned by IMC Global Inc. ("IGL"), a joint venture partner with FRP. FRP intends to transfer these assets and related liabilities to the Company in connection with the merger of Freeport-McMoRan Inc. ("FTX"), the administrative managing general partner and the owner of 51.6% of FRP's partnership interest, with and into IGL (the "Merger").

    FRP intends to distribute 100% of the Company's common stock to its public unitholders and to FTX. FTX will then distribute the shares of Freeport Sulphur common stock that it receives from FRP to the FTX stockholders on a pro rata basis in connection with the Merger.

    BASIS OF PRESENTATION. The FRP Transferred Businesses operated as an integral part of FRP during the periods covered by these financial statements, which have been prepared from the books and records of FRP. Certain data has been extracted from FRP records, or in certain cases derived on the basis of allocations between the FRP Transferred Businesses and FRP's other businesses, for purposes of presentation in the accompanying financial statements. No interest expense has been allocated to the FRP Transferred Businesses as no interest costs have been incurred in the past and no debt previously recorded by FRP will be assumed by the Company. Intercompany balances between FRP and the FRP Transferred Businesses have related to various general and administrative and similar charges and have been settled monthly. FRP is not a taxable entity and historically has not provided income taxes related to the FRP Transferred Businesses. The related net deferred tax liability that would have been recorded by the Company is disclosed in Note 5, but is not included in the accompanying balance sheets. FTX provides benefit plans for those employees that are expected to become Freeport Sulphur employees upon completion of the Merger. FTX will transfer certain liabilities related to these plans to the Company and pay cash to the Company for the assumption of certain of these liabilities as discussed further in Note 6. The liabilities and cash amounts are not reflected in the accompanying balance sheets.


    The FRP Transferred Businesses balance sheet as of September 30, 1997 and the related statements of operations, cash flow and changes in net assets to be transferred for the nine-month periods ended September 30, 1997 and 1996 are unaudited. These unaudited financial statements have been prepared from the books and records of FRP and reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the periods. All such adjustments are, in the opinion of management, of a normal recurring nature.


    Upon completion of the merger, the combined financial statements of the Company will include the operations of the FRP Transferred Businesses and the 25.0% interest in Main Pass owned by IGL. The Company will account for the 25.0% interest in Main Pass owned by IGL at fair value under purchase accounting.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    USE OF ESTIMATES. The preparation of the FRP Transferred Businesses financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. The

                           FRP TRANSFERRED BUSINESSES

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) more significant areas requiring the use of management estimates include reclamation and environmental obligations, postretirement and other employee benefits, future cash flows associated with assets and useful lives for depreciation and amortization. Actual results could differ from those estimates.

    CASH AND CASH EQUIVALENTS. Highly liquid investments purchased with a maturity of three months or less are considered cash equivalents.

    INVENTORIES.  Inventories are stated at the lower of average cost or market.

    PROPERTY, PLANT AND EQUIPMENT. Property, plant and equipment are carried at cost, including interest capitalized during the construction and development period. Expenditures for replacements and improvements are capitalized. Depreciation for mining and production assets, including mineral interests, is determined using the unit-of-production method based on estimated recoverable reserves. Other assets are depreciated on a straight-line basis over estimated useful lives of 17 to 30 years for buildings and 5 to 25 years for machinery and equipment.


    In 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 121 (SFAS 121) which requires an assessment of the carrying value of long-lived assets and a reduction of such carrying value to fair value when events or changes in circumstances indicate that the carrying amount may not be recoverable. As a result of its most recent review of its sulphur assets, FRP and FTX concluded that the carrying value of the Main Pass sulphur assets exceeded the undiscounted estimated future net cash flows, such that an impairment writedown of $416.4 million (based on September 30, 1997 book values) was required. A similar analysis of the Culberson sulphur assets, based on a reassessment of recoverable reserves utilizing recent production history, also indicated an impairment writedown of $9.0 million (based on September 30, 1997 book values) was required. Fair values were estimated using discounted estimated future net cash flows related to these assets. The writedowns to fair value were recorded by FRP and FTX in the third quarter of 1997 and are reflected in the unaudited September 30, 1997 financial statements as additional depreciation and amortization charges. Future operating results of Freeport Sulphur will reflect lower depreciation and amortization expense as a result of these writedowns.


    OIL CAPITALIZED COSTS. Oil producing operations are reflected using the successful efforts method of accounting. Costs of leases, productive exploratory wells and development activities are capitalized. Other exploration costs are expensed. Depreciation and amortization is determined on a field-by-field basis using the unit-of-production method. Gain or loss is included in income when properties are sold.

    ENVIRONMENTAL REMEDIATION AND COMPLIANCE. The FRP Transferred Businesses incur significant costs for environmental programs and projects. Expenditures pertaining to future revenues from operations are capitalized. Expenditures resulting from the remediation of conditions caused by past operations which do not contribute to future revenue generation are expensed. Liabilities are recognized for remedial activities when the efforts are probable and the cost can be reasonably estimated.

    Estimated future expenditures to restore properties and related facilities to a condition that complies with environmental and other regulations are accrued over the life of the properties. The future expenditures are estimated based on current costs, laws and regulations. As of December 31, 1996, the balance sheet included a $57.6 million accrual for abandonment and restoration of non-operating sulphur assets, including $22.5 million which will be reimbursed by third parties. Total estimated abandonment cost for Main Pass oil operations is $10 million and $6.2 million was accrued at December 31, 1996. The current

                           FRP TRANSFERRED BUSINESSES

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) portion of reclamation and mine shutdown reserves includes $7.9 million which will be reimbursed by third parties. The FRP Transferred Businesses' share of abandonment and restoration costs for its two operating sulphur mines is estimated to total approximately $50 million, $18.3 million of which had been accrued at December 31, 1996, with essentially all costs being incurred after mine closure. These estimates are by their nature imprecise and can be expected to be revised over time because of changes in government regulations, operations, technology and inflation.

    A rollforward of the reclamation and mine shutdown reserves follows (in thousands):

                                  BALANCE AT   CHARGED TO    CHARGED TO     OTHER -    BALANCE AT
                                   BEGINNING    COSTS AND       OTHER         ADD        END OF
                                   OF PERIOD     EXPENSE      ACCOUNTS      (DEDUCT)     PERIOD
                                  -----------  -----------  -------------  ----------  -----------
1996
Sulphur.........................   $  83,145    $   3,920     $  --        $  (11,147)a  $  75,918
Oil.............................       4,903        1,288        --            --           6,191
                                  -----------  -----------        -----    ----------  -----------
                                   $  88,048    $   5,208     $  --        $  (11,147)b  $  82,109
                                  -----------  -----------        -----    ----------  -----------
                                  -----------  -----------        -----    ----------  -----------
1995
Sulphur.........................   $  59,446    $   2,643     $  --        $   21,056a  $  83,145
Oil.............................       3,657        1,257        --               (11)      4,903
                                  -----------  -----------        -----    ----------  -----------
                                   $  63,103    $   3,900     $  --        $   21,045b  $  88,048
                                  -----------  -----------        -----    ----------  -----------
                                  -----------  -----------        -----    ----------  -----------
1994
Sulphur.........................   $  68,742    $   1,041     $  --        $  (10,337)  $  59,446
Oil.............................       1,609        2,385        --              (337)      3,657
                                  -----------  -----------        -----    ----------  -----------
                                   $  70,351    $   3,426     $  --        $  (10,674)b  $  63,103
                                  -----------  -----------        -----    ----------  -----------
                                  -----------  -----------        -----    ----------  -----------

 a. Includes $23.5 million of liabilities assumed in 1995 in connection with the acquisition of the sulphur assets of Pennzoil Company which was subsequently reduced by $8.3 million in 1996.

 b. Includes expenditures of $7.5 million in 1996, $2.5 million in 1995 and $11.2 million in 1994.

    NEW ACCOUNTING STANDARDS. In June 1997, the FASB issued SFAS 130, "Reporting Comprehensive Income," and SFAS 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS 130 establishes standards for the reporting and display of comprehensive income in the financial statements. Comprehensive income is the total of net income and all other nonowner changes in equity. SFAS 131 requires that companies disclose segment data based on how management makes decisions about allocating resources to segments and measuring their performance. SFAS 130 and 131 are effective for 1998. Adoption of these standards is not expected to result in material changes to the FRP Transferred Businesses' financial statements, financial position or results of operations.

                           FRP TRANSFERRED BUSINESSES

3.  PROPERTY PLANT AND EQUIPMENT, NET

    The components of net property, plant and equipment of the FRP Transferred Businesses follow (in thousands):

                                                                             DECEMBER 31,
                                                                        ----------------------
                                                                           1996        1995
                                                                        ----------  ----------
Buildings and facilities..............................................  $  480,562  $  496,336
Capitalized oil exploration and development costs.....................     201,517     200,460
Capitalized interest and start-up costs...............................     132,850     132,850
Transportation, terminaling and other assets..........................      97,395      99,960
Machinery and equipment...............................................       4,534       2,496
                                                                        ----------  ----------
  Property, plant and equipment.......................................     916,858     932,102
Accumulated depreciation and amortization, including $192.5 million and $179.2 million for 1996 and 1995, respectively, for capitalized
  oil exploration and development costs...............................     381,205     357,073
                                                                        ----------  ----------
Property, plant and equipment, net....................................  $  535,653  $  575,029
                                                                        ----------  ----------
                                                                        ----------  ----------

4.  MANAGEMENT SERVICES

    FTX has provided certain management and administrative services to FRP (and thus the FRP Transferred Businesses) including technical, administrative, accounting, financial, tax and other services under a management services agreement. The costs of such services, which include related overhead, have been allocated to the FRP Transferred Businesses based on time spent by FTX employees in the conduct of the FRP Transferred Businesses' business activities. Such costs are non-interest bearing and reimbursed monthly. Management believes the costs for such services do not differ materially from the costs that would have been incurred had the relevant personnel providing these services been employed directly by the FRP Transferred Businesses. The total amount charged by FTX to the FRP Transferred Businesses for such services was $2.0 million in 1996, $15.9 million in 1995 (including $7.0 million for stock appreciation rights costs resulting from the rise in FTX's common stock price during the year) and $8.8 million in 1994.

    Beginning in 1996, FM Services Company (FMS), an entity owned 50 percent each by FTX and Freeport-McMoRan Copper & Gold Inc., a former subsidiary of FTX, began providing most of the services previously provided by FTX on a similar cost-reimbursement basis, totaling $6.7 million for 1996. Prior to 1997, FTX operated the Main Pass oil facilities and charged the FRP Transferred Businesses $1.3 million in 1996, $1.0 million in 1995 and $0.8 million in 1994 for specified overhead and other costs. Beginning in 1997, FRP operated the facilities and upon consummation of the Merger, Freeport Sulphur will operate the Main Pass oil facilities.

    After the Merger, FMS will continue to provide similar management and administrative services to Freeport Sulphur pursuant to a management services agreement. As a result, management believes general and administrative expenses will not differ materially from those reported in these financial statements, except that Freeport Sulphur will not have stock appreciation rights and it is not possible to predict the impact of compensation expenses that are associated with performance.

                           FRP TRANSFERRED BUSINESSES

5.  INCOME TAXES

    Because FRP is not a taxable entity, historically it has not provided for income taxes. Freeport Sulphur will record deferred income taxes pursuant to SFAS 109 immediately upon the transfer of assets and liabilities and will recognize the income tax effect of deferred taxes at that time. The components of deferred taxes that would have been recorded by Freeport Sulphur as of December 31, 1996 and 1995, based upon temporary differences existing at that time, including the estimated deferred compensation, postretirement and pension benefits related to the FRP Transferred Businesses, follow (in thousands):

                                                                            DECEMBER 31,
                                                                      ------------------------
                                                                         1996         1995
                                                                      -----------  -----------
Deferred tax asset:
  Reclamation and shutdown reserve..................................  $    22,656  $    21,743
  Deferred compensation, postretirement and pension benefits........       11,752       11,330
  Other.............................................................        4,538        5,973
                                                                      -----------  -----------
    Total deferred tax asset........................................       38,946       39,046
                                                                      -----------  -----------
Deferred tax liability:
  Property, plant and equipment.....................................     (121,668)    (110,908)
                                                                      -----------  -----------
  Net deferred tax liability........................................  $   (82,722) $   (71,862)
                                                                      -----------  -----------
                                                                      -----------  -----------


    The estimated net deferred tax liability at December 31, 1996 shown above does not reflect the impact of the sulphur impairment assessments discussed in
Note 2. These impairment assessments will result in Freeport Sulphur having an estimated net deferred tax asset totaling approximately $62 million upon transfer of assets and liabilities from FRP.


    Unaudited pro forma income taxes consist of the following (in thousands):

                                                                  1996       1995       1994
                                                                ---------  ---------  ---------
Current.......................................................  $  (6,201) $   4,942  $  (9,520)
Deferred......................................................     10,860      1,903     12,211
                                                                ---------  ---------  ---------
                                                                $   4,659  $   6,845  $   2,691
                                                                ---------  ---------  ---------
                                                                ---------  ---------  ---------

                           FRP TRANSFERRED BUSINESSES

5.  INCOME TAXES (CONTINUED)
    Unaudited reconciliations of the differences between pro forma income taxes computed at the federal statutory tax rate and pro forma income taxes recorded follow (dollars in thousands):

                                               1996                     1995                     1994
                                     ------------------------  ----------------------  ------------------------
                                      AMOUNT       PERCENT      AMOUNT      PERCENT     AMOUNT       PERCENT
                                     ---------  -------------  ---------  -----------  ---------  -------------
Pro forma income taxes computed at
  the federal statutory tax rate...  $   4,337           35%   $   8,757          35%  $   2,500           34%
Increase (decrease) attributable
  to:
Statutory depletion................     --           --           (2,385)        (10)     --           --
State taxes........................        322            3          473           2         191            3
                                                         --                       --                       --
                                     ---------                 ---------               ---------
Pro forma income taxes.............  $   4,659           38%   $   6,845          27%  $   2,691           37%
                                                         --                       --                       --
                                                         --                       --                       --
                                     ---------                 ---------               ---------
                                     ---------                 ---------               ---------

6.  PENSION AND OTHER EMPLOYEE BENEFITS

    PENSIONS. Substantially all employees have been covered by FTX's or FMS's defined benefit plans. Additionally, unfunded nonqualified plans are sponsored for those participants in the qualified defined benefit plans whose benefits are limited under federal income tax laws. The accumulated benefits and plan assets were not separately determined and amounts allocated to the FRP Transferred Businesses under these plans have not been material. In connection with the Merger, Freeport Sulphur will form its own defined benefit plans and FTX will transfer to the new Freeport Sulphur plan (for the qualified plan), or to Freeport Sulphur (for the nonqualified plan), assets and liabilities pertaining to those FTX employees who will become Freeport Sulphur employees. The Freeport Sulphur plans initially will have substantially the same provisions as the FTX plans and will provide credit for prior FTX service. The final actuarial valuation will be made as of the date of the consummation of the Merger. The estimated actuarial liability related to the new Freeport Sulphur plans as of January 1, 1998 follows (in thousands) and is not included in the FRP Transferred Businesses balance sheets.

Accumulated Benefit Obligation.....................................  $  11,299
                                                                     ---------
                                                                     ---------
Projected Benefit Obligation (PBO).................................  $  13,300
Less Plan assets...................................................     15,500
                                                                     ---------
  Overfunded PBO...................................................     (2,200)
Unrecognized amounts:
  Transition asset.................................................        170
  Prior service credit.............................................      7,829
  Gains............................................................      4,856
                                                                     ---------
Accrued pension liability..........................................  $  10,655
                                                                     ---------
                                                                     ---------

    OTHER POSTRETIREMENT BENEFITS. FTX and FMS provide certain health care and life insurance benefits for retired employees. The related expense allocated to the FRP Transferred Businesses from FTX totaled $2.5 million in 1996 (including $0.2 million for service cost and $2.3 million in interest for prior period

                           FRP TRANSFERRED BUSINESSES

6. PENSION AND OTHER EMPLOYEE BENEFITS (CONTINUED) services), $4.7 million in 1995 ($0.2 million and $4.5 million, respectively) and $4.3 million in 1994 ($0.2 million and $4.1 million, respectively). The FRP Transferred Businesses' share of the FMS plan was not significant for 1996.

    In connection with the Merger, Freeport Sulphur will assume the liability for the portion of FTX's postretirement benefit liability related to active employees transferred to Freeport Sulphur and FTX will pay Freeport Sulphur cash for the amount of the liability. The final actuarial determination will be made upon consummation of the Merger. The estimated actuarial information as of January 1, 1998 follows (in thousands) and neither the liability nor the cash payment is included in the FRP Transferred Businesses balance sheets:

Accumulated postretirement benefits.................................  $   2,858
Unrecognized prior service credits..................................        662
Unrecognized gains..................................................      1,425
                                                                      ---------
Accrued postretirement liability....................................  $   4,945
                                                                      ---------
                                                                      ---------

    The initial health care cost trend rate used was 8 percent for 1998, decreasing 0.5 percent per year until reaching 5 percent. A one percent increase in the trend rate would increase the amounts by approximately 10 percent. The discount rate used was 7.75 percent. Freeport Sulphur will have the right to modify or terminate these benefits.

    In connection with the Merger, Freeport Sulphur will assume a liability to IGL for a portion of IGL's postretirement benefit costs relating to certain retired employees of FTX. An actuarial determination will be made of the liability associated with these employees upon consummation of the Merger. Freeport Sulphur estimates the liability to be approximately $10 million.

    STOCK OPTIONS. Freeport Sulphur will adopt an Adjusted Stock Award Plan to provide for the issuance of fixed options to holders of FTX fixed options and FTX stock appreciation rights (SARs). The fixed options granted under the Adjusted Stock Award Plan will reflect the option holder's economic position under the FTX options as adjusted for the proportionate market value of Freeport Sulphur shares at the time of the Merger. The number of fixed options to be issued by Freeport Sulphur will be based upon the number of FTX options and SARs outstanding as of the date of consummation of the Merger, adjusted for the distribution ratio of Freeport Sulphur shares to FTX shares. As of December 31, 1996, FTX had outstanding a total of 2.1 million fixed options and SARs, of which stock options representing 0.9 million shares were exercisable at an average option price of $19.01 per share. Compensation expense for the aggregate intrinsic value of the FTX SARs has already been recorded in the accompanying FRP Transferred Businesses financial statements through allocations of general and administrative costs from FTX. As these SARs will be converted to fixed options under the Freeport Sulphur Adjusted Stock Award Plan, the related accrued SAR liability will be recorded as additional paid-in capital in the Freeport Sulphur balance sheets.

    Freeport Sulphur will adopt the disclosure only provisions of SFAS 123 and will continue to apply APB Opinion No. 25 and related interpretations in accounting for its stock based compensation plans. Had compensation cost for FTX's fixed stock option grants been determined in accordance with SFAS 123, the FRP Transferred Businesses would have been allocated additional charges totaling $1.2 million ($0.7 million to pro forma net income) in 1996 and none in 1995.

                           FRP TRANSFERRED BUSINESSES

6.  PENSION AND OTHER EMPLOYEE BENEFITS (CONTINUED)
    Freeport Sulphur will adopt other benefit plans, certain of which are related to its performance, which costs will be recognized in general and administrative expense. Upon consummation of the Merger, Freeport Sulphur will also assume certain FTX liabilities totaling approximately $0.4 million under its plans related to those employees transferred from FTX to Freeport Sulphur in exchange for an equal cash payment.

7.  COMMITMENTS AND CONTINGENCIES

    LONG-TERM CONTRACTS AND OPERATING LEASES. FRP Transferred Businesses' minimum annual contractual charges under noncancelable long-term contracts and operating leases total $176.9 million, with $18.2 million in 1997, $14.0 million in 1998, $13.6 million in 1999, $13.5 million in 2000 and $13.4 million in 2001.

    ENVIRONMENTAL. The FRP Transferred Businesses have made, and will continue to make, expenditures for protection of the environment. The FRP Transferred Businesses are subject to contingencies as a result of environmental laws and regulations. The related future cost is indeterminable because of such factors as the unknown timing and extent of the corrective actions that may be required and the application of joint and several liability.

8.  ACQUISITIONS

    In January 1995, FRP acquired essentially all of the domestic assets of Pennzoil Co.'s sulphur division, including the Culberson sulphur mine in West Texas. Under the terms of the purchase, Pennzoil will receive quarterly payments from FRP over 20 years based on the prevailing price of sulphur. These payments totaled $2.0 million in 1996 and $5.2 million in 1995. The installment payments may be terminated earlier either by FRP through the exercise of a $65 million call option or by Pennzoil through the exercise of a $10 million put option. Neither option may be exercised prior to 1999. Freeport Sulphur will assume the terms of the purchase agreement with Pennzoil. The purchase price allocation follows (in thousands):

Current assets....................................................  $   5,635
Property, plant and equipment.....................................     48,837
Current liabilities...............................................     (7,499)
Reclamation and mine shutdown reserves............................    (15,200)
Accrued long-term liabilities.....................................    (31,773)
                                                                    ---------
Net cash investment...............................................  $  --
                                                                    ---------
                                                                    ---------

    Accrued long-term liabilities include the estimated future installment payments based on the prevailing sulphur price at the time of acquisition.

9.  BUSINESS SEGMENTS

    FRP Transferred Businesses operates in two business segments, sulphur and oil. Frasch sulphur is produced through the offshore Louisiana Main Pass mine and the Culberson mine in West Texas. The sulphur business segment also includes an extensive logistics network, including sulphur terminaling and

                           FRP TRANSFERRED BUSINESSES

9.  BUSINESS SEGMENTS (CONTINUED)
transportation assets, and purchases of recovered sulphur. Oil is produced at Main Pass from the same geologic formation that holds the deposit's sulphur.

    A significant portion of the sulphur production is sold to the IMC-Agrico Joint Venture (IMC-Agrico), a chemical fertilizer producer jointly owned by IGL and FRP, under a long-term supply contract that extends for as long as IMC-Agrico's operations have a requirement for sulphur. As a percentage of total FRP Transferred Businesses revenues, sales to IMC-Agrico totaled 54% in 1996, 54% in 1995 and 58% in 1994. Oil produced from Main Pass is sold to two major Gulf Coast refining companies. As a percentage of total FRP Transferred Businesses revenues, oil sales to one of these refining companies, Amoco, totaled 12% in 1996, 11% in 1995 and 19% in 1994. No other single customer accounted for greater than 10% of total revenues in 1994 through 1996. The Company's definition of its business segments is not expected to change as a result of the adoption of SFAS 131.

                                                              SULPHUR       OIL       TOTAL
                                                             ----------  ---------  ----------
                                                                      (IN THOUSANDS)
1996
Revenues...................................................  $  184,425  $  37,001  $  221,426
Production and delivery....................................     150,086     10,896     160,982
Depreciation and amortization..............................      23,006     14,794      37,800
General and administrative expense.........................       8,040      2,212      10,252
                                                             ----------  ---------  ----------
Net income.................................................  $    3,293  $   9,099  $   12,392
                                                             ----------  ---------  ----------
                                                             ----------  ---------  ----------
Capital expenditures.......................................  $    2,777  $   1,057  $    3,834
                                                             ----------  ---------  ----------
                                                             ----------  ---------  ----------
Total assets...............................................  $  612,051  $  21,569  $  633,620
                                                             ----------  ---------  ----------
                                                             ----------  ---------  ----------
1995
Revenues...................................................  $  220,796  $  35,153  $  255,949
Production and delivery....................................     158,703      9,801     168,504
Depreciation and amortization..............................      24,564     19,136      43,700
General and administrative expense.........................      14,489      4,236      18,725
                                                             ----------  ---------  ----------
Net income.................................................  $   23,040  $   1,980  $   25,020
                                                             ----------  ---------  ----------
                                                             ----------  ---------  ----------
Capital expenditures.......................................  $    2,148  $   1,562  $    3,710
                                                             ----------  ---------  ----------
                                                             ----------  ---------  ----------
Total assets...............................................  $  647,650  $  32,817  $  680,467
                                                             ----------  ---------  ----------
                                                             ----------  ---------  ----------
1994
Revenues...................................................  $  116,908  $  34,887  $  151,795
Production and delivery....................................      84,530      9,858      94,388
Depreciation and amortization..............................      21,397     18,534      39,931
General and administrative expense.........................       6,711      3,412      10,123
                                                             ----------  ---------  ----------
Net income.................................................  $    4,270  $   3,083  $    7,353
                                                             ----------  ---------  ----------
                                                             ----------  ---------  ----------
Capital expenditures.......................................  $    1,827  $   9,404  $   11,231
                                                             ----------  ---------  ----------
                                                             ----------  ---------  ----------
Total assets...............................................  $  593,829  $  44,073  $  637,902
                                                             ----------  ---------  ----------
                                                             ----------  ---------  ----------

                           FRP TRANSFERRED BUSINESSES

10.  SUPPLEMENTARY MINERAL RESERVE INFORMATION (UNAUDITED)

    Proved and probable mineral reserves follow:

                                                                   DECEMBER 31,
                                               -----------------------------------------------------
                                                 1996       1995       1994       1993       1992
                                               ---------  ---------  ---------  ---------  ---------
                                                                  (IN THOUSANDS)
Sulphur-long tons (a)........................     53,149     55,185     41,018     38,637     41,570

------------------------

 (a) Main Pass reserves are subject to a 12.5 percent royalty based on net mine revenues. Culberson reserves totaled 14.5 million tons at December 31, 1996 and 15.4 million tons at December 31, 1995 and are subject to a 9 percent royalty based on net mine revenues. Subsequent to December 31, 1996, Culberson reserves were revised downward to approximately 8 million tons to reflect recent production history.

11.  SUPPLEMENTARY OIL INFORMATION

    The supplementary information presented below is prepared in accordance with requirements prescribed by the Financial Accounting Standards Board. Information regarding capitalized oil exploration and development costs is included in Note 3.

    Costs Incurred In Oil Property Acquisition, Exploration and Development Activities.

                                                                      YEARS ENDED DECEMBER 31,
                                                                   -------------------------------
                                                                     1996       1995       1994
                                                                   ---------  ---------  ---------
                                                                           (IN THOUSANDS)
Acquisition of properties
  Proved.........................................................  $  --      $  --      $  --
  Unproved.......................................................     --         --         --
Exploration costs................................................     --         --         --
Development costs................................................      1,057      1,562      9,404
                                                                   ---------  ---------  ---------
                                                                   $   1,057  $   1,562  $   9,404
                                                                   ---------  ---------  ---------
                                                                   ---------  ---------  ---------

    PROVED OIL RESERVES (UNAUDITED). Proved oil reserves at December 31, 1996, have been estimated by independent petroleum engineers in accordance with guidelines established by the Securities and Exchange Commission (SEC). There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting the future rates of production and timing of development expenditures. Thus, the following reserve estimates, which relate to reserves attributable to the FRP Transferred Businesses, are based upon existing economic and operating conditions; they are only estimates and should not be construed as being exact. The reserves related to the FRP Transferred Businesses are located in

                           FRP TRANSFERRED BUSINESSES

11. SUPPLEMENTARY OIL INFORMATION (CONTINUED) offshore United States waters. Oil, including condensate and plant products, is stated in thousands of barrels.

                                                                              OIL
                                                                -------------------------------
                                                                  1996       1995       1994
                                                                ---------  ---------  ---------
Proved reserves:
  Beginning of year...........................................      6,638      7,279      9,962
  Revisions of previous estimates.............................        446      1,577       (149)
  Production..................................................     (1,896)    (2,218)    (2,534)
                                                                ---------  ---------  ---------
  End of year.................................................      5,188      6,638      7,279
                                                                ---------  ---------  ---------
                                                                ---------  ---------  ---------
Proved developed reserves:
  End of year.................................................      4,108      5,155      5,383
                                                                ---------  ---------  ---------
                                                                ---------  ---------  ---------

    Subsequent to December 31, 1996, proved undeveloped reserve estimates were revised downward by approximately 1 million barrels to reflect recent drilling results.

    STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS FROM PROVED OIL RESERVES (UNAUDITED). The standardized measure of discounted future net cash flows and changes therein relating to the proved oil reserves of the FRP Transferred Businesses were computed using reserve valuations based on regulations prescribed by the SEC. These regulations provide for the use of current oil prices (escalated only when known and determinable price changes are provided by contract and law) in the projection of future net cash flows.

                                                                      DECEMBER 31,
                                                           ----------------------------------
                                                              1996        1995        1994
                                                           ----------  ----------  ----------
                                                                     (IN THOUSANDS)
Future cash flows........................................  $  107,118  $  113,231  $  107,485
Future costs applicable to future cash flows:
  Production costs.......................................      47,114      39,720      33,588
  Development and abandonment costs......................      18,727      17,971      22,932
                                                           ----------  ----------  ----------
Future net cash flows before income taxes................      41,277      55,540      50,965
Future income taxes......................................      --          --          --
                                                           ----------  ----------  ----------
Future net cash flows....................................      41,277      55,540      50,965
Discount for estimated timing of net cash flows
  (10% discount rate)....................................       2,323       6,787       5,315
                                                           ----------  ----------  ----------
                                                           $   38,954  $   48,753  $   45,650
                                                           ----------  ----------  ----------
                                                           ----------  ----------  ----------

    Because Freeport Sulphur will have sufficient tax deductions to utilize against estimated future taxable income, in accordance with SFAS 69 no deductions for future income taxes have been made above.

                           FRP TRANSFERRED BUSINESSES

11.  SUPPLEMENTARY OIL INFORMATION (CONTINUED)
    CHANGES IN STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS FROM PROVED OIL RESERVES (UNAUDITED).

                                                                 YEARS ENDED DECEMBER 31,
                                                            ----------------------------------
                                                               1996        1995        1994
                                                            ----------  ----------  ----------
                                                                      (IN THOUSANDS)
Beginning of year.........................................  $   48,753  $   45,650  $   43,498
Revisions:
  Changes in prices.......................................       7,316       8,841      33,165
  Accretion of discount...................................       4,875       4,565       4,350
  Other changes (primarily revised estimates of
    development costs in 1994 and reserve quantities in
    1995).................................................       3,058      13,487     (19,738)
Development costs incurred during the year................       1,057       1,562       9,404
Revenues, less production costs...........................     (26,105)    (25,352)    (25,029)
                                                            ----------  ----------  ----------
End of year...............................................  $   38,954  $   48,753  $   45,650
                                                            ----------  ----------  ----------
                                                            ----------  ----------  ----------

    Oil prices have declined subsequent to December 31, 1996. The future cash flows from proved reserves presented above do not reflect the decline.

                         FREEPORT-MCMORAN SULPHUR INC.

                  UNAUDITED PRO FORMA CONDENSED BALANCE SHEET


                               SEPTEMBER 30, 1997



                                                                          PRO FORMA ADJUSTMENTS
                                                                 ---------------------------------------
                                                                     FRP          IGL
                                                                 TRANSFERRED  TRANSFERRED
                                                     FREEPORT    BUSINESSES   BUSINESSES       OTHER
                                                      SULPHUR     (NOTE 1)     (NOTE 1)      (NOTE 2)      PRO FORMA
                                                    -----------  -----------  -----------  -------------  -----------
                                                                             (IN THOUSANDS)
                                                       ASSETS
Current assets:
Cash and cash equivalents.........................   $  --        $   2,572    $   1,640   $     8,280a    $  12,492
Accounts receivable...............................      --           33,338       --             1,137b       34,475
Inventories.......................................      --           33,335        2,702         2,366c       38,403
Prepaid expenses and other........................      --            2,117       --            --             2,117
                                                    -----------  -----------  -----------  -------------  -----------
  Total current assets............................      --           71,362        4,342        11,783        87,487
                                                    -----------  -----------  -----------  -------------  -----------
Property, plant and equipment.....................      --          918,870       21,900        --           940,770
Less accumulated depreciation and amortization....      --          826,308       --            --           826,308
                                                    -----------  -----------  -----------  -------------  -----------
Net property, plant and equipment.................      --           92,562       21,900        --           114,462
                                                    -----------  -----------  -----------  -------------  -----------
Other assets......................................      --           14,657       --            61,538d       76,195
                                                    -----------  -----------  -----------  -------------  -----------
Total assets......................................   $  --        $ 178,581    $  26,242   $    73,321     $ 278,144
                                                    -----------  -----------  -----------  -------------  -----------
                                                    -----------  -----------  -----------  -------------  -----------

                                        LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities...............................   $  --        $  44,157    $   3,052   $    (3,099)e   $  44,110
Reclamation and mine shutdown reserves............      --           61,055        5,152        --            66,207
Accrued postretirement benefits and other
  liabilities.....................................      --           33,459       --            26,691a       60,150
Net assets to be transferred......................      --           39,910       18,038       (57,948)       --
Stockholder's equity..............................      --           --           --           107,677       107,677
                                                    -----------  -----------  -----------  -------------  -----------
Total liabilities and stockholder's equity........   $  --        $ 178,581    $  26,242   $    73,321     $ 278,144
                                                    -----------  -----------  -----------  -------------  -----------
                                                    -----------  -----------  -----------  -------------  -----------


    The accompanying notes are an integral part of these pro forma financial statements.

                         FREEPORT-MCMORAN SULPHUR INC.


                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS



                      NINE MONTHS ENDED SEPTEMBER 30, 1997



                                                                       PRO FORMA ADJUSTMENTS
                                                             ------------------------------------------
                                                                 FRP          IGL
                                                             TRANSFERRED  TRANSFERRED
                                                 FREEPORT    BUSINESSES   BUSINESSES        OTHER
                                                  SULPHUR     (NOTE 1)     (NOTE 1)        (NOTE 2)       PRO FORMA
                                                -----------  -----------  -----------  ----------------  -----------
                                                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNT)
Revenues......................................   $  --       $   158,304   $  34,190   $     (1,984)f    $   190,510
Cost of sales:
Production and delivery.......................      --           126,328      24,159           (409)f,g      150,078
Depreciation and amortization.................      --           451,639      --              2,468h         454,107
                                                -----------  -----------  -----------  ----------------  -----------
  Total cost of sales.........................      --           577,967      24,159          2,059          604,185
General and administrative expenses...........      --             5,508      --              3,000i           8,508
                                                -----------  -----------  -----------  ----------------  -----------
  Total costs and expenses....................      --           583,475      24,159          5,059          612,693
                                                -----------  -----------  -----------  ----------------  -----------
Net income (loss) before income taxes.........      --          (425,171)     10,031         (7,043)        (422,183)
Income tax benefit............................      --           155,613      --             (1,094)j        154,519
                                                -----------  -----------  -----------  ----------------  -----------
Net income (loss).............................   $  --       $  (269,558)  $  10,031   $     (8,137)     $  (267,664)
                                                -----------  -----------  -----------  ----------------  -----------
                                                -----------  -----------  -----------  ----------------  -----------
Average shares outstanding....................                                                                10,390
                                                                                                         -----------
                                                                                                         -----------
Net income (loss) per share...................                                                           $    (25.76)
                                                                                                         -----------
                                                                                                         -----------


    The accompanying notes are an integral part of these pro forma financial statements.

                         FREEPORT-MCMORAN SULPHUR INC.

                         PRO FORMA STATEMENT OF INCOME

                          YEAR ENDED DECEMBER 31, 1996

                                  (UNAUDITED)


                                                                        PRO FORMA ADJUSTMENTS
                                                                 ------------------------------------
                                                                     FRP          IGL
                                                                 TRANSFERRED  TRANSFERRED
                                                     FREEPORT    BUSINESSES   BUSINESSES     OTHER
                                                      SULPHUR     (NOTE 1)     (NOTE 1)     (NOTE 2)    PRO FORMA
                                                    -----------  -----------  -----------  ----------  -----------
                                                               (IN THOUSANDS, EXCEPT PER SHARE AMOUNT)
Revenues..........................................   $  --        $ 221,426    $  50,337   $   (2,844)f  $ 268,919
Cost of sales:
Production and delivery...........................      --          160,982       30,414       (2,644 f,g    188,752
Depreciation and amortization.....................      --           37,800       --            3,200h     41,000
                                                         -----   -----------  -----------  ----------  -----------
  Total cost of sales.............................      --          198,782       30,414          556     229,752
General and administrative expenses...............      --           10,252       --            3,589i     13,841
                                                         -----   -----------  -----------  ----------  -----------
  Total costs and expenses........................      --          209,034       30,414        4,145     243,593
                                                         -----   -----------  -----------  ----------  -----------
Net income before income taxes....................      --           12,392       19,923       (6,989)     25,326
Provision for income taxes........................      --           (4,659)      --           (4,864)j     (9,523)
                                                         -----   -----------  -----------  ----------  -----------
Net income........................................   $  --        $   7,733    $  19,923   $  (11,853)  $  15,803
                                                         -----   -----------  -----------  ----------  -----------
                                                         -----   -----------  -----------  ----------  -----------
Average shares outstanding........................                                                         10,409
                                                                                                       -----------
                                                                                                       -----------
Net income per share..............................                                                      $    1.52
                                                                                                       -----------
                                                                                                       -----------


    The accompanying notes are an integral part of these pro forma financial statements.

                         FREEPORT-MCMORAN SULPHUR INC.

                    NOTES TO PRO FORMA FINANCIAL STATEMENTS


The accompanying Pro Forma Statements of Income have been prepared assuming the transaction discussed below occurred on January 1, 1996, whereas the Pro Forma Condensed Balance Sheet assumes the transaction occurred on September 30, 1997. The pro forma financial statements are not necessarily indicative of the results that would have been achieved nor are they indicative of future results.


1. FRP TRANSFERRED BUSINESSES AND IGL TRANSFERRED BUSINESSES

    BACKGROUND. On August 26, 1997, IMC Global Inc. ("IGL") and Freeport-McMoRan Inc. ("FTX") executed a definitive agreement for FTX to merge with and into IGL (the "Merger"). The terms of the Merger provide that each share of FTX common stock will be converted into the right to receive (i) 0.90 of a share of IGL common stock, (ii) one-third of a warrant exercisable for a share of IGL common stock and (iii) a proportionate number of shares of a newly formed company (Freeport-McMoRan Sulphur Inc.) that would be held by FTX immediately prior to consummation of the Merger. Completion of the Merger is subject to, among other things, approval of the definitive merger agreement by the IGL and FTX shareholders and the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (early termination having been granted). Both companies expect the Merger to be completed by the end of 1997.

    In connection with the Merger, Freeport-McMoRan Resource Partners, Limited Partnership, a Delaware limited partnership that is 51.6% owned by FTX ("FRP"), will contribute to Freeport-McMoRan Sulphur Inc. ("Freeport Sulphur"), a newly formed subsidiary of FRP, certain assets and liabilities described below and the shares of Freeport Sulphur will be distributed to the FRP unitholders, including FTX. FTX will then distribute its Freeport Sulphur shares to its stockholders as part of the Merger consideration.

    Among the assets that will be contributed by FRP to Freeport Sulphur is FRP's 58.3% interest in the Main Pass sulphur and oil joint venture (the "Main Pass Joint Venture") in which IGL also has a 25% interest. The Main Pass Joint Venture is primarily a sulphur mining operation, with the related oil deposit being located in the same caprock containing the sulphur reserves.

    Immediately prior to the Merger, IGL will transfer its 25% interest in the Main Pass Joint Venture to FRP (the "IGL Transferred Businesses"). FRP will then contribute to Freeport Sulphur the IGL Transferred Businesses, and the FRP Transferred Business; including FRP's interest in the Main Pass Joint Venture, FRP's Culberson sulphur mine in West Texas (acquired from Pennzoil Company in
1995) and various related sulphur terminaling and transportation assets in the Gulf Coast area.


    The pro forma balance sheet information reflects the pro forma effects of the contribution of the assets and liabilities attributable to the FRP Transferred Businesses and the IGL Transferred Businesses, reflected at September 30, 1997 historical cost. While no consideration will actually be paid by FRP to IGL for the IGL Transferred Businesses, the receipt of the IGL Transferred Businesses will be recorded by FRP at fair value. The estimated fair value of the property, plant and equipment to be contributed by IGL was based on the same assumptions applied in the impairment assessment of FRP's sulphur assets as discussed in Note 3. The pro forma income statement information reflects the pro forma results of the FRP Transferred Businesses and the historical revenues and direct operating expenses of the IGL Transferred Businesses for the periods presented.


2. OTHER ADJUSTMENTS

    a. Upon consummation of the Merger, FTX will (i) reimburse Freeport Sulphur $6.3 million for certain employee benefits obligations totaling $26.7 million which Freeport Sulphur will assume relating to

                         FREEPORT-MCMORAN SULPHUR INC.

2. OTHER ADJUSTMENTS (CONTINUED)
transferred employees who will become Freeport Sulphur employees and (ii) establish an operating cash balance of $2.0 million for ongoing Freeport Sulphur operations.


    b. Reflects estimated IGL Transferred Businesses customer receivable balance ($2.9 million) for its share of sulphur production taken in-kind less intercompany balances.



    c. Reflects estimated sulphur and oil inventory balances attributable to the IGL Transferred Businesses.



    d. Reflects net deferred tax asset associated with differences in book and tax asset and liability bases as per Statement of Financial Accounting Standards No. 109 (SFAS 109) after giving effect to the impairment assessment of FRP's sulphur assets discussed in Note 3.



    e. Reflects reductions in accounts payable related to amounts to be settled by IGL pursuant to the Merger and intercompany balances.



    f. Reflects elimination of management and similar fees charged IGL by FRP as operator of the Main Pass Joint Venture.



    g. Reflects estimated $1.0 million annual increase in insurance cost related to the IGL Transferred Businesses and an estimated reduction in employee benefit costs.



    h. Reflects estimated depreciation and amortization, including reclamation and shutdown reserve accruals, for the IGL Transferred Businesses based on their proportionate share of future costs and the estimated fair value of the property, plant and equipment to be contributed by IGL to FRP.



    i. Reflects estimated identifiable increase in Freeport Sulphur general and administrative expenses relative to public entity-related costs ($1.05 million annually) and estimated general and administrative expenses attributable to the IGL Transferred Businesses which were previously recovered from IGL.



    j. Reflects estimated applicable income tax provision associated with the IGL Transferred Businesses and other pro forma income statement adjustments.


3. IMPAIRMENT ASSESSMENT OF SULPHUR ASSETS.


    In 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 121 (SFAS 121) which requires an assessment of the carrying value of long-lived assets and a reduction of such carrying value to fair value when events or changes in circumstances indicate that the carrying amount may not be recoverable. As a result of its most recent review of its sulphur assets, FRP and FTX concluded that the carrying value of the Main Pass sulphur assets exceeded the undiscounted estimated future net cash flows, such that an impairment writedown of $416.4 million (based on September 30, 1997 book values) was required. A similar analysis of the Culberson sulphur assets, based on a reassessment of recoverable reserves utilizing recent production history, also indicated an impairment writedown of $9.0 million (based on September 30, 1997 book values) was required. Fair values were estimated using discounted estimated future cash flows related to these assets and the writedowns are reflected in the pro forma September 30, 1997 financial statements as additional accumulated depreciation and amortization charges. The writedowns to fair value were recorded by FRP and FTX in the third quarter of 1997.

                         FREEPORT-MCMORAN SULPHUR INC.

4. PRO FORMA EARNINGS PER SHARE.

    Pro forma earnings per share is computed by dividing pro forma net income by pro forma common and common equivalent shares outstanding. Pro forma common and common equivalent shares are based on the number of Freeport Sulphur shares expected to be issued and outstanding (10,346,578) and the expected number of common stock equivalents under the Freeport Sulphur Adjusted Stock Award Plan. In February 1997, the FASB issued SFAS 128, "Earnings Per Share," which simplifies the computation of earnings per share (EPS). SFAS 128 is effective for financial statements issued for periods ending after December 15, 1997 and requires restatement for all prior period EPS data presented. Adoption of SFAS 128 would not change Freeport Sulphur's pro forma EPS.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Freeport-McMoRan Sulphur Inc.:

    We have audited the accompanying statement of gross sulphur and oil revenues and direct operating expenses of the assets to be acquired (IGL Transferred Businesses) by Freeport-McMoRan Sulphur Inc. (see Note 1) for the year ended December 31, 1996. This statement is the responsibility of management. Our responsibility is to express an opinion on the statement based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statements. We believe our audit provides a reasonable basis for our opinion.

    The accompanying statement presents only the gross sulphur and oil revenues and direct operating expenses (see Note 1) and are not intended to be a complete presentation of the revenues and expenses of the Contributed Assets.

    In our opinion, the statement referred to above presents fairly, in all material respects, the gross sulphur and oil revenues and direct operating expenses of the IGL Transferred Businesses for the year ended December 31, 1996 in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

New Orleans, Louisiana,
  September 16, 1997

    The following statement of gross sulphur and oil revenues and direct operating expenses of the assets to be acquired (IGL Transferred Businesses) by Freeport-McMoRan Sulphur Inc. ("Freeport Sulphur") for the year ended December 31, 1996 have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their accompanying report. The statement is presented to provide historical data about the IGL Transferred Businesses and may not be indicative of future results of operations of the IGL Transferred Businesses.

    Separate financial statements for the IGL Transferred Businesses have never been prepared. Depreciation, depletion and amortization has not been included because the historical expenses incurred by the predecessor owner may not be comparable to amounts to be incurred by Freeport Sulphur in future periods. Further, it is not possible to make a practicable or objective determination of the portion of general or administrative expenses or other indirect expenses which were attributable to the IGL Transferred Businesses and any such allocation would not be indicative of the level of such expenses to be incurred in the future. In addition, a provision for income taxes has not been included because the tax position of the predecessor owner will not affect Freeport Sulphur's future tax provisions.

                           IGL TRANSFERRED BUSINESSES
   STATEMENTS OF GROSS SULPHUR AND OIL REVENUES AND DIRECT OPERATING EXPENSES
                                 (IN THOUSANDS)


                                                                                     YEAR
                                                                                    ENDED
                                                                                 DECEMBER 31,
                                                                                     1996
                                                                   NINE MONTHS   ------------
                                                                      ENDED
                                                                  SEPTEMBER 30,
                                                                      1997
                                                                  -------------
                                                                   (UNAUDITED)
Sulphur and Oil sales...........................................    $  34,190     $   50,337
Production and delivery.........................................       24,159         30,414
                                                                  -------------  ------------
Revenues over direct operating expenses.........................    $  10,031     $   19,923
                                                                  -------------  ------------
                                                                  -------------  ------------


                See accompanying notes to financial statements.

             NOTES TO STATEMENTS OF GROSS SULPHUR AND OIL REVENUES

        AND DIRECT OPERATING EXPENSES OF THE IGL TRANSFERRED BUSINESSES

1.  BACKGROUND AND BASIS OF PRESENTATION

    BACKGROUND. On August 26, 1997, IMC Global Inc. ("IGL") and Freeport-McMoRan Inc. ("FTX") executed a definitive agreement for FTX to merge with and into IGL (the "Merger"). The terms of the Merger provide that each share of FTX common stock will be converted into the right to receive (i) 0.90 of a share of IGL common stock, (ii) one-third of a warrant exercisable for a share of IGL common stock and (iii) a proportionate number of shares of a newly formed company (Freeport-McMoRan Sulphur Inc.) that would be held by FTX immediately prior to consummation of the Merger. Completion of the Merger is subject to, among other things, approval of the definitive merger agreement by the IGL and FTX shareholders and the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (early termination having been granted). Both companies expect the Merger to be completed by the end of 1997.

    In connection with the Merger, Freeport-McMoRan Resource Partners, Limited Partnership, a Delaware limited partnership that is 51.6% owned by FTX ("FRP"), will contribute to Freeport-McMoRan Sulphur Inc. ("Freeport Sulphur"), a newly formed subsidiary of FRP, certain assets and liabilities described below and the shares of Freeport Sulphur will be distributed to the FRP unitholders, including FTX. FTX will then distribute its Freeport Sulphur shares to its stockholders as part of the Merger consideration.

    Among the assets that will be contributed by FRP to Freeport Sulphur is FRP's 58.3% interest in the Main Pass sulphur and oil joint venture (the "Main Pass Joint Venture") in which IGL also has a 25% interest. The Main Pass Joint Venture is primarily a sulphur mining operation, with the related oil deposit being located in the same caprock containing the sulphur reserves.

    Immediately prior to the Merger, IGL will transfer its 25% interest in the Main Pass Joint Venture to FRP (the "IGL Transferred Businesses"). FRP will then contribute to Freeport Sulphur the IGL Transferred Businesses, and the FRP Transferred Businesses; including FRP's interest in the Main Pass Joint Venture, FRP's Culberson sulphur mine in West Texas (acquired from Pennzoil Company in
1995) and various related sulphur terminaling and transportation assets in the Gulf Coast area.

    BASIS OF PRESENTATION. The accompanying statement of gross sulphur and oil revenues and direct operating expenses relates to the interests in IGL's producing sulphur and oil properties described above and may not be representative of future operations. The statement does not include federal and state income taxes, interest, depreciation, depletion and amortization or corporate general and administrative expenses because such amounts have historically not been allocated to the IGL Transferred Businesses or such amounts would not be indicative of those expenses which would be incurred by Freeport Sulphur. The statement includes gross sulphur and oil revenues and direct operating and production expenses, including production and ad valorem taxes, for the entire periods presented.

    With respect to Main Pass sulphur production, IGL takes its share of sulphur in kind and sells such production under a long-term contract to the IMC-Agrico Joint Venture (IMC-Agrico), a chemical fertilizer producer jointly owned by IGL and FRP. The contract price paid by IMC-Agrico for approximately the first 500,000 tons is based on a fixed premium over the per ton weighted average cost of IGL's purchases of sulphur on behalf of IMC-Agrico under other long-term supply contracts and tons sold in excess of that amount exclude the fixed premium.


    The unaudited statement of gross sulphur and oil revenues and direct operating expenses for the nine-month period ended September 30, 1997, in the opinion of management, was prepared on a basis consistent with the audited statement of gross sulphur and oil revenues and direct operating expenses and

        AND DIRECT OPERATING EXPENSES OF THE IGL TRANSFERRED BUSINESSES

1. BACKGROUND AND BASIS OF PRESENTATION (CONTINUED) includes all adjustments (which includes normal recurring adjustments) necessary to present fairly the gross sulphur and oil revenues and direct operating and production expenses for this interim period and may not be indicative of future revenues and expenses.

2.  SUPPLEMENTAL INFORMATION ON SULPHUR AND OIL RESERVES (UNAUDITED)

    Proved and probable sulphur mineral reserves at December 31, 1996 totaled
16.6 million long tons which are subject to a 12.5 percent royalty based on net mine revenues.

    The supplementary oil reserve information presented below is prepared in accordance with requirements prescribed by the Financial Accounting Standards Board. Proved oil reserves at December 31, 1996, have been estimated by independent petroleum engineers in accordance with guidelines established by the Securities and Exchange Commission (SEC). There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting the future rates of production and timing of development expenditures. Thus, the following reserve estimates, which relate to reserves attributable to the IGL Transferred Businesses, are based upon existing economic and operating conditions; they are only estimates and should not be construed as being exact. The reserves related to the IGL Transferred Businesses are located in offshore United States waters. Oil, including condensate and plant products, is stated in thousands of barrels. An analysis of the estimated changes in quantities of proved oil reserves of the IGL Transferred Businesses for the year ended December 31, 1996 is shown below.

                                                                                           OIL
                                                                                        ---------
Proved reserves:
  Beginning of year...................................................................      2,845
  Revisions of previous estimates.....................................................        191
  Discoveries and extensions..........................................................     --
  Production..........................................................................       (813)
                                                                                        ---------
  End of period.......................................................................      2,223
                                                                                        ---------
                                                                                        ---------
Proved developed reserves:
  End of year.........................................................................      1,761
                                                                                        ---------
                                                                                        ---------

    Subsequent to December 31, 1996, proved undeveloped reserve estimates were revised downward by approximately 0.5 million barrels to reflect recent drilling results.

    The standardized measure of discounted future net cash flows and changes therein relating to the proved oil reserves of the IGL Transferred Businesses were computed using reserve valuations based on regulations prescribed by the SEC. These regulations provide for the use of current oil prices (escalated only when known and determinable price changes are provided by contract and law) in the projection of

        AND DIRECT OPERATING EXPENSES OF THE IGL TRANSFERRED BUSINESSES

2. SUPPLEMENTAL INFORMATION ON SULPHUR AND OIL RESERVES (UNAUDITED) (CONTINUED) future net cash flows. The estimated standardized measure of discounted future net cash flows relating to proved reserves of the IGL Transferred Businesses at December 31, 1996 is shown below (in thousands).

Future cash flows..................................................  $  45,910
Future costs applicable to future cash flows:
  Production costs.................................................     20,193
  Development and abandonment costs................................      8,027
                                                                     ---------
Future net cash flows before income taxes..........................     17,690
Future income taxes                                                     --
                                                                     ---------
Future net cash flows..............................................     17,690
Discount for estimated timing of net cash flows (10% discount
  rate)............................................................        995
                                                                     ---------
                                                                     $  16,695
                                                                     ---------
                                                                     ---------

    Because the tax position of the predecessor owner will not affect Freeport Sulphur's future tax provisions, no deductions for future income taxes have been made above. Oil prices have declined subsequent to December 31, 1996. The future cash flows from proved reserves presented above do not reflect the decline.

    An analysis of the sources of changes in the standardized measure of discounted future net cash flows relating to proved reserves of the IGL Transferred Businesses for the year ended December 31, 1996 is shown below (in thousands).

Beginning of year..................................................  $  20,895
Development costs incurred during the period.......................        453
Revisions:
  Changes in prices................................................      3,136
  Accretion of discount............................................      2,090
  Other changes....................................................      1,309
Revenues, less production costs....................................    (11,188)
                                                                     ---------
End of year........................................................  $  16,695
                                                                     ---------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE FTX STOCKHOLDER DISTRIBUTION AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES OF COMMON STOCK DISTRIBUTED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH SOLICITATION OR OFFER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY DISTRIBUTION MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                           --------------------------

                               TABLE OF CONTENTS


                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................   10
The Merger and the Distributions..........................................   16
Certain Federal Income Tax Consequences...................................   19
Dividend Policy...........................................................   23
Distributing Security Holder..............................................   23
Capitalization............................................................   23
Selected Financial and Operating Data.....................................   24
Selected Pro Forma Financial and Operating Data...........................   25
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..............................................................   27
Business..................................................................   31
Management................................................................   45
Principal Stockholders....................................................   55
Certain Transactions......................................................   56
Description of Capital Stock..............................................   57
Comparison of the Rights of Stockholders..................................   63
Shares Eligible for Future Sale...........................................   64
Legal Matters.............................................................   64
Experts...................................................................   64
Available Information.....................................................   65
Index to Financial Statements.............................................  F-1


                           --------------------------


    UNTIL DECEMBER 12, 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THE FTX STOCKHOLDER DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF THE DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS.


                                5,338,513 SHARES

                                FREEPORT-MCMORAN
                                  SULPHUR INC.

                                  COMMON STOCK
                                ($.01 PAR VALUE)

                             ---------------------

                                   PROSPECTUS

                             ---------------------


                               November 17, 1997


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    Estimated expenses payable in connection with the proposed FTX Stockholder Distribution of Common Stock covered hereby are as follows:


SEC registration fee..............................................  $       0
NYSE listing fee..................................................    100,000
Printing expenses.................................................    135,000
Legal fees and expenses...........................................    150,000
Accounting fees and expenses......................................     60,000
Distribution agent fees and expenses..............................     75,000
Miscellaneous expenses............................................     30,000
                                                                    ---------
    Total expenses................................................  $ 550,000
                                                                    ---------
                                                                    ---------



ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.


    Section 145 of the Delaware General Corporation Law (the "DGCL") provides that a corporation may limit the liability of and indemnify its directors and officers against liability in a variety of circumstances. In accordance with the DGCL, the Company's Certificate of Incorporation contains provisions eliminating the personal liability of the directors except for liability for (a) a breach of his or her duty of loyalty to the Company or to its stockholders, (b) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (c) dividends or stock repurchases or redemptions that are unlawful under Delaware law and (d) any transaction from which he or she receives an improper personal benefit. In addition, the Company's By-laws require the Company to indemnify its officers and directors against expenses and costs, judgments, settlements and fines incurred in the defense of any claim, including any claim brought by or in the right of the Company, to which they were made parties by reason of being or having been officers or directors.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

    On August 26, 1997 the Company issued 100 shares of Common Stock to FRP in exchange for $100.00 in cash. In connection with the Contribution, the Company will issue an additional 10,346,478 shares to FRP in exchange for FRP's contribution to the Company of the Transferred Businesses. All of the shares issued to FRP in each of these transactions are being distributed in the Distributions described in this Registration Statement.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (A) EXHIBITS

EXHIBITS
  2.1 Contribution and Distribution Agreement by and among the Company, FTX and FRP, dated as of August 26, 1997
  2.2  Form of IGL Contribution Agreement
  3.1  Certificate of Incorporation of the Company
  3.2  By-laws of the Company
  4.1  Form of the Company's Common Stock certificate
  5.1  Opinion of Jones, Walker, Waechter, Poitevent, Carrere & Denegre, L.L.P.
  8.1  Opinion of Miller & Chevalier, Chartered
 10.1  Form of Employee Benefits Agreement by and between FTX and the Company

EXHIBITS
 10.2  Asset Sale Agreement for Main Pass Block 299 between FRP and Chevron USA,
         Inc. dated as of May 2, 1990
 10.3  Main Pass 299 Sulphur and Salt Lease, effective May 1, 1988
 10.4  Joint Operating Agreement by and between FRP, IMC-Fertilizer, Inc. and
         Felmont Oil Corporation, dated June 5, 1990
 10.5  Joint Operating Agreement by and between FRP, IMC-Fertilizer, Inc. and
         Felmont Oil Corporation, dated May 1, 1988
 10.6  Agreement to Coordinate Operating Agreements by and between FRP,
         IMC-Fertilizer and Felmont Oil Corporation, dated May 1, 1988
 10.7  Asset Purchase Agreement between FRP and Pennzoil Company dated as of
         October 22, 1994 (the "Asset Purchase Agreement")
 10.8  Amendment No. 1 to the Asset Purchase Agreement dated as of January 3,
         1995
 10.9  Agreement for Sulphur Supply, as amended, dated as of July 1, 1993 among
         FRP, IMC Fertilizer and IMC-Agrico Company (the "Sulphur Supply
         Agreement")*
 10.10 Side letter with IGL regarding the Sulphur Supply Agreement
 10.11 Processing and Marketing Agreement between the Freeport Sulphur Company (a division of FRP) and Felmont Oil Corporation dated June 19, 1990 (the
         "Processing Agreement")
 10.12 Amendment Number 1 to the Processing Agreement
 10.13 Amendment Number 2 to the Processing Agreement
 10.14 1997 Stock Option Plan for Non-Employee Directors
 10.15 Company Adjusted Stock Award Plan
 10.16 Freeport Sulphur 1997 Stock Option Plan
 10.17 Form of Stockholder Protection Rights Agreement between Freeport-McMoRan
         Sulphur Inc. and Mellon Securities Trust Company, as Rights Agent
 23.1  Consent of Arthur Andersen LLP
 23.2  Consent of Ryder Scott Company
 23.3  Consent of Jones, Walker, Waechter, Poitevent, Carrere & Denegre, L.L.P.
         (included in Exhibit 5.1)
 23.4  Consent of Miller & Chevalier, Chartered (included in Exhibit 8.1)
 23.5  Consent of Valuation Research Corporation (included in Exhibit 99.1)
 24.1  Powers of Attorney
 27.1  Financial Data Schedule
 99.1  Solvency Opinion of Valuation Research Corporation


------------------------

* Portions of this Exhibit have been omitted pursuant to a confidentiality request filed with the Commission.

    (B) FINANCIAL STATEMENT SCHEDULES

    None.

ITEM 17.  UNDERTAKINGS

    Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


    Pursuant to the requirements of the 1933 Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New Orleans, State of Louisiana, on November 14, 1997.


                                FREEPORT-MCMORAN SULPHUR INC.

                                By:            /s/ ROBERT M. WOHLEBER
                                     -----------------------------------------
                                                Robert M. Wohleber,
                                                   PRESIDENT AND
                                              CHIEF EXECUTIVE OFFICER

    Pursuant to the requirements of the 1933 Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------

              *
------------------------------  Co-Chairman of the Board     November 14, 1997
       James R. Moffett           of Directors

              *
------------------------------  Co-Chairman of the Board     November 14, 1997
      Rene L. Latiolais           of Directors

              *
------------------------------  Vice Chairman of the Board   November 14, 1997
     Richard C. Adkerson          of Directors

                                President, Chief Executive
    /s/ ROBERT M. WOHLEBER        Officer and a Director
------------------------------    (Principal Executive,      November 14, 1997
      Robert M. Wohleber          Financial and Accounting
                                  Officer)

              *
------------------------------  Director                     November 14, 1997
       J. Terrell Brown

              *
------------------------------  Director                     November 14, 1997
     Thomas D. Clark, Jr.

              *
------------------------------  Director                     November 14, 1997
      B. M. Rankin, Jr.



*By:   /s/ ROBERT M. WOHLEBER
      -------------------------
         Robert M. Wohleber
          ATTORNEY-IN-FACT

                                 EXHIBIT INDEX


  EXHIBIT                                                                                               SEQUENTIALLY
  NUMBER                                     DESCRIPTION OF EXHIBITS                                    NUMBERED PAGE
-----------  ---------------------------------------------------------------------------------------  -----------------
       2.1   Contribution and Distribution Agreement by and among the Company, FTX and FRP, dated as of August 26, 1997

       2.2   Form of IGL Contribution Agreement

       3.1   Certificate of Incorporation of the Company

       3.2   By-laws of the Company

       4.1   Form of the Company's Common Stock certificate

       5.1   Opinion of Jones, Walker, Waechter, Poitevent, Carrere & Denegre, L.L.P.

       8.1   Opinion of Miller & Chevalier, Chartered

      10.1   Form of Employee Benefits Agreement by and between FTX and the Company

      10.2   Asset Sale Agreement for Main Pass Block 299 between FRP and Chevron USA, Inc. dated as of May 2, 1990

      10.3   Main Pass 299 Sulphur and Salt Lease, effective May 1, 1988

      10.4   Joint Operating Agreement by and between FRP, IMC-Fertilizer, Inc. and Felmont Oil
               Corporation, dated June 5, 1990

      10.5   Joint Operating Agreement by and between FRP, IMC-Fertilizer, Inc. and Felmont Oil
               Corporation, dated May 1, 1988

      10.6   Agreement to Coordinate Operating Agreements by and between FRP, IMC-Fertilizer and
               Felmont Oil Corporation, dated May 1, 1988

      10.7   Asset Purchase Agreement between FRP and Pennzoil Company dated as of October 22, 1994
               (the "Asset Purchase Agreement")

      10.8   Amendment No. 1 to the Asset Purchase Agreement dated as of January 3, 1995

      10.9   Agreement for Sulphur Supply, as amended, dated as of July 1, 1993 among FRP, IMC
               Fertilizer and IMC-Agrico Company (the "Sulphur Supply Agreement")*

      10.10  Side letter with IGL regarding the Sulphur Supply Agreement

      10.11  Processing and Marketing Agreement between the Freeport Sulphur Company (a division of
               FRP) and Felmont Oil Corporation dated June 19, 1990 (the "Processing Agreement")

      10.12  Amendment Number 1 to the Processing Agreement

      10.13  Amendment Number 2 to the Processing Agreement

      10.14  1997 Stock Option Plan for Non-Employee Directors

      10.15  Company Adjusted Stock Award Plan

      10.16  Freeport Sulphur 1997 Stock Option Plan

      10.17  Form of Stockholder Protection Rights Agreement between Freeport-McMoRan Sulphur Inc.
               and Mellon Securities Trust Company, as Rights Agent

      23.1   Consent of Arthur Andersen LLP

  EXHIBIT                                                                                               SEQUENTIALLY
  NUMBER                                     DESCRIPTION OF EXHIBITS                                    NUMBERED PAGE
-----------  ---------------------------------------------------------------------------------------  -----------------
      23.2   Consent of Ryder Scott Company

      23.3   Consent of Jones, Walker, Waechter, Poitevent, Carrere & Denegre, L.L.P. (included in
               Exhibit 5.1)

      23.4   Consent of Miller & Chevalier, Chartered (included in Exhibit 8.1)

      23.5   Consent of Valuation Research Corporation (included in Exhibit 99.1)

      24.1   Powers of Attorney

      27.1   Financial Data Schedule

      99.1   Solvency Opinion of Valuation Research Corporation


------------------------


* Portions of this Exhibit have been omitted pursuant to a confidentiality request filed with the Commission.


                                      E-2